SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2010
Commission File Number: 001-12518
BANCO SANTANDER, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid — Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the period ended June 30, 2010 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material for the periods subsequent to 2005. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:
•	“dollars”, “US$” or “$”, we mean United States dollars;
•	“pounds” or “£”, we mean United Kingdom pounds; and
•	“one billion”, we mean 1,000 million.
When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.
When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.
When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•	exposure to various types of market risks;
•	management strategy;
•	capital expenditures;
•	earnings and other targets; and
•	asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2009 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:
Economic and Industry Conditions
•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•
general economic or industry conditions in Spain, the United Kingdom, the United States, other European countries, Latin America and the other areas in which we have significant business activities or investments;

•	the sovereign debt rating for Spain and the other countries where we operate;
•
continued deterioration in the global economy or in the economies of Spain, the United Kingdom, other European countries, Latin America, and the United States, and continued volatility in the capital markets;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;
•	changes in Spanish, UK, EU, Latin American, US or foreign laws, regulations or taxes, and
•	increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•	damage to our reputation;
•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1
Selected Consolidated Financial Information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.
Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.
The financial information set forth below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2010 and 2009. Our results for the six months ended June 30, 2010 are not necessarily indicative of what our results will be for the full year or any other period.

						Six months ended
	Year ended December 31,					June 30,
	2009	2008	2007	2006	2005	2010	2009
	(in thousands of euros, except percentages and per share data)
Interest and similar income	53,173,004	55,043,546	45,512,258	36,669,337	33,343,659	25,223,027	27,794,494
Interest expense and similar charges	(26,874,462)	(37,505,084)	(31,069,486)	(24,879,598)	(23,258,149)	(10,723,562)	(15,138,588)
Interest income / (charges)	26,298,542	17,538,462	14,442,772	11,789,739	10,085,510	14,499,465	12,655,906
Income from equity instruments	436,474	552,757	419,997	412,554	335,257	191,064	240,672
Income from companies accounted for by the equity method	(520)	791,754	438,049	423,875	615,607	7,971	(2,932)
Fee and commission income	10,726,368	9,741,400	9,290,043	8,147,164	7,051,487	5,663,545	5,341,223
Fee and commission expense	(1,646,234)	(1,475,105)	(1,421,538)	(1,251,132)	(1,080,662)	(854,651)	(803,331)
Gains/losses on financial assets and liabilities (net)	3,801,645	2,892,249	2,306,384	2,048,725	1,435,370	1,193,862	2,385,192
Exchange differences (net)	444,127	582,215	648,528	95,936	54,257	96,810	(282,973)
Other operating income	7,928,538	9,436,308	6,739,670	6,075,564	3,353,935	3,607,469	3,545,250
Other operating expenses	(7,784,621)	(9,164,487)	(6,449,120)	(5,800,019)	(3,025,586)	(3,532,005)	(3,448,792)
Total income	40,204,319	30,895,553	26,414,785	21,942,406	18,825,175	20,873,530	19,630,215
Administrative expenses	(14,824,605)	(11,665,857)	(10,776,670)	(9,783,902)	(9,207,125)	(7,882,237)	(7,268,872)
Personnel expenses	(8,450,283)	(6,813,351)	(6,434,343)	(5,886,871)	(5,542,192)	(4,499,910)	(4,164,703)
Other general expenses	(6,374,322)	(4,852,506)	(4,342,327)	(3,897,031)	(3,664,933)	(3,382,327)	(3,104,169)
Depreciation and amortization	(1,596,445)	(1,239,590)	(1,247,207)	(1,130,159)	(1,000,050)	(928,414)	(784,726)
Provisions (net)	(1,792,123)	(1,640,561)	(895,552)	(1,007,037)	(1,791,355)	(752,369)	(661,625)
Impairment losses on financial assets (net)	(11,578,322)	(6,283,052)	(3,430,122)	(2,454,985)	(1,913,890)	(5,000,515)	(4,860,673)
Impairment losses on other assets (net)	(164,630)	(1,049,226)	(1,548,218)	(20,066)	(154,475)	(96,802)	(32,698)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,565,013	101,156	1,810,428	348,199	1,373,508	167,580	16,219
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(1,225,407)	1,730,902	643,050	959,318	1,063,606	(49,726)	(124,855)
Operating profit/(loss) before tax	10,587,800	10,849,325	10,970,494	8,853,774	7,195,394	6,331,047	5,912,985
Income tax	(1,206,610)	(1,836,052)	(2,322,107)	(2,255,585)	(1,132,220)	(1,414,547)	(1,242,511)
Profit from continuing operations	9,381,190	9,013,273	8,648,387	6,598,189	6,063,174	4,916,500	4,670,474
Profit / (loss) from discontinued operations (net)	30,870	319,141	987,763	1,647,564	490,275	(13,030)	60,645
Consolidated profit for the period	9,412,060	9,332,414	9,636,150	8,245,753	6,553,449	4,903,470	4,731,119
Profit attributable to the Parent	8,942,538	8,876,414	9,060,258	7,595,947	6,023,783	4,445,349	4,519,003
Profit attributable to non-controlling interests	469,522	456,000	575,892	649,806	529,666	458,121	212,116

Per share information:
Average number of shares (thousands) (1)	8,554,224	7,271,470	6,801,899	6,701,728	6,693,400	8,671,558	8,496,844
Basic earnings per share (in euros)	1.0454	1.2207	1.3320	1.1334	0.9000	0.5126	0.5318
Basic earnings per share continuing operation (in euros)	1.0422	1.1780	1.2003	0.9233	0.8422	0.5141	0.5251
Diluted earnings per share (in euros)	1.0382	1.2133	1.3191	1.1277	0.8968	0.5095	0.5291
Diluted earnings per share continuing operation (in euros)	1.0350	1.1709	1.1887	0.9186	0.8393	0.5110	0.5224
Dividends paid (in euros) (2)	0.6000	0.6325	0.6068	0.4854	0.3883	0.1352	0.1352
Dividends paid (in US$) (2)	0.8644	0.8802	0.8932	0.6393	0.4581	0.1659	0.1911

						Six months
	Year ended December 31,					ended June 30,
	2009	2008	2007	2006	2005	2010
	(in thousands of euros, except percentages and per share data)
Total assets	1,110,529,458	1,049,631,550	912,914,971	833,872,715	809,961,664	1,220,024,502
Loans and advances to credit institutions (net) (3)	79,836,607	78,792,277	57,642,604	69,757,056	66,127,043	76,099,312
Loans and advances to customers (net) (3)	682,550,926	626,888,435	571,098,513	527,035,514	439,964,442	727,881,779
Investment securities (net) (4)	173,990,918	124,673,342	132,035,268	136,760,433	203,938,360	180,650,973
Investments: Associates	164,473	1,323,453	15,689,127	5,006,109	3,031,482	200,060

Contingent liabilities (net)	59,256,076	65,323,194	76,216,585	58,769,309	48,453,575	62,132,453

Liabilities
Deposits from central banks and credit institutions (5)	142,091,587	129,877,370	112,897,308	113,038,061	148,624,811	126,801,390
Customer deposits (5)	506,976,237	420,229,450	355,406,519	330,947,770	305,631,794	595,299,812
Debt securities (5)	211,963,173	236,403,290	233,286,688	203,742,817	148,829,300	212,423,555

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	13,866,889	15,747,915	16,742,134	11,186,480	8,973,699	13,124,376
Secured subordinated debt	—	—	—	—	—	—
Other subordinated debt	15,192,269	14,452,488	11,666,663	12,399,771	13,016,989	13,470,031
Preferred securities (6)	7,315,291	7,621,575	7,261,382	6,836,570	6,772,768	8,280,328
Preferred shares (6)	430,152	1,051,272	522,558	668,328	1,308,847	622,314
Non-controlling interests (including net income of the period)	5,204,058	2,414,606	2,358,269	2,220,743	2,848,223	6,133,123
Stockholders’ equity (7)	68,666,584	57,586,886	55,199,882	44,851,559	40,334,064	72,285,030
Total capitalization	110,675,243	98,874,742	93,750,888	78,163,451	73,254,590	113,915,202
Stockholders’ equity per share (7)	8.03	7.92	8.12	6.69	6.03	8.34

Other managed funds
Mutual funds	105,216,486	90,305,714	119,210,503	119,838,418	109,480,095	113,667,686
Pension funds	11,309,649	11,127,918	11,952,437	29,450,103	28,619,183	10,662,093
Managed portfolio	18,364,168	17,289,448	19,814,340	17,835,031	14,746,329	21,539,117
Savings — insurance policies	9,422,386	12,338,405	9,008,968	6,384,994	15,145,607	4,684,628
Total other managed funds	144,312,689	131,061,485	159,986,248	173,508,546	167,991,214	150,553,524

Consolidated ratios
Profitability ratios:
Net yield (8)	2.62%	2.05%	1.80%	1.68%	1.63%	2.73%
Return on average total assets (ROA)	0.86%	1.00%	1.10%	1.01%	0.89%	0.85%
Return on average stockholders’ equity (ROE)	13.90%	17.07%	21.91%	21.39%	18.84%	12.91%
Capital ratio:
Average stockholders’ equity to average total assets	5.85%	5.55%	4.71%	4.36%	4.32%	5.95%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	2.01%	1.57%	1.67%	1.78%	1.75%	2.51%
Including interest on deposits	1.40%	1.27%	1.35%	1.36%	1.30%	1.60%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.55%	1.95%	1.50%	1.53%	1.51%	2.53%
Impaired balances as a percentage of total gross loans	3.43%	2.19%	1.05%	0.86%	0.98%	3.58%
Allowances for impaired balances as a percentage of impaired balances	74.3%	89.1%	143.2%	177.0%	155.1%	70.5%
Net loan charge-offs as a percentage of total gross loans	1.27%	0.60%	0.46%	0.34%	0.23%	0.70%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk(*)
Allowances for impaired balances as a percentage of total loans and contingent liabilities	2.44%	1.83%	1.42%	1.45%	1.43%	2.46%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	3.24%	2.02%	0.94%	0.78%	0.88%	3.37%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	75.33%	90.64%	150.55%	187.23%	162.33%	72.87%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.17%	0.55%	0.41%	0.31%	0.21%	0.65%

(*)
We disclose these ratios because our credit risk exposure comprises both loans and advances to customers and contingent liabilities, both of which are subject to impairment and hence, we set aside allowances for them.

(**)	Balances of loans and contingent liabilities

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.

(2)
The shareholders at the annual general meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. The dividend per share for 2009 disclosed above, €0.60, is calculated assuming that the four dividends for the year were paid in cash. The dividend per share disclosed for June 30, 2010, €0.1352, corresponds to the first interim dividend on account of the 2010 financial year.

(3)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statements.

(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.

(7)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(8)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Average Balance Sheet and Interest Rates—Earning Assets—Yield Spread”.

(9)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and non-controlling interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(10)
Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements” in our 2009 Form 20-F.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this Form 6-K:

						Six months
	Year ended December 31,					ended
	2009	2008	2007	2006	2005	June 30, 2010
	(in thousands of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	18,497,070	12,862,981	9,302,230	8,626,937	7,047,475	19,910,601
Allowances for contingent liabilities and commitments (excluding country risk)	(623,202)	(622,330)	(587,485)	(541,519)	(475,519)	(956,548)

Allowances for balances of loans	17,873,868	12,240,651	8,714,745	8,085,418	6,571,956	18,954,053
Allowances referred to country risk and other	191,486	660,150	173,379	293,032	409,969	176,300

Allowances for impaired balances (excluding contingent liabilities)	18,065,354	12,900,801	8,888,124	8,378,450	6,981,925	19,130,353

Of which:

Allowances for customers and credit institutions and other financial assets:	17,898,632	12,719,623	8,796,371	8,288,128	6,901,925	18,897,635
Allowances for customers	17,873,096	12,466,056	8,695,204	8,163,444	6,755,175	18,864,277
Allowances for credit institutions and other financial assets	25,536	253,567	101,167	124,684	146,750	33,358
Allowances for investment securities	166,722	181,178	91,753	90,322	80,000	232,718

(*)	Balances of loans and contingent liabilities

Exchange Rates
Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges. As a result, they are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.
The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.
The New York Federal Reserve Bank announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. Central European Time.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695
2009	1.4406	1.3948

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2010
April	1.3615	1.3245
May	1.3238	1.2223
June	1.2391	1.1942
July	1.3069	1.2328
August	1.3253	1.2611
September	1.3648	1.2697
October (through October 18, 2010)	1.4101	1.3705
On October 18, 2010, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.3896.
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2009 Form 20-F.

Item 2
Selected Statistical Information
The following tables show our selected statistical information.
Average Balance Sheets and Interest Rates
The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2010 and 2009.
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;
•	We have included loan fees in interest income;
•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2009 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting; and
•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.
As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2009, 2008, 2007, 2006 and 2005 and for the six months ended June 30, 2010 and 2009 under IFRS.

Average Balance Sheet — Assets and Interest Income

	Six Months Ended June 30,
	2010			2009
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Cash and due from central banks
Domestic	10,158,400	35,493	0.70%	9,445,888	58,736	1.24%
International	41,665,680	733,955	3.52%	25,104,332	138,921	1.11%

	51,824,080	769,448	2.97%	34,550,220	197,657	1.14%
Due from credit entities
Domestic	26,809,488	112,955	0.84%	20,528,106	212,154	2.07%
International	50,643,842	373,731	1.48%	62,858,447	1,359,254	4.32%

	77,453,330	486,686	1.26%	83,386,553	1,571,408	3.77%
Loans and credits
Domestic	224,698,449	3,681,610	3.28%	233,752,246	5,994,184	5.13%
International	468,444,572	16,467,176	7.03%	428,867,734	16,241,574	7.57%

	693,143,021	20,148,786	5.81%	662,619,980	22,235,758	6.71%
Debt securities
Domestic	45,952,074	560,187	2.44%	35,802,150	538,389	3.01%
International	109,713,890	2,508,203	4.57%	85,369,362	2,134,202	5.00%

	155,665,964	3,068,389	3.94%	121,171,512	2,672,591	4.41%
Income from hedging operations
Domestic	—	56,473	—	—	225,324	—
International	—	(75,123)	—	—	(10,913)	—

	—	(18,650)	—	—	214,411	—
Other interest-earning assets
Domestic	26,422,442	347,412	2.63%	33,376,030	311,108	1.86%
International	57,588,882	420,955	1.46%	67,102,290	591,561	1.76%

	84,011,324	768,367	1.83%	100,478,320	902,669	1.80%
Total interest-earning assets
Domestic	334,040,853	4,794,130	2.87%	332,904,420	7,339,895	4.41%
International	728,056,866	20,428,897	5.61%	669,302,165	20,454,599	6.11%

	1,062,097,719	25,223,027	4.75%	1,002,206,585	27,794,494	5.55%
Investments in affiliated companies
Domestic	310,167	—	—	225,219	—	—
International	(80,512)	—	—	1,233,902	—	—

	229,655	—	—	1,459,121	—	—
Total earning assets
Domestic	334,351,020	4,794,130	2.87%	333,129,639	7,339,895	4.41%
International	727,976,354	20,428,897	5.61%	670,536,067	20,454,599	6.10%

	1,062,327,374	25,223,027	4.75%	1,003,665,706	27,794,494	5.54%

Other assets	96,084,924			86,953,881

Assets from discontinued operations	—			9,249,864

Total average assets	1,158,412,298	25,223,027	4.35%	1,099,869,451	27,794,494	5.05%

Average Balance Sheet — Liabilities and Interest Expense

	Six Months Ended June 30,
	2010			2009
LIABILITY AND STOCKHOLDERS’ EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Due to credit entities
Domestic	29,707,331	201,866	1.36%	17,490,608	328,530	3.76%
International	106,790,680	496,002	0.93%	124,428,734	1,154,241	1.86%

	136,498,011	697,868	1.02%	141,919,342	1,482,771	2.09%
Customers deposits
Domestic	145,568,963	1,239,158	1.70%	132,232,596	1,630,841	2.47%
International	394,695,971	4,802,016	2.43%	320,656,730	5,177,065	3.23%

	540,264,934	6,041,175	2.24%	452,889,326	6,807,906	3.01%
Marketable debt securities
Domestic	108,603,584	1,368,580	2.52%	131,214,772	2,064,752	3.15%
International	102,381,817	827,769	1.62%	94,860,300	1,502,504	3.17%

	210,985,401	2,196,349	2.08%	226,075,072	3,567,256	3.16%
Subordinated debt
Domestic	20,328,182	562,563	5.53%	21,015,498	459,234	4.37%
International	14,933,280	605,976	8.12%	18,751,734	708,492	7.56%

	35,261,462	1,168,539	6.63%	39,767,232	1,167,726	5.87%
Other interest-bearing liabilities
Domestic	37,000,913	505,917	2.73%	40,653,437	566,858	2.79%
International	75,265,034	431,765	1.15%	75,220,111	776,247	2.06%

	112,265,947	937,681	1.67%	115,873,548	1,343,105	2.32%
Expenses from hedging operations
Domestic	—	(758,019)	—	—	20,252	—
International	—	439,970	—	—	749,572	—

	—	(318,050)	—	—	769,824	—
Total interest-bearing liabilities
Domestic	341,208,973	3,120,064	1.83%	342,606,911	5,070,467	2.96%
International	694,066,782	7,603,498	2.19%	633,917,609	10,068,121	3.18%

	1,035,275,755	10,723,562	2.07%	976,524,520	15,138,588	3.10%

Other liabilities	47,897,355			51,945,233
Non-controlling interests	5,637,667			2,587,308

Equity	69,601,521			68,812,390

Total average Liabilities and Stockholders’ Equity	1,158,412,298	10,723,562	1.85%	1,099,869,451	15,138,588	2.75%

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2010 compared to the same period of 2009. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.
Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2010/2009
	Increase (Decrease) due to changes in
Interest and similar revenues	Volume	Rate	Net change
	(in thousands of euros)

Cash and due from central banks
Domestic	27,765	(51,008)	(23,243)
International	(9,980)	605,014	595,034

	17,785	554,006	571,791
Due from credit entities
Domestic	153,297	(252,496)	(99,199)
International	799,657	(1,785,180)	(985,523)

	952,954	(2,037,676)	(1,084,722)
Loans and credits
Domestic	2,011,843	(4,324,417)	(2,312,574)
International	2,541,488	(2,315,886)	225,602

	4,553,331	(6,640,303)	(2,086,972)
Debt securities
Domestic	225,870	(204,072)	21,798
International	741,089	(367,088)	374,001

	966,958	(571,160)	395,798
Other interest-earning assets
Domestic	(220,691)	256,995	36,304
International	30,701	(201,307)	(170,606)

	(189,990)	55,688	(134,302)
Total interest-earning assets
Domestic	2,198,084	(4,574,998)	(2,376,914)
International	4,102,955	(4,064,447)	38,508

	6,301,039	(8,639,445)	(2,338,406)
Total earning assets without hedging operations
Domestic	2,198,084	(4,574,998)	(2,376,914)
International	4,102,955	(4,064,447)	38,508

	6,301,039	(8,639,445)	(2,338,406)
Income from hedging operations
Domestic	(168,851)	—	(168,851)
International	(64,210)	—	(64,210)

	(233,061)	—	(233,061)
Total earning assets
Domestic	2,029,233	(4,574,998)	(2,545,765)
International	4,038,745	(4,064,447)	(25,702)

	6,067,978	(8,639,445)	(2,571,467)

Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2010/2009
	Increase (Decrease) due to changes in
Interest and similar expenses	Volume	Rate	Net change
	(in thousands of euros)

Due to credit entities
Domestic	293,111	(419,775)	(126,664)
International	498,948	(1,157,187)	(658,239)

	792,059	(1,576,962)	(784,903)
Customers deposits
Domestic	626,508	(1,018,191)	(391,683)
International	2,190,205	(2,565,254)	(375,049)

	2,816,714	(3,583,445)	(766,731)
Marketable debt securities
Domestic	130,481	(826,653)	(696,172)
International	795,600	(1,470,335)	(674,735)

	926,081	(2,296,988)	(1,370,907)
Subordinated debt
Domestic	(140,451)	243,780	103,329
International	(207,526)	105,010	(102,516)

	(347,977)	348,790	813
Other interest-bearing liabilities
Domestic	(36,549)	(24,392)	(60,941)
International	340,021	(684,503)	(344,482)

	303,471	(708,895)	(405,424)
Total interest-bearing liabilities without hedging operations
Domestic	873,100	(2,045,231)	(1,172,131)
International	3,617,248	(5,772,269)	(2,155,021)

	4,490,348	(7,817,500)	(3,327,152)
Expenses from hedging operations
Domestic	(778,271)	—	(778,271)
International	(309,602)	—	(309,602)

	(1,087,874)	—	(1,087,874)
Total interest-bearing liabilities
Domestic	94,828	(2,045,231)	(1,950,403)
International	3,307,646	(5,772,269)	(2,464,623)

	3,402,474	(7,817,500)	(4,415,026)

Assets
Earning Assets—Yield Spread
The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Earning Assets — Yield Spread

	IFRS - IASB
	Six Months Ended June 30,
	2010	2009
	(in thousands of euros, except percentages)
Average earning assets
Domestic	334,351,020	333,129,639
International	727,976,354	670,536,067

	1,062,327,374	1,003,665,706
Interest and dividends on equity securities (1)
Domestic	4,794,130	7,339,895
International	20,428,897	20,454,599

	25,223,027	27,794,494
Net interest income
Domestic	1,674,066	2,269,428
International	12,825,399	10,386,478

	14,499,465	12,655,906
Gross yield (annualized) (2)
Domestic	2.87%	4.41%
International	5.61%	6.10%

	4.75%	5.54%
Net yield (annualized) (3)
Domestic	1.00%	1.36%
International	3.52%	3.10%

	2.73%	2.52%
Yield spread (annualized) (4)
Domestic	1.04%	1.45%
International	3.42%	2.92%

	2.68%	2.44%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the periods indicated.

	IFRS - IASB
			Year Ended
	Six Months Ended June 30,		December 31,
	2010	2009	2009

ROA: Return on average total assets (1)	0.85%	0.86%	0.86%
ROE: Return on average stockholders’ equity (1)	12.91%	14.15%	13.90%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	25.03%	24.41%	55.00%
Average stockholders’ equity as a percentage of average total assets	5.95%	5.81%	5.85%

(1)
Net income and net attributable income for the six months ended June 30, 2010 and 2009 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)
Dividend information for the six months ended June 30, 2010 and 2009 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend (announced during the first six months of the year) whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2009 Form 20-F.

Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS - IASB
	Six Months Ended June 30,
Interest earning assets	2010	2009
Cash and due from Central Banks
Domestic	0.95%	0.95%
International	3.92%	2.50%

	4.87%	3.45%
Due from credit entities
Domestic	2.52%	2.05%
International	4.77%	6.27%

	7.29%	8.32%
Loans and credits
Domestic	21.16%	23.32%
International	44.11%	42.79%

	65.27%	66.11%
Debt securities
Domestic	4.33%	3.57%
International	10.33%	8.52%

	14.66%	12.09%
Other interest earning assets
Domestic	2.49%	3.33%
International	5.42%	6.70%

	7.91%	10.03%
Total interest-earning assets
Domestic	31.45%	33.22%
International	68.55%	66.78%

	100.00%	100.00%

Classified Assets
Movements in Allowances for Credit Losses
The following table analyzes movements by domicile of customer, our allowances for credit for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects—Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2009	2008	2007	2010	2009
	(in thousands of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	5,948,950	4,512,000	4,318,320	6,992,818	5,948,950
Borrowers outside Spain	6,770,673	4,284,371	3,969,808	10,905,814	6,770,673

	12,719,623	8,796,371	8,288,128	17,898,632	12,719,623

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	1,426,104	2,310,095	7,356	142,588	1,335,409

	1,426,104	2,310,095	7,356	142,588	1,335,409

Recoveries of loans previously charged off (1)
Borrowers in Spain	115,069	129,660	148,849	86,352	56,635
Borrowers outside Spain	799,652	570,087	463,602	445,587	387,045

	914,721	699,747	612,451	531,940	443,680

Net provisions for credit losses (1)
Borrowers in Spain	2,499,843	928,236	658,989	1,165,990	869,048
Borrowers outside Spain	8,588,153	4,968,652	2,761,606	3,777,810	3,808,186

	11,087,996	5,896,887	3,420,596	4,943,800	4,677,234

Charge offs against credit loss allowance
Borrowers in Spain	(1,236,859)	(731,588)	(573,787)	(947,452)	(527,716)
Borrowers outside Spain	(8,557,769)	(3,820,805)	(2,746,375)	(4,820,991)	(3,693,241)

	(9,794,628)	(4,552,393)	(3,320,162)	(5,768,444)	(4,220,957)

Other movements	1,544,816	(431,084)	(211,999)	1,149,118	435,010

Allowance for credit losses at end of period(*)
Borrowers in Spain	6,992,818	5,948,950	4,512,000	6,762,796	5,905,627
Borrowers outside Spain	10,905,814	6,770,673	4,284,371	12,134,839	9,484,373

	17,898,632	12,719,623	8,796,371	18,897,635	15,390,000

Average loans outstanding
Borrowers in Spain	230,641,779	235,002,141	215,521,349	224,698,449	233,752,246
Borrowers outside Spain	436,857,260	340,938,627	330,253,241	468,444,572	428,867,734

	667,499,039	575,940,768	545,774,590	693,143,021	662,619,980

Net charge offs against loan loss allowance to average loans ratio
Borrowers in Spain	0.49%	0.26%	0.20%	0.38%	0.20%
Borrowers outside Spain	1.78%	0.95%	0.69%	0.93%	0.77%

	2.26%	1.21%	0.89%	1.32%	0.97%

(1)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the Spanish regulation.

(*)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables-Loans and advances to customers” and “Loans and receivable-Loans and receivables to credit institutions”. See Item 1. Selected Consolidated Financial Information.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2009	2008	2007	2010	2009
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	31,969	30,136	32,045	17,442	15,402
Real estate-construction	15,162	4,860	10,718	14,721	6,529
Real estate-mortgage	24,340	11,480	17,644	27,614	11,290
Installment loans to individuals	42,946	74,974	70,082	25,814	22,590
Lease finance	621	6,198	4,517	336	343
Other	30	2,012	13,844	425	481

Total Borrowers in Spain	115,069	129,660	148,849	86,352	56,635
Borrowers outside Spain
Government and official institutions	34	—	8	27	—
Commercial and industrial	731,641	483,589	397,126	399,767	342,399
Mortgage loans	35,047	28,494	30,360	25,778	17,124
Other	32,930	58,004	36,108	20,015	27,523

Total Borrowers outside Spain	799,652	570,087	463,602	445,587	387,045

Total	914,721	699,747	612,451	531,940	443,680
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	752,961	265,121	(278,355)	337,447	131,377
Real estate-construction	528,124	(76,668)	240,462	442,983	128,506
Real estate-mortgage	263,700	276,578	298,645	42,796	193,201
Installment loans to individuals	848,450	399,650	383,582	311,539	390,602
Lease finance	73,055	26,619	16,038	27,451	27,325
Other	33,553	36,936	(1,382)	3,775	(1,963)

Total Borrowers in Spain	2,499,843	928,236	658,990	1,165,990	869,048
Borrowers outside Spain
Government and official institutions	14,218	(8,344)	(1,797)	179	2,034
Commercial and industrial	7,667,916	2,709,732	2,016,115	3,131,244	3,247,145
Mortgage loans	532,539	242,965	237,553	385,123	209,116
Other	373,480	2,024,299	509,735	261,263	349,890

Total Borrowers outside Spain	8,588,153	4,968,652	2,761,606	3,777,810	3,808,186

Total	11,087,996	5,896,887	3,420,596	4,943,800	4,677,234
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(355,554)	(121,751)	(140,715)	(235,732)	(120,214)
Real estate-construction	(137,183)	(34,429)	(29,466)	(35,921)	(72,610)
Real estate-mortgage	(235,659)	(61,618)	(11,807)	(206,533)	(152,979)
Installment loans to individuals	(481,164)	(503,166)	(356,532)	(448,348)	(161,059)
Lease finance	(25,681)	(2,693)	(1,344)	(16,798)	(2,735)
Other	(1,617)	(7,931)	(33,924)	(4,121)	(18,119)

Total Borrowers in Spain	(1,236,859)	(731,588)	(573,787)	(947,452)	(527,716)
Borrowers outside Spain
Government and official institutions	(213)	—	—	—	(77)
Commercial and industrial	(7,826,967)	(2,807,232)	(1,969,576)	(4,420,972)	(2,879,128)
Mortgage loans	(393,104)	(1,736)	(6,693)	(270,357)	(217,000)
Other	(337,484)	(1,011,836)	(770,106)	(129,662)	(597,036)

Total Borrowers outside Spain	(8,557,769)	(3,820,805)	(2,746,375)	(4,820,991)	(3,693,241)

Total	(9,794,628)	(4,552,393)	(3,320,162)	(5,768,444)	(4,220,957)

Allowances for Credit Losses

	IFRS - IASB
	As of December 31,
	2009	%	2008	%	2007	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,742,508	9.74	1,690,171	13.29	1,121,382	12.75
Real estate-construction	1,896,177	10.59	1,490,138	11.72	1,412,652	16.06
Real estate-mortgage	1,375,447	7.68	1,271,684	10.00	805,437	9.16
Installment loans to individuals	1,673,557	9.35	1,182,274	9.29	926,917	10.53
Lease finance	215,785	1.21	112,874	0.89	162,405	1.85
Other	89,342	0.50	201,809	1.59	83,207	0.95

Total Borrowers in Spain	6,992,818	39.07	5,948,950	46.77	4,512,000	51.30
Borrowers outside Spain:
Government and official institutions	19,149	0.11	13,653	0.11	25,650	0.29
Commercial and industrial	8,529,010	47.65	4,517,625	35.52	2,762,325	31.40
Mortgage loans	1,555,212	8.69	1,615,112	12.70	1,354,866	15.40
Other	802,443	4.48	624,282	4.91	141,529	1.61

Total Borrowers outside Spain	10,905,814	60.93	6,770,673	53.23	4,284,371	48.70

Total	17,898,632	100.00	12,719,623	100.00	8,796,371	100.00
Allowances for Credit Losses

	IFRS - IASB
	As of June 30,
	2010	%	2009	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,607,149	13.80	2,789,394	18.12
Real estate-construction	1,288,325	6.82	367,538	2.39
Real estate-mortgage	1,089,098	5.76	1,221,566	7.94
Installment loans to individuals	1,573,235	8.33	1,159,011	7.53
Lease finance	188,514	1.00	291,906	1.90
Other	16,474	0.09	76,212	0.50

Total Borrowers in Spain	6,762,796	35.79	5,905,627	38.37
Borrowers outside Spain
Government and official institutions	20,324	0.11	26,216	0.17
Commercial and industrial	9,107,493	48.19	7,699,620	50.03
Mortgage loans	1,940,666	10.27	1,399,555	9.09
Other	1,066,356	5.64	358,982	2.34

Total Borrowers outside Spain	12,134,839	64.21	9,484,373	61.63

Total	18,897,635	100.00	15,390,000	100.00

Impaired Balances
The following table shows our impaired assets and contingent liabilities, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS - IASB
	At December 31,			At June 30,
Non-performing balances	2009	2008	2007	2010	2009
	(in thousands of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	10,405,450	6,405,803	1,887,167	11,450,212	8,642,963
International	14,148,174	7,785,010	4,291,488	15,874,365	13,108,642

Total	24,553,624	14,190,813	6,178,655	27,324,577	21,751,605

(1)
We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,582.0 million, €2,877.6 million and €2,996.6 million at December 31, 2007, 2008 and 2009, respectively and €2,271.7 million and €3,789 million at June 30, 2009 and 2010, respectively.

(2)
Non-performing balances due to country risk were €6.7 million, €2.6 million and €7.8 million at December 31, 2007, 2008 and 2009, respectively and €3.7 million and €7.8 million at June 30, 2009 and 2010, respectively.

(3)
We estimate that at December 31, 2007, 2008 and 2009 (i) the total amount of our non-performing past-due balances was €4,918.2 million, €11,773.3 million and €21,269.8 million respectively, and €18,087.3 million and €23,527.5 million at June 30, 2009 and 2010 respectively, and (ii) the total amount of our other non-performing balances was €1,260.5 million, €2,417.5 million and €3,283.9 million, respectively, and €3,664.3 million and €3,797.1 million at June 30, 2009 and 2010, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2010 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Balances
The following table shows the movement in our impaired assets and contingent liabilities (excluding country-risk, see “—Country-Risk Outstandings”):

	IFRS-IASB
			Quarter ended
	Year ended December 31,		Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
(in thousands of euros)	2007	2008	2009	2009	2009	2009	2010	2010

Opening balance	4,607,547	6,178,655	14,190,813	18,967,529	21,751,606	22,666,379	24,553,624	25,511,694
Net additions	5,014,270	11,346,183	5,290,126	4,877,401	4,169,928	3,896,875	3,423,414	3,388,930
Increase in scope of consolidation	1,000	2,088,943	1,033,001	—	—	—	—	—
Exchange differences	(124,000)	(870,575)	211,246	369,976	(301,581)	610,468	419,574	1,307,478
Write-offs	(3,320,162)	(4,552,393)	(1,757,657)	(2,463,300)	(2,953,574)	(2,620,098)	(2,884,918)	(2,883,525)

Closing balance (1)	6,178,655	14,190,813	18,967,529	21,751,606	22,666,379	24,553,624	25,511,694	27,324,577

(1)
Non-performing assets due to country-risk were €6.7 million, €2.6 million and €7.8 million, at December 31, 2007, 2008 and 2009 respectively, and €3.7 million and €7.8 million at June 30, 2009 and 2010, respectively.

Impaired Balances Ratios
The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS - IASB
	At December 31,			At June 30,
	2009	2008	2007	2010	2009
	(in thousands of euros, except percentages)

Computable credit risk (1)	758,346,873	697,199,713	649,342,484	810,302,875	771,854,783

Non-performing balances by segments:
Individuals	14,589,806	10,113,539	4,774,589	15,454,521	14,003,131
Mortgages	6,110,013	3,238,670	1,584,517	6,699,663	5,947,223
Consumer loans	6,164,477	5,711,326	2,695,997	6,176,792	6,666,390
Credit cards and others	2,315,316	1,163,543	494,075	2,578,066	1,389,518
Enterprises	7,811,870	2,860,333	1,309,738	9,925,457	5,317,249
Corporate Banking	2,127,493	1,130,459	62,224	1,904,555	2,378,194
Public sector	24,455	86,481	32,105	40,044	53,031

Total non performing balances	24,553,624	14,190,812	6,178,656	27,324,577	21,751,605

Allowances for non-performing balances	18,497,070	12,862,981	9,302,230	19,910,602	15,726,617

Ratios
Non-performing balances to computable credit risk	3.24%	2.04%	0.95%	3.37%	2.82%
Coverage ratio (2)	75.33%	90.64%	150.55%	72.87%	72.30%
Balances charged-off to total loans and contingent liabilities	1.17%	0.55%	0.41%	0.65%	0.49%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing balances as a percentage of non-performing balances.
Other Non-Accruing Balances
As described above under “—Bank of Spain Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interests. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

	IFRS - IASB
	As of December 31,			As of June 30,
Summary of non-accrual balances	2009	2008	2007	2010	2009
	(in millions of euros)
Balances classified as Non-Performing Balances	24,553.6	14,190.8	6,178.7	27,324.6	21,751.6
Non-Performing Balances due to country-risk	7.8	2.6	6.7	7.8	3.7

Total non-accruing balances	24,561.4	14,193.4	6,185.3	27,332.4	21,755.3
As of December 31, 2007, 2008 and 2009, the amounts of “refinanced loans”, were €465.2 million, €648.7 million and €3,829 million, and at June 30, 2009 and 2010, €2,516.1 million and €4,124.9 million, respectively. A detailed explanation of the corporate policy of restructurings can be found in our 2009 Form 20-F under Item 11. Quantitative and Qualitative Disclosures About Market Risk — Part 4. Credit risk — Spain’s credit portfolio — Refinancing.

Foreclosed Assets
The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS - IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2008	2009	2009	2009	2009	2009	2009	2010
	(in thousands of euros, except percentages)
Opening balance	494,567	1,309,989	1,800,682	2,211,633	2,472,401	1,309,989	1,309,989	2,715,874
Foreclosures	1,712,821	859,462	933,761	764,437	826,232	3,383,892	1,793,223	1,525,531
Sales	(897,399)	(368,769)	(522,810)	(503,669)	(582,759)	(1,978,007)	(891,579)	(845,936)
Gross foreclosed assets	1,309,989	1,800,682	2,211,633	2,472,401	2,715,874	2,715,874	2,211,633	3,395,469
Allowances established	(169,030)	(185,163)	(239,684)	(276,178)	(713,373)	(713,373)	(239,684)	(894,543)
Allowance as a percentage of foreclosed assets	12.90%	10.28%	10.84%	11.17%	26.27%	26.27%	10.84%	26.35%
Closing balance (net)	1,140,959	1,615,519	1,971,949	2,196,223	2,002,501	2,002,501	1,971,949	2,500,925
Additionally, the measures adopted in Spain to achieve more efficient risk management included the acquisition of real estate assets in payment of customer’s debts. At June 30, 2010, the net amount of properties acquired in Spain was €2,724 million (a €212 million decrease as compared to €2,936 million at 2009 year end). The allowance covering the value of these assets was approximately 30%.
Item 3
Operating and Financial Review and Prospects
A. Operating results
We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2010. You should read this discussion along with these financial statements, and this discussion is qualified in its entirety by reference to them.
In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2010 overview
In the second half of 2010, the global economic recovery has continued, albeit at a slower pace than in the first half of the year and with greater uncertainty.
In developed economies such as the U.S., growth in the first six months of 2010, dependent on fiscal and monetary stimulus, is slowing as employment has not increased. Europe, with more robust growth due to cyclical delays relative to the U.S. has also shown slower growth in the second half of the year. The uncertainty about the fiscal situation in peripheral countries like Greece and the Irish financial system bailout has increased risk in the Eurozone.
U.S. GDP growth slowed from +3.7% in the first quarter to +1.6% in the second quarter (annualized rate). For the rest of the year, a majority of factors remain that we expect will act as a brake on activity (lower fiscal stimulus, reduced contribution of stocks, low employment growth and a less dynamic international environment) against the possible drivers (better financial position of households). In this context, with core inflation below 1% and reduced capacity utilization, the Fed has shown itself to be ready for new quantitative stimulus measures including purchases of debt securities. Therefore, an official interest rate remaining steady at 0% to 0.25% is predicted through the end of 2011.
For their part, emerging economies have experienced a strong recovery based on domestic demand and capital inflows. This strength has raised expectations and has led many central banks to raise interest rates and normalize monetary policy to slow their economies. This points to a second half of the year with a growth rate slightly lower than that of the first half.
Latin America was supported by a favorable external environment (high commodity prices and capital inflows) and by the strength of domestic demand to increase GDP growth in the second quarter of 2010, up 7% year-on-year.
In Brazil, increased growth during the second-quarter surprised again (+8.7% following +9% during the first quarter). However due to stable inflation and international uncertainty interest rates have remained unchanged (10.75%).
In Mexico, domestic demand driven by increased private consumption added to increased demand from the U.S. to accelerate GDP in the second quarter to +7.6% year-on-year from +4.3% in the previous quarter. Inflation remained under control and excess capacity leaves room to keep monetary policy unchanged.
In Chile, the economy has rebounded from the effects of the February 2010 earthquake. Second-quarter GDP growth accelerated to +6.5% year-over-year (+1.5% previously) and indicators for the third quarter show a very dynamic economy, which also will benefit from the reconstruction of the affected areas, targeting an annual growth of approximately 5%. Given these forecasts, the central bank has continued to raise the official interest rate (2.5%), with further increases expected.
The euro zone, which also showed accelerated growth in the second quarter (+3.9% at an annualized rate, +0.8% from the first quarter), is expected to grow at rates in line with its potential during the third quarter (approximately 1.5%). With inflation slightly above 1.5% and without any visible pressure on the core component (1%), we expect the European Central Bank to maintain its key rate at 1% and leave its liquidity policies unchanged in coming quarters. The euro, overcoming increased volatility in the second quarter and given forecasts of a slowdown and higher quantitative support to the U.S. economy, had strongly appreciated against the dollar as of the end of September (1 euro = 1.36 US$)
Germany had GDP growth in the second quarter that was much higher than expected (+9% at an annualized rate) due to increases in exports and investment. The third quarter data point to a more moderate trend in line with its potential.
In Spain, for the second consecutive quarter, positive growth was achieved (+0.7% at an annualized rate), which was slightly higher than the first quarter (+0.6%). The acceleration of private consumption (+5% at an annualized rate) to pre-crisis rates was a significant factor. The advancement of purchasing decisions due to the VAT increase in July explains this increase, which leads us to expect moderation in the second half of the year.
In the United Kingdom, second-quarter GDP was much higher than the first (+4.9% at an annualized rate vs. +1.2%), however growth is likely to slow during the second half of the year. Meanwhile, inflation remains high, above 3%, in part due to higher indirect taxes and depreciation of the pound. In this context, the Bank of England maintains the interest rate at 0.5% with no expected increase in the short term, although price pressures could lead to increases in the first half of 2011. Consequently, the pound has appreciated against the dollar in the quarter but not against the euro, which has increased its value to 1 euro = 0.86 pounds.

Results of operations for Grupo Santander
Summary
The profit attributed to the parent for the first half of 2010 was €4,445.3 million, a 1.7% or €73.7 million decrease from €4,519.0 for the same period in 2009. The Group’s earnings per share was €0.5126, down 3.6% from the equivalent 2009 figure.
Before describing the Group’s earnings, in order to facilitate a proper interpretation thereof, the following matters must be taken into account:
•
The minor impact of changes in the scope of consolidation throughout the income statement since Sovereign was fully consolidated for only five months in the first half of 2009 and because of the incorporation of the portfolios of Triad and HSBC in Santander Consumer Finance and of the BNP Paribas branches in Argentina.

•
The year-on-year performance of attributable profit was negatively affected by around two percentage points by the sale of Banco de Venezuela (its earnings in the first half of 2009 were eliminated from the various line items in the income statement and recognised under Profit from discontinued operations), and by around four percentage points due to the placement of shares of Banco Santander Brasil (as a result of the greater allocation of profit to non-controlling shareholders).

•
Lastly, the changes in income and costs as compared with the first half of 2009 increased as a result of the changes in the average exchange rates of the pound sterling, the US dollar and the main Latin American currencies against the euro. The effects with respect to the euro are approximately +6/+7 percentage points for the Group as a whole, +3 percentage points in the UK and +17/+18 percentage points in Latin America. The positive exchange rate effect in the operating areas is partially offset in Corporate Activities by the loss recognized in the hedged positions.

Interest income / (charges)
Interest income / (charges) was €14,499.5 million for the first half of 2010, a 14.6% or €1,843.6 million increase from €12,655.9 million for the same period in 2009. This growth came as a result of the moderate growth in business volumes and the appropriate management of margins in all units. Loan spreads improved considerably (from 3.0% to 3.4% for the Group as a whole), at the same time as deposit spreads were affected by reductions in rates and by the Group’s policy of prioritizing the attraction of deposits and liquidity.
Average total earning assets were €1,062,327.4 million for the first half of 2010, a 5.8% or €58,661.7 million increase from €1,003,665.7 million for the same period in 2009. This increase was due to an increase of €1,221.4 million in the average balances of our domestic total earning assets (mainly due to an increase of €10,149.9 million in the average balances of our investment in debt securities partly offset by a decrease of €9,053.8 million in the average balances of our loans and credits) and an increase of €57,440.3 million in the average balance of our international total earning assets (mainly due to an increase of €39,576.8 million in the average balances of our international loan and credits, an increase of €24,344.5 million in the average balances of investment in debt securities partly offset by a decrease of €12,214.6 million in the average balances of amounts due from credit entities).
The Group’s net lending amounted to €727,882 million as of June 30, 2010, 5% higher than as of June 30, 2009. Nevertheless, it hardly changed after deducting the exchange rate impact.
Broken down by category, lending to the public sector increased 23% year-on-year and loans to other resident sectors dropped 2%. Secured loans increased 5%, while the commercial portfolio dropped 4%, affected by reduced maturities and the adjustment made to stocks and working capital. Other loans declined 11%. Loans to the non-resident sector rose 8%, with a notable exchange rate impact.

By geographical segment, at June 30, 2010, Continental Europe’s balance of total lending declined less than 1%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped 3%, following the pattern in the resident sector.
Santander Consumer Finance’s balance increased 5% from June 2009, while Portugal’s increased 3% (+6% to SMEs and +3% to individual customers, while loans to companies only rose 1%, as a result of lower wholesale balances).
In the United Kingdom, lending amounted to €240,573 million (+1% in sterling). In local criteria, residential mortgages grew 6% and loans to SMEs 20%, while personal loans, with a small relative share in total lending, dropped 22%, in line with previous quarters.
Lending in Latin America remained unchanged, excluding the exchange rate impact. Brazil’s rose 3%, Mexico’s dropped 5%, due to the adjustment in cards for market reasons as well as rigorous admission criteria. Lastly, Chile’s increased 8%, despite the impact of the earthquake.
Sovereign’s loans amounted to €39,849 million (-8% in dollars), due to the weak economic environment and the reduction in the balances of non-strategic segments. The second quarter, however, showed some recovery in the most strategic mortgage segments (residential and multifamily).
Income from equity instruments
Income from equity instruments was €191.1 million for the first half of 2010, a 20.6% or €49.6 million decrease from €240.7 million for the same period in 2009. This is largely due to the sale of Visanet in mid-2009, and to the fact that certain companies accelerated the payment of dividends to the last quarter of 2009.
Income from companies accounted for by the equity method
Income from companies accounted for by the equity method increased €10.9 million in the first half of 2010 as compared to the first half of 2009 (€8.0 million in the first half of 2010 compared to €-2.9 million in the first half of 2009). This is mainly a result of the full consolidation of Sovereign and Grupo Real.
There were no entities accounted for by the equity method which made significant contributions in the first half of 2010. The entities providing the largest portions of the contributions in the first half of 2009 include the following:

	Contributions to Net Income (1)
Investment	June 30, 2010	June 30, 2009
	(in thousands of euros)
Grupo Real (2)	—	12,548
Sovereign (3)	—	(12,904)

(1)	Contributions to income from companies accounted for by the equity method include dividends.

(2)
Banco Real was fully consolidated in the Group’s consolidated financial statements in the fourth quarter of 2008. Until then, Banco Real had been accounted for using the equity method through ownership interest. The amount of €12,548 thousand corresponds to 3 companies of Grupo Real that were still accounted for by the equity method during the first half of 2009.

(3)
Sovereign’s contribution to net income was accounted for by the equity method until February 2009 when it was fully consolidated. The losses disclosed above for the six months ended June 30, 2009 correspond only to January (prior to our full consolidation of Sovereign).

Net fees and commissions
Net fees and commissions were €4,808.9 million for the first half of 2010, a 6.0% or €271.0 million increase from €4,537.9 million for the same period in 2009.

Net fees and commissions for the first half of 2010 and 2009 were as follows:

	Six Months Ended June 30,		Amount	%
	2010	2009	Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,756.3	2,631.1	125.2	4.8%
Credit and debit cards	550.6	465.3	85.3	18.3%
Account management	486.7	424.5	62.2	14.7%
Bill discounting	147.8	169.4	(21.6)	(12.8%)
Guarantees and other contingent liabilities	223.3	208.5	14.8	7.1%
Other operations	1,347.9	1,363.4	(15.5)	(1.1%)
Mutual and pension funds	622.4	591.9	30.5	5.2%
Securities services	405.5	405.2	0.3	0.1%
Insurance	1,024.7	909.7	115.0	12.6%

Total net fees and commissions	4,808.9	4,537.9	271.0	6.0%
Performance was favorable in net fees from cards, account management and insurance. By geographic areas, net fee income increased in Latin America (most significantly in Brazil and Chile) and Sovereign, while it decreased in Continental Europe and United Kingdom due to the weak economic environment.
Average balances of mutual funds under management in Spain decreased 10.9% from €37.8 billion in the first half of 2009 to €33.7 billion in the same period of 2010, as a result of customer preference for time deposits and continued deterioration in market conditions. Average balances of mutual funds abroad increased by 40.6% from €54.6 billion in the first half of 2009 to €76.8 billion in the same period of 2010. This strong increase was mainly due to increased activity in Brazil and the United Kingdom and to a lesser extent in Mexico and Chile.
Average balances of pension funds in Spain increased by 2.5% from €9.5 billion in the first half of 2009 to €9.7 billion in the same period of 2010. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal which remained flat in the first half of 2010 as compared the same period of 2009 (average balances of pension funds in Portugal were €1.3 billion in both periods).
Gains (losses) on financial assets and liabilities and exchange differences
Net gains on financial assets and liabilities and exchange differences were €1,290.7 million for the first half of 2010, a 38.6% or €811.5 million decrease from €2,102.2 million for the same period in 2009. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.
This performance is the net result of several effects: the good performance of income from the wholesale businesses in Europe, which mainly arose from customer transactions, and decreases in certain countries in Latin America (as a result of portfolios sold in the first half of 2009) and in Corporate Activities, where the cost of foreign currency and interest rate hedges was recognized.
Other operating income / (expenses)
Net other operating income / (expenses) generated gains of €75.5 million in the first half of 2010 as compared to €96.5 million in the same period in 2009. Under this line item we include income and expenses from insurance activity and from non-financial services, and other commissions and charges to the Fondo de Garantía de Depósitos.
The 11.8% increase in insurance activity was offset by a 7.7% decrease in income from non-financial services and a 26.8% decrease in other commissions and charges.

Administrative expenses
Administrative expenses were €7,882.2 million for the first half of 2010, an 8.4% or €613.3 million increase from €7,268.9 million for the same period in 2009.
Administrative expenses for the first half of 2010 and 2009 were as follows:

	Six Months Ended June 30,		Amount	%
	2010	2009	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	4,499.9	4,164.7	335.2	8.0%
Other administrative expenses	3,382.3	3,104.2	278.1	9.0%
Information technology	425.3	372.2	53.1	14.3%
Communications	320.1	308.7	11.4	3.7%
Advertising	298.7	293.4	5.3	1.8%
Building and premises	759.3	694.1	65.2	9.4%
Office equipment	88.8	95.3	(6.5)	(6.8%)
Taxes (other than income tax)	180.5	144.8	35.7	24.7%
Other expenses	1,309.6	1,195.7	113.9	9.5%

Total administrative expenses	7,882.2	7,268.9	613.3	8.4%
The 8.4% increase in administrative expenses in the first half of 2010 included a 8.0% increase in personnel expenses and a 9.0% increase in other administrative expenses.
Most units saw growth around zero or negative growth, the exceptions being the increases in Chile, as a result of the effect of the earthquake, in Argentina, due to the renegotiation of the collective bargaining agreement at rates 23% higher, and Global Wholesale Banking, as a result of the investments made to consolidate the positions reached in its main markets. In an environment such as the current one, with weak business activity, cost control is a basic management tool. Accordingly, both the geographical and global units show changes in costs that are consistent with their efficiency targets.
Efficiency was maintained at around 42% including depreciation and amortization (38% without depreciation and amortization). We had a good performance in the United Kingdom and, above all, in Sovereign, which in only 15 months improved from 74.5% at the time of its integration in the Group to its current 44.0%, close to the Group’s average.
Depreciation and amortization
Depreciation and amortization was €928.4 million for the first half of 2010, a 18.3% or €143.7 million increase from €784.7 million for the same period in 2009.
Provisions (net)
Net provisions were €752.4 million for the first half of 2010, a 13.7% or €90.7 million increase from €661.6 million for the same period in 2009.
Impairment losses (net)
Impairment losses (net) were €5,097.3 million for the first half of 2010, a 4.2% or €203.9 million increase from €4,893.4 million for the same period in 2009.

Impairment losses are divided in the income statement as follows:

	First half	First half
	2010	2009	Variation	%
	(thousands of euros)
Impairment losses on financial assets:	5,000,515	4,860,673	139,842	2.9%
Loans and receivables	4,943,800	4,677,234	266,566	5.7%
Other financial assets not measured at fair value through profit and loss	56,716	183,439	(126,723)	(69.1%)
Impairment losses on other assets:	96,802	32,698	64,104	196.0%
Goodwill and other intangible assets	5,309	13,453	(8,144)	(60.5%)
Other assets	91,493	19,245	72,248	375.4%

Total impairment losses (net)	5,097,317	4,893,371	203,946	4.2%
The €266.6 million increase in net impairment losses on loans and receivables for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 reflected a €386.7 million net increase in allowances (€5,478.2 million in the first half of 2010 compared to €5,091.5 million in the first half of 2009), a €88.3 million increase in recoveries of loans previously charged-off (€531.9 million in the first half of 2010 compared to €443.7 million in the first half of 2009) and a €31.9 million increase in impairment losses of other assets.
The increase in net impairment losses on loans is mainly due to the minor changes in the scope of consolidation mentioned before and the effect of exchange rates. Excluding these impacts, impairment losses on loans decreased slightly as a result of active management of risk and recoveries.
Our total allowances for credit losses (excluding country-risk) increased by €1,413.5 million to €19,910.6 million at June 30, 2010, from €18,497.1 million as of December 31, 2009.
Non-performing balances (excluding country-risk) increased by €2,771.0 million to €27,324.6 million as of June 30, 2010, compared to €24,553.6 million as of December 31, 2009. Our coverage ratio was 72.9% as of June 30, 2010, and 75.3% as of December 31, 2009. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios” in our 2009 Form 20-F.
The reduction in the pace of growth of non-performing balances was mainly due to the UK, Latin America and Sovereign which improved their ratios of non-performing balances and maintained their coverage levels. As a result, the Group’s ratio of non-performing balances stood at 3.37% at the end of June, 55 basis points more than a year earlier and only 3 basis points more than at the end of March 2010, while coverage remained stable at 73%.
Gains (losses) on disposal of assets not classified as non-current assets held for sale
Net gains on disposal of assets not classified as non-current assets held for sale were €167.6 million for the first half of 2010, a €151.4 million increase from €16.2 million for the same period in 2009.
Gains (losses) on non-current assets held for sale not classified as discontinued operations
Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €49.7 million for the first half of 2010 as compared to losses of €124.9 million for the same period in 2009.
Income tax
The provision for corporate income tax was €1,414.5 million for the first half of 2010, a 13.8% or €172.0 million increase from €1,242.5 million for the same period in 2009. The effective tax rate was 22.3% for the first half of 2010, and 21.0% for the first half of 2009.
Profit from discontinued operations (net)
Loss from discontinued operations was €13.0 million for the first half of 2010, a €73.7 million decrease from a profit of €60.6 million for the same period in 2009. Profit from discontinued operations includes in the first half of 2009 the results obtained from Banco de Venezuela (which was sold in July 2009) while in the first half of 2010 the loss reflects the negative impact from discontinued businesses from Santander Consumer Finance.

Profit attributed to non-controlling interests
Profit attributed to non-controlling interests was €458.1 million for the first half of 2010, a €246.0 million increase from €212.1 million for the same period in 2009.
Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows:
First level (geographic):
Continental Europe

	Continental Europe
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	5,613	5,834	(221)	(3.8%)
Income from equity instruments	111	102	9	8.6%
Income from companies accounted for by the equity method	4	4	—	—
Net fees and commissions	1,906	1,995	(88)	(4.4%)
Gains / (losses) on financial assets and liabilities (net)	537	284	253	88.8%
Other operating income / (expenses) (net)	90	91	(1)	(0.6%)
Total income	8,262	8,311	(49)	(0.6%)
Administrative expenses	(2,690)	(2,659)	(31)	1.2%
Personnel expenses	(1,684)	(1,663)	(21)	1.3%
Other general expenses	(1,006)	(996)	(10)	1.0%
Depreciation and amortization	(307)	(279)	(28)	10.0%
Provisions (net)	(82)	(126)	44	(35.1%)
Impairment losses on financial assets (net)	(1,696)	(1,673)	(22)	1.3%
Impairment losses on other assets (net)	(22)	66	(87)	(133.1%)
Gains/(losses) on other assets	92	38	53	140.4%
Operating profit/(loss) before taxes	3,557	3,678	(121)	(3.3%)
Income tax	(945)	(946)	1	(0.1%)
Profit for the period from continuing operations	2,613	2,732	(120)	(4.4%)
Profit/(loss) from discontinued operations (net)	(3)	(27)	25	(90.4%)
Consolidated profit for the period	2,610	2,705	(95)	(3.5%)
Profit attributable to non-controlling interests	57	48	9	17.9%
Profit for the period attributable to the Parent	2,553	2,657	(104)	(3.9%)
In the first half of 2010, Continental Europe contributed 43.3% of the profit attributed to the Group’s operating areas. The area’s moderate fall is the result of an economic environment that still remains weak. The Group’s strategy focused on capturing deposits, which, combined with low demand for loans, is reflected in the rapid improvement in the gap of credits over deposits; managing spreads in a context of very low interest rates; control of costs and risk management focused on recoveries.
Interest income / (charges) was €5,613 million for the first half of 2010, a 3.8% or €221 million decrease from €5,834 million for the same period in 2009. This is mainly due to lower interest rates combined with the cost impact from the fund capturing campaign, the normalization of spreads on wholesale businesses and stagnant lending.
Net fees and commissions were €1,906 million for the first half of 2010, a 4.4% or €88 million decrease from €1,995 million for the same period in 2009. Although activity during the first half of 2010 remained stable for the commercial units, global wholesale banking revenues were lower as the year-on-year comparison is affected by an exceptional second quarter in 2009.

Gains / (losses) on financial assets and liabilities were €537 million for the first half of 2010, a 88.8% or €253 million increase as compared to €284 million for the same period in 2009, due to a negative performance in the first half of 2009 as a result of losses in portfolios not repeated in 2010.
Administrative expenses were €2,690 million for the first half of 2010, a €31 million increase from €2,659 million for the same period of 2009 and depreciation and amortization was €307 million for the first half of 2010, a €28 million increase from €279 million for the same period of 2009. Operating expenses declined slightly in the Santander Branch Network, Banesto and Portugal, increased moderately in Santander Consumer Finance (due to an increase in the consolidation perimeter) and grew 8.0% in the rest of Europe because of the investments made in global wholesale banking.
Impairment losses on financial assets were €1,696 million for the first half of 2010, a €22 million or 1.3% increase from €1,673 million in the same period of 2009 reflecting the moderate rise in commercial units and the reduced needs of global wholesale banking. As of June 30, 2010, the NPL ratio increased 0.7 percentage points to 3.8% from 3.1% a year earlier, while the coverage ratio was 73% (75% in June 2009). The NPL ratio increase was mainly driven by increases in Spain (Santander Branch Network and Banesto) due to the economic environment, while the ratio in Portugal and Santander Consumer Finance remained nearly flat.
Profit attributed to the Parent was €2,553 million, a 3.9% or €104 million decrease from €2,657 million for the same period in 2009. Profit attributed to the Parent in our units in Spain and Portugal decreased around 10% due to the weak environment, a reduction in business volumes and an increase in loan loss provisions. Santander Consumer Finance’s profit attributed to the Parent increased 30.5% mainly due to active management of spreads and moderate growth in the average portfolio. This increase in business volumes was the result of focusing in commercial actions and cross-selling and also that the area took advantage of the opportunities to strengthen its business portfolio in core countries, mainly the US, through acquiring auto portfolios and agreements to manage the servicing of third party portfolios (with Citigroup).
United Kingdom

	United Kingdom
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	2,209	1,912	296	15.5%
Income from equity instruments	—	—	—	—
Income from companies accounted for by the equity method	—	—	—	—
Net fees and commissions	472	479	(7)	(1.4%)
Gains / (losses) on financial assets and liabilities (net)	269	313	(44)	(14.1%)
Other operating income / (expenses) (net)	11	13	(2)	(15.1%)
Total income	2,961	2,718	244	9.0%
Administrative expenses	(1,000)	(1,001)	1	(0.1%)
Personnel expenses	(605)	(577)	(28)	4.9%
Other general expenses	(395)	(424)	29	(6.9%)
Depreciation and amortization	(145)	(114)	(31)	27.3%
Provisions (net)	(44)	1	(45)	n/a
Impairment losses on financial assets (net)	(450)	(408)	(42)	10.2%
Impairment losses on other assets (net)	—	—	—	—
Gains/(losses) on other assets	42	—	42	n/a
Operating profit/(loss) before taxes	1,364	1,195	169	14.2%
Income tax	(358)	(310)	(48)	15.4%
Profit for the period from continuing operations	1,006	885	122	13.7%
Profit/(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	1,006	885	122	13.7%
Profit attributable to non-controlling interests	—	—	—	—
Profit for the period attributable to the Parent	1,006	885	122	13.7%

In the first half of 2010, United Kingdom contributed 17.1% of the profit attributed to the Group’s total operating areas. The results obtained in the first half of 2010 were driven by increased business volumes combined with good management of spreads and further gains in efficiency.
Interest income / (charges) was €2,209 million for the first half of 2010, a 15.5% or €296 million increase from €1,912 million for the first half of 2009, the result of active management of spreads and retaining customers. In addition, balance sheet growth in mortgage lending, SME lending and deposits have contributed positively.
Net fees and commissions were €472 million for the first half of 2010, a 1.4% decrease from the first half of 2009, in line with the evolution of the UK economy due to the following factors: the reduction in mortgage redemptions; the drop in unsecured lending (UPLs), which resulted in a smaller volume of commissions from insurance and the change in the mix of sales from structured products to managed customer funds, which lowered revenue but will produce higher fee income from investment products.
Gains on financial assets and liabilities were €269 million for the first half of 2010, a 14.1% decrease from the first half of 2009. This variation reflects mark-to-market losses in 2009 not repeated in 2010. In addition, 2010 includes one-time gains such as the profit on disposal of certain businesses in the period. These positive trends were offset by the non-recurrence of certain one-time benefits, including profit earned on the buy-back of securitization debt in 2009 and higher losses on disposal in the Alliance & Leicester treasury asset portfolio which is being sold down.
Administrative expenses (personnel expenses and other general expenses) were €1,000 million for the first half of 2010 as compared to €1,001 million for the same period in 2009. Administrative expenses remained flat thanks to the cost savings from the integration of Alliance & Leicester and Bradford & Bingley, which were partly offset by the investment in Corporate Banking and Global Wholesale Banking.
Depreciation and amortization increased by €31 million to €145 million in the first half of 2010 from €114 million in the same period in 2009.
Impairment losses on financial assets were €450 million for the first half of 2010, a 10.2% or €42 million increase from €408 million for the same period in 2009. The evolution of retail products, mainly mortgages, was better than in 2009 and their NPL ratio lower than expected. Non-performing loans evolved better than envisaged in the first half. The NPL ratio declined at the end of the first half of 2010 to 1.84% (1.54% a year earlier and 1.71% at the end of 2009). The stock of properties in possession remained very low at only 0.06% of the total portfolio. In general, the evolution was better than the sector’s, according to the Council of Mortgage Lenders (CML). The coverage ratio was 41%, maintaining a conservative level in all portfolios. Coverage of loans with real guarantees increased to 23% in June 30, 2010 (22% a year earlier), higher than the average of our competitors in the UK. Coverage of loans without guarantees remained at more than 100%.
Profit attributed to the Parent was €1,006 million for the first half of 2010, a 13.7% or €122 million increase from €885 million for the same period in 2009. In sterling, growth was slightly lower because of the exchange rate impact (£875 million, +10.7% year-on-year).

Latin America

	Latin America
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	7,116	5,624	1,492	26.5%
Income from equity instruments	49	64	(15)	(23.6%)
Income from companies accounted for by the equity method	6	5	1	21.8%
Net fees and commissions	2,235	1,874	361	19.3%
Gains / (losses) on financial assets and liabilities (net)	620	1,067	(447)	(41.9%)
Other operating income / (expenses) (net)	(54)	20	(74)	n/a
Total income	9,972	8,654	1,318	15.2%
Administrative expenses	(3,434)	(2,867)	(568)	19.8%
Personnel expenses	(1,854)	(1,530)	(323)	21.1%
Other general expenses	(1,581)	(1,336)	(245)	18.3%
Depreciation and amortization	(359)	(267)	(92)	34.4%
Provisions (net)	(507)	(603)	96	(15.9%)
Impairment losses on financial assets (net)	(2,484)	(2,372)	(112)	4.7%
Impairment losses on other assets (net)	(7)	(24)	17	(70.0%)
Gains/(losses) on other assets	62	(20)	82	n/a
Operating profit/(loss) before taxes	3,242	2,502	740	29.6%
Income tax	(680)	(623)	(57)	9.2%
Profit for the period from continuing operations	2,563	1,879	684	36.4%
Profit/(loss) from discontinued operations (net)	—	88	(88)	n/a
Consolidated profit for the period	2,563	1,967	595	30.3%
Profit attributable to non-controlling interests	403	161	242	149.9%
Profit for the period attributable to the Parent	2,160	1,806	354	19.6%
In the first half of 2010, Latin America contributed 36.7% of the profit attributed to Group’s total operating areas.
GDP growth was 6.6% year-on-year in the first quarter of 2010 compared with 2.0% in the fourth quarter of 2009. Average growth for the whole of 2010 is estimated at an annual average of around 6.0%, driven by the recovery in domestic demand and, in particular, consumption and private investment.
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, strengthened 1% against the euro. The Brazilian real strengthened against the euro from 2.92 to 2.38, the Mexican peso from 18.43 to 16.75 and the Chilean peso from 779 to 695.
Interest income / (charges) were €7,116 million for the first half of 2010, a 26.5% or €1,492 million increase from €5,624 million for the same period in 2009 strongly affected by exchange rates. Growth in lending, particularly in retail banking, offset the effect of lower interest rates in 2010 than in 2009.
Net fees and commissions were €2,235 million for the first half of 2010, a 19.3% or €361 million increase from €1,874 million for the same period in 2009 driven by fees from insurance activity, foreign trade and mutual funds.
Gains / (losses) on financial assets and liabilities were €620 million for the first half of 2010, a 41.9% decrease from €1,067 million for the same period in 2009, largely due to the capital gains in portfolios generated in the first half of 2009.
Administrative expenses were €3,434 million for the first half of 2010, a 19.8% or €568 million increase from €2,867 million for the same period in 2009. In Mexico, Colombia, Uruguay and Puerto Rico, costs grew in line with or below the respective inflation rates. In Argentina and Chile growth was higher due, in the case of Argentina, to the renegotiation of the collective agreement with trade unions (with a 23% increase in salaries) in a context of significant growth in inflation and the consolidation of BNP Paribas’s branches, and in Chile, to the impact of the earthquake.

Depreciation and amortization increased by €92 million to €359 million in the first half of 2010 from €267 million in the same period in 2009.
Provisions decreased by €96 million to €507 million in the first half of 2010 from €603 million in the same period in 2009.
Impairment losses on financial assets were €2,484 million for the first half of 2010, a 4.7% or €112 million increase from €2,372 million for the same period in 2009. The better macroeconomic environment and outlook, together with active risk management and a notable improvement in risk premiums, is beginning to be reflected in impairment losses, which were only 4.7% higher in the first half of 2010 than in the same period of 2009 (and 12% lower in local currency). The NPL ratio was 4.1% in June 2010 (4.0% a year earlier), while the coverage ratio was 105% (as compared to 97% in June 2009).
Profit attributed to the Parent was €2,160 million for the first half of 2010, a 19.6% or €354 million increase from €1,806 million for the same period in 2009.
Sovereign

	Sovereign
	Six Months Ended
	June 30,		Variations
	2010	2009*	Amount	(%)
	(in millions of euros)
Interest income/(charges)	869	510	360	70.6%
Income from equity instruments	—	1	(1)	n/a
Income from companies accounted for by the equity method	—	(3)	3	n/a
Net fees and commissions	207	179	29	16.1%
Gains / (losses) on financial assets and liabilities (net)	(7)	30	(37)	n/a
Other operating income / (expenses) (net)	(34)	(57)	22	(39.1%)
Total income	1,036	660	377	57.1%
Administrative expenses	(403)	(382)	(20)	5.3%
Personnel expenses	(223)	(233)	9	(4.1%)
Other general expenses	(179)	(149)	(30)	20.0%
Depreciation and amortization	(53)	(54)	1	(1.5%)
Provisions (net)	(12)	—	(12)	n/a
Impairment losses on financial assets (net)	(307)	(270)	(37)	13.6%
Impairment losses on other assets (net)	(9)	—	(9)	n/a
Gains/(losses) on other assets	(2)	(1)	(1)	86.4%
Operating profit/(loss) before taxes	251	(48)	299	n/a
Income tax	(79)	22	(101)	n/a
Profit for the period from continuing operations	172	(26)	198	n/a
Profit/(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	172	(26)	198	n/a
Profit attributable to non-controlling interests	—	—	—	—
Profit for the period attributable to the Parent	172	(26)	198	n/a

*	As Sovereign was fully acquired on January 30, 2009, only 5 months for 2009 are presented above.
In the first half of 2010, Sovereign contributed 2.9% of the profit attributed to Group’s total operating areas.
Sovereign conducted its business in an economy which, despite the first signs of recovery, is still marked by the deep GDP shrinkage of previous quarters, an unemployment rate close to its recent historic high and very low interest rates.
Interest income/(charges) was €869 million for the first half of 2010, a 70.6% or €360 million increase from €510 million for the same period in 2009. This strong increase was largely due to the repricing of loans, lower cost of deposits and ALCO management offsetting the reduced volume of lending. Additionally, the fact that in the first half of 2009 only 5 months were consolidated must be taken into account.
Net fees and commissions were €207 million for the first half of 2010, a 16.1% or €29 million increase from €179 million for the same period in 2009.

Administrative expenses were €403 million for the first half of 2010, a 5.3% or €20 million increase from €382 million for the same period in 2009 reflecting the positive impact of synergies and the optimization of structures that are producing a notable gain in efficiency.
Impairment losses on financial assets were €307 million for the first half of 2010, a 13.6% or €37 million increase from €270 million for the same period in 2009. This moderate increase results from a containment of non-performing loans and a recovery capacity throughout the credit cycle. This is reflected in a better evolution of credit quality than expected. As of June 30, 2010, the NPL ratio was 5.1% (4.3% in June 2009) and the coverage ratio was 67% (the same as in June 2009).
Profit attributed to the Parent was €172 million for the first half of 2010, a €198 million increase from a loss of €26 million for the same period in 2009. This was the third consecutive quarter of profits and consolidated the break even reached in the fourth quarter of 2009. The drivers were higher revenues, lower expenses and controlled provisions.
Corporate Activities

	Corporate Activities
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	(1,308)	(1,225)	(83)	6.8%
Income from equity instruments	30	73	(43)	(59.1%)
Income from companies accounted for by the equity method	(2)	(10)	7	(74.5%)
Net fees and commissions	(12)	12	(24)	n/a
Gains / (losses) on financial assets and liabilities (net)	(129)	408	(536)	n/a
Other operating income / (expenses) (net)	63	29	34	115.6%
Total income	(1,358)	(713)	(646)	90.6%
Administrative expenses	(355)	(360)	5	(1.3%)
Personnel expenses	(134)	(161)	28	(17.1%)
Other general expenses	(222)	(198)	(23)	11.6%
Depreciation and amortization	(64)	(71)	7	(9.8%)
Provisions (net)	(108)	66	(174)	n/a
Impairment losses on financial assets (net)	(64)	(137)	73	(53.5%)
Impairment losses on other assets (net)	(59)	(74)	15	(20.2%)
Gains/(losses) on other assets	(76)	(126)	50	(39.7%)
Operating profit/(loss) before taxes	(2,084)	(1,414)	(670)	47.4%
Income tax	647	614	33	5.3%
Profit for the period from continuing operations	(1,437)	(800)	(637)	79.7%
Profit/(loss) from discontinued operations (net)	(10)	—	(10)	n/a
Consolidated profit for the period	(1,447)	(800)	(647)	81.0%
Profit attributable to non-controlling interests	(1)	3	(4)	n/a
Profit for the period attributable to the Parent	(1,446)	(803)	(643)	80.2%
This area covers a series of centralized activities and acts as the Group’s holding. It manages the capital and reserves allocations of capital and liquidity with the rest of business.
Interest income / (charges) were €-1,308 million for the first half of 2010, a 6.8% or €83 million decrease from €-1,225 million for the same period in 2009. This decrease was due to higher financing costs.
Income from equity instruments dropped from €73 million in the first half of 2009 to €30 million in the first half of 2010.
Income from companies accounted for by the equity method was €-2 million for the first half of 2010, €7 million decrease from €-10 million for the same period in 2009. The difference was largely due to recording under this line item the income from Sovereign for January 2009, before its consolidation by global integration.

Gains / (losses) on financial assets and liabilities were €-129 million for the first half of 2010, a €536 million decrease from €408 million for the same period in 2009. This was due to the losses registered mainly because of the hedging of exchange rates, due to the appreciation of the main currencies whose positive impact is reflected in the operating areas, and to the higher revenues registered in 2009 from the net results of hedging of interest rates from structural financings.
Administrative expenses were €355 million for the first half of 2010, a €5 million decrease from €360 million for the same period in 2009 because of lower personnel and general expenses.
Depreciation and amortization costs were €64 million for the first half of 2010, a €7 million decrease from €71 million for the same period in 2009.
Impairment losses on financial assets were €64 million for the first half of 2010, as compared to €137 million for the same period in 2009.
Profit attributed to the Parent was €-1,446 million for the first half of 2010, as compared to €-803 million in the first half of 2009. This area’s results were more negative than in the first half of 2009 because of losses on financial transactions. Other revenues and expenses were similar.

Second level (business):
Retail Banking

	Retail Banking
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	14,392	12,473	1,919	15.4%
Income from equity instruments	61	84	(23)	(27.8%)
Income from companies accounted for by the equity method	10	7	4	53.3%
Net fees and commissions	3,980	3,684	297	8.1%
Gains / (losses) on financial assets and liabilities (net)	602	919	(317)	(34.5%)
Other operating income / (expenses) (net)	(171)	(99)	(72)	72.4%
Total income	18,875	17,067	1,808	10.6%
Administrative expenses	(6,743)	(6,217)	(527)	8.5%
Personnel expenses	(3,859)	(3,580)	(279)	7.8%
Other general expenses	(2,885)	(2,637)	(248)	9.4%
Depreciation and amortization	(782)	(657)	(125)	19.0%
Provisions (net)	(608)	(701)	93	(13.2%)
Impairment losses on financial assets (net)	(4,960)	(4,733)	(227)	4.8%
Impairment losses on other assets (net)	(32)	43	(75)	n/a
Gains/(losses) on other assets	188	17	172	n/a
Operating profit/(loss) before taxes	5,938	4,819	1,119	23.2%
Income tax	(1,394)	(1,144)	(251)	21.9%
Profit for the period from continuing operations	4,544	3,675	869	23.6%
Profit/(loss) from discontinued operations (net)	(3)	61	(63)	n/a
Consolidated profit for the period	4,541	3,736	805	21.6%
Profit attributable to non-controlling interests	300	141	159	112.5%
Profit for the period attributable to the Parent	4,241	3,595	647	18.0%
The Group’s Retail Banking segment generated in the first half of 2010 72.0% of the profit attributed to Group’s total operating areas.
Interest income / (charges) was €14,392 million for the first half of 2010, a 15.4% or €1,919 million increase from €12,473 million for the same period in 2009, driven by moderate business growth and improved spreads.
Net fees and commissions were €3,980 million for the first half of 2010, a 8.1% or €297 million increase from €3,684 million for the same period in 2009 confirming the recovery of the last quarters.
Gains / (losses) on financial assets and liabilities were €602 million for the first half of 2010, a 34.5% or €317 million decrease from €919 million for the same period in 2009.
Administrative expenses were €6,743 million for the first half of 2010, a 8.5% or €527 million increase from €6,217 million for the same period in 2009.
Depreciation and amortization costs were €782 million for the first half of 2010, a €125 million decrease from €657 million for the same period in 2009.
Disregarding the effect of the variation in the perimeter of consolidation and the forex impact, operating expenses (administrative expenses plus depreciation and amortization) were almost flat, well below the inflation, as a result of a rigorous discipline of costs. Only Chile’s administrative expenses increased more than inflation, as a result of the February 27 earthquake.
Impairment losses on loans were €4,960 million for the first half of 2010, a 4.8% or €227 million increase from €4,733 million for the same period in the previous year confirming the trend of stabilization seen in the first quarter of 2010.

Profit attributable to the Parent was €4,241 million for the first half of 2010, a 18.0% or €647 million increase from €3,595 million for the same period in 2009 due to the good performance of revenues, strict control of costs and the moderate rise in provisions.
Retail Banking in Continental Europe was the most affected by the environment. Total income declined in the first half of 2010 1.7% as compared to the first half of 2009 and attributable profit dropped 8.3%, because of higher provisions and writedowns. The main drivers were moderate business volumes and decreases in lending, good management of spreads in an environment of strong pressure and low interest rates, the Group’s policy of capturing deposits, control of costs (zero growth) and virtually flat loan loss provisions.
The profit of Retail Banking in the United Kingdom was 21.6% higher in sterling in the first half of 2010 than in the first half of 2009. Growth in total income was spurred by net interest income and lower costs.
The results of Retail Banking in Latin America came from growth in basic revenues (net interest income and fee income), control of costs compatible with business development and benefiting from Brazil’s savings from synergies, and lower loan-loss provisions. Total income rose 4.7% and costs 4.2% both without the effect of the variation in the perimeter of consolidation and the foreign exchange impact while attributable profit was 22.9% higher.
Private banking activity was developed in the first half of 2010 in a very difficult environment. Despite the negative impact of markets, the volume of managed assets at June 30, 2010, was above that at the end of 2009 on a like-for-like basis. This was possible due to the capturing of new business as well as on more clients. The fall in revenues, penalized in net interest income because of interest rates, was largely offset by strict control of costs (3% lower in June 2010 than in June 2009). As a result, and despite the market environment, Private Banking generated profits before taxes of €176 million in the first half of 2010.
Global Wholesale Banking

	Global Wholesale Banking
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	1,326	1,307	19	1.5%
Income from equity instruments	100	82	18	22.3%
Income from companies accounted for by the equity method	—	—	—	—
Net fees and commissions	631	617	15	2.4%
Gains / (losses) on financial assets and liabilities (net)	798	764	34	4.5%
Other operating income / (expenses) (net)	(17)	(12)	(5)	38.8%
Total income	2,838	2,757	81	3.0%
Administrative expenses	(646)	(553)	(93)	16.8%
Personnel expenses	(428)	(346)	(82)	23.8%
Other general expenses	(217)	(207)	(10)	5.0%
Depreciation and amortization	(66)	(42)	(25)	59.9%
Provisions (net)	(28)	(16)	(13)	79.8%
Impairment losses on financial assets (net)	24	10	14	150.0%
Impairment losses on other assets (net)	(5)	(1)	(4)	296.5%
Gains/(losses) on other assets	5	—	5	n/a
Operating profit/(loss) before taxes	2,121	2,155	(34)	(1.6%)
Income tax	(570)	(596)	26	(4.4%)
Profit for the period from continuing operations	1,551	1,559	(7)	(0.5%)
Profit/(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	1,551	1,559	(7)	(0.5%)
Profit attributable to non-controlling interests	130	58	72	123.1%
Profit for the period attributable to the Parent	1,421	1,500	(79)	(5.3%)

The Global Wholesale Banking segment generated 24.1% of the operating areas’ total profit attributable to the Group in the first half of 2010. Its performance was backed by a business model focused on customers, the area’s global capacities and its connection with local units, combined with a strict control of costs and risks. Another decisive factor is the strength of the Group’s capital and liquidity which is enabling us to maintain a high level of unrestricted activity and embark on new operations, occupying the space left by other players.
Interest income / (charges) were €1,326 million for the first half of 2010, a 1.5% or €19 million increase from €1,307 million for the same period in 2009.
Net fees and commissions were €631 million for the first half of 2010, a 2.4% or €15 million increase from €617 million for the same period in 2009.
Gains / (losses) on financial assets and liabilities increased by 4.5% to €798 million in the first half of 2010 from €764 million for the same period in 2009.
Administrative expenses were €646 million for the first half of 2010, a 16.8% or €93 million increase from €553 million for the same period in 2009. In order to attain leadership positions in our core markets, by consolidating or increasing market shares already reached, the area made further investments in the first half of 2010 in resources and capacity. The adjustment to structures made in 2009 and strict management of costs are enabling us to undertake this investment while maintaining the efficiency ratio.
Impairment losses on financial assets were €24 million for the first half of 2010 as compared to €10 million for the same period in 2009.
Profit attributable to non-controlling interests was €130 million for the first half of 2010, a €72 million increase as compared to €58 million for the same period in 2009. This was largely due to higher non-controlling interests in Brazil after the initial public offering of Banco Santander (Brasil) S.A. that took place on October 13, 2009.
Profit attributable to the Parent was €1,421 million for the first half of 2010, a 5.3% or €79 million decrease from €1,500 million for the same period in 2009. This performance was noteworthy bearing in mind that the first half of 2009, a record one for revenues and profits, was an exceptionally productive period for wholesale business, due to spreads and very high levels of volatility.
The product areas also made progress in their increasingly global business vision which is adapted to the changing needs of markets and clients. Their performance was the following:
Global Transaction Banking, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues in the first half of 2010 by 7% over the first half of 2009 and 16% over the second half. Growth was solid but lower than in 2009 because of lower volumes in an environment of deleveraging and lower spreads.
Corporate Finance (including Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) stepped up during the first half of 2010 its efforts in origination and presentation of new ideas. This generated a larger and more solid pipeline of projects while maintaining operations in a not very favorable environment. Customer revenues in the first half of 2010 were 9% lower than in the first half of 2009 and 45% above those in the second half of 2009.
Credit Markets, which include origination and risk management units and distribution, with capital market instruments as well as pure loans and structured financings for the corporate, financial and public sectors, increased client revenues in the first half of 2010 by 15% as compared to the same period of 2009 and 24% above those of the second half of 2009. Good evolution by products and countries, backed by the strategy of supporting clients in the markets where the Group operates.
The client revenues of the rates area (including trading activities, structuring and distribution of FX and bonds and interest rate derivatives for the Group’s wholesale and retail clients) in the first half of 2010 declined 8% year-on-year but were 28% higher than in the second half of 2009. Higher business volumes in flow products, particularly with institutional clients, partly offset lower spreads resulting from the normalization of markets.
The revenues of the Global Equities area (activities related to the equity markets, settlement and custody) in the first half of 2010 were 13% lower than in the first half of 2009 (with a record second quarter of 2009 in revenues), because of weak markets in the second quarter of 2010.

Asset Management and Insurance

	Asset Management and Insurance
	Six Months Ended
	June 30,		Variations
	2010	2009	Amount	(%)
	(in millions of euros)
Interest income/(charges)	90	101	(12)	(11.3%)
Income from equity instruments	—	2	(1)	n/a
Income from companies accounted for by the equity method	—	—	—	—
Net fees and commissions	209	225	(17)	(7.4%)
Gains / (losses) on financial assets and liabilities (net)	19	12	7	61.2%
Other operating income / (expenses) (net)	200	179	22	12.2%
Total income	519	519	—	—
Administrative expenses	(138)	(139)	1	(1.0%)
Personnel expenses	(79)	(77)	(2)	2.3%
Other general expenses	(59)	(62)	3	(5.2%)
Depreciation and amortization	(16)	(15)	(1)	5.4%
Provisions (net)	(8)	(11)	3	(24.8%)
Impairment losses on financial assets (net)	(1)	—	(1)	n/a
Impairment losses on other assets (net)	—	—	—	—
Gains/(losses) on other assets	—	—	—	—
Operating profit/(loss) before taxes	356	353	2	0.6%
Income tax	(97)	(117)	20	(16.8%)
Profit for the period from continuing operations	258	236	22	9.2%
Profit/(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	258	236	22	9.2%
Profit attributable to non-controlling interests	30	10	20	200.4%
Profit for the period attributable to the Parent	229	227	2	0.9%
In the first half of 2010 this segment generated 3.9% of the operating areas’ total attributable profit.
Interest income for the first half of 2010 was €90 million, a 11.3% or €12 million decrease from €101 million for the same period in 2009.
Net fees and commissions decreased by 7.4% to €209 million in the first half of 2010 from €225 million for the same period in 2009.
Total income for the first half of 2010 was €519 million, the same as it was for the first half of 2009.
Administrative expenses were €138 million for the first half of 2010, a 1.0% decrease from €139 million for the same period in 2009, reflecting the area’s effort to adapt its structures to the new environment and the efforts to build global units.
Profit attributable to the Parent was €229 million for the first half of 2010, a decrease of 0.9% or €2 million from €227 million for the same period in 2009.
Santander Asset Management generated total revenues of €629 million in the first half of 2010, 6.0% more than for the same period in 2009 and reflecting the gradual recovery in volumes and the rise in average commissions in the main markets thanks to the better product mix.
Total managed assets at the end of June 2010 were €124 billion, 7% more than at the end of 2009 and 18% more than a year earlier, and also benefiting from currency revaluation.
Attributable profit for the first half of 2010 was 8.6% higher than for the same period in 2009 at €42 million after deducting fees paid to the networks and operating costs (-3.3% due to adjustment of structures).

Santander Insurance generated attributable profit of €186 million in the first half of 2010, 0.7% less than in the same period of 2009 and 15.4% more than the second half of 2009. The main reason for the year-on-year decline was the higher non-controlling interests in Brazil, due to last October’s initial public offering.
Total revenues (the area’s total income plus fee income paid to the networks) were €1,324 million for the first half of 2010, 10.6% more than in the first half of 2009 (+3.0% in local currency) and representing 6% of the operating areas’ total.
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) increased 11.2% year-on-year to €1,238 million (+3.8% in local currency).
Financial Condition
Assets and Liabilities
Our total assets were €1,220,024.5 million at June 30, 2010, a 9.9% or €109,495.0 million increase from total assets of €1,110,529.5 million at December 31, 2009. Our gross loans and advances to customers (which include corporate clients, individual clients and government and public entities), increased by 6.6% to €746,746.1 million at June 30, 2010 from €700,424.0 million at December 31, 2009. Within lending to resident sectors, loans to the public sector increased by 21% and loans to other resident sectors increased by 1%. Secured loans, which is the main component, increased by 3%, whereas commercial credit fell by 8%, strongly influenced by the reduced periods and by the adjustment made to inventories and current assets, and other loans fell by 1%. Lending to the non-resident sector climbed 9%, notably influenced by exchange rates.
Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, increased by 17.4% from €506,976.2 million at December 31, 2009, to €595,299.8 million at June 30, 2010. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 4.3% from €144,312.7 million at December 31, 2009, to €150,553.5 million at June 30, 2010.
We also give strategic importance to maintain a strong presence in institutional investor markets. Various units issued in the first half of 2010 €11,865 million, €5,790 million and €58 million of senior debt, covered bonds and subordinated debt, respectively, which were integrated into funds with a higher average maturity than that of the stock of senior debt and covered bonds at the end of 2009.
With respect to securitizations, our subsidiary in the United Kingdom issued €775 million and ₤1,119 million in international markets, contributing to the reopening of this market to institutional investment. Santander Consumer USA issued $750 million.
Issues of senior debt, covered bonds and subordinated debt that matured in the first half had countervalues of €12,522 million, €1,550 million and €913 million, respectively. In this regard, it is necessary to point out that the Group successfully completed in the first quarter an offer for a series of subordinated debt issues. This meant the acceptance and subsequent cancellation of issues for the following nominal amounts: €181 million, ₤1,309 million and US$ 1,632 million.
Total goodwill amounted to €25,345 million at the end of June 2010, an increase of €2,480 million with respect to December 2009 due mainly to the impact of exchange rates.
Capital
Stockholders’ equity, net of treasury stock, at June 30, 2010 was €72,285.0 million, an increase of €3,618.4 million or 5.3% from €68,666.6 million at December 31, 2009, mainly due to the increase in reserves.
With respect to capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to €81,062 million at June 30, 2010 (€32,941 million surplus and 68% above the minimum requirement). The BIS ratio at that date was 13.5%, Tier I 10.1% and core capital 8.6% (as compared to 14.2%, 10.1% and 8.6%, respectively, at December 31, 2009).

B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk — Procedures for Measuring and Managing Market Risk”.
Sources of funding
As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
At June 30, 2010, we had outstanding €212.4 billion of senior debt, of which €89.3 billion were mortgage bonds and €17.1 billion were promissory notes. Additionally, we had €35.5 billion in outstanding subordinated debt (which includes €8.3 billion preferred securities and €0.6 billion in preferred shares).
The following table shows the average balances for the first six months of 2010 and 2009 of our principal sources of funds:

	June 30,
	2010	2009
	(in thousands of euros)
Due to credit entities	136,498,011	141,919,342
Customer deposits	540,264,934	452,889,326
Marketable debt securities	210,985,401	226,075,072
Subordinated debt	35,261,462	39,767,232

Total	923,009,808	860,650,972
The average maturity of our outstanding debt as of June 30, 2010 was the following:

• Senior debt	2.8 years
• Mortgage debt	11.2 years
• Dated subordinated debt	6.8 years
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	Aa2	P1	B-
Standard & Poor’s	AA	A1+
Fitch Ratings	AA	F1+	A/B
DBRS	AA	R1 (high)
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €550.7 billion at June 30, 2010. Loans and advances to customers (gross) totaled €746.7 billion at the same date.
We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets. The changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, Grupo Santander, are an European, Latin American and North American financial group. Although, at this moment we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of June 30, 2010 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•
a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults, which could impact our NPL and decrease consumer confidence and disposable income;

•	uncertainty regarding interest rates in the United States and other countries;
•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of the global economic slowdown on Europe, the US and Latin America and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;
•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;
•	continued instability and volatility in the financial markets;
•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
•
although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;

•
increased regulation, government intervention and new laws prompted by the recent turmoil in global financial markets which could change our industry and require us to modify our businesses or operations;

•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management; and

•	future regulatory changes that may increase the overall level of regulation in the markets.
E. Off-balance sheet arrangements
As of June 30, 2010 and December 31, 2009, we had the following outstanding contingent liabilities and commitments:

	June 30,	December 31,
	2010	2009
	(in thousands of euros)
Contingent liabilities:
Financial guarantees and other sureties	20,917,713	20,974,258
Irrevocable documentary credits	3,387,352	2,636,618
Other guarantees	36,957,946	35,192,187
Other contingent liabilities	869,442	453,013

	62,132,453	59,256,076
Commitments:
Balances drawable by third parties	170,049,845	150,562,786
Other commitments	25,171,989	12,967,970

	195,221,834	163,530,756

	257,354,287	222,786,832
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2010 and December 31, 2009:

	June 30,	December 31,
	2010	2009
	(in thousands of euros)

Mutual funds	113,667,686	105,216,486
Pension funds	10,662,093	11,309,649
Other managed funds	21,539,117	18,364,168

	145,868,897	134,890,303
Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS-IASB, these investments in associated companies are accounted for using the equity method.
Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved.

In the ordinary course of business, Santander UK enters into securitization transactions using special purpose securitization companies which are consolidated and included in Santander UK’s financial statements. Santander UK is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Santander UK has made some interest bearing subordinated loans to these securitization companies.
We do not have transactions with un-consolidated entities other than the aforementioned ones.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at June 30, 2010:
Contractual obligations

		More than	More than
		1 year but	3 years but
	Less than	less than	less than	More than
(in millions of euros)	1 year	3 years	5 years	5 years	Total

Deposits from credit institutions	44,785	6,014	5,697	1,812	58,308
Customer deposits	486,571	39,738	35,576	5,642	567,527
Debt securities issued	66,927	49,974	31,293	56,950	205,144
Subordinated debt	5,824	1,653	2,987	25,033	35,497
Operating lease obligations	323	708	430	2,225	3,686
Purchase obligations	3	4	3	2	12
Other long-term liabilities	—	—	—	10,468	10,468
Total	604,433	98,091	75,986	102,132	880,642
G. Other disclosures
Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment and nearly 60% of the Group’s total loan portfolio is secured and, in most cases, by real estate.
Mortgages to individuals represent approximately 43% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.
In Spain, at June 30, 2010, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 55.9% and an affordability1 rate of 32.8%. Residential mortgages account for 25.1% of the total portfolio in Spain, of which 81% has a LTV under 80%.
The UK’s mortgage portfolio is focused on primary residence mortgages, with high quality risk in terms of LTV (50.8% as of June, 30, 2010). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (slightly more than 1%).

1	All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk, affordability and appropriateness.

In the analysis of the payment capacity (affordability) of a potential customer, the credit analyst must conclude about whether the income of the customer is sufficient to meet the payment of the loan installments, taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer ´s income will be stable over the term of the loan. We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested operation + monthly payments for other loans) /( Net monthly salary + other monthly justified income). This index is considered a predictability ratio to evaluate the customer ´s payment capacity. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criterion or in prescriptive analyses (decision trees/ rules/ decision models).

Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At June 30, 2010, it accounted for 1.7% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients.
Changes in Practices
There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:
a) Medium-low risk profile of the portfolio
Our risk profile is characterized by the prevalence of primary residence loans and a low effort rate of loan approval, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.
In addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.
b) Suspended accrual interest of non-performing past-due assets
Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past-due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.
c) Allowances for credit losses and internal model
As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2009. Furthermore, we are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2009
Declines in Collateral Value
Declines in collateral value are not relevant in our portfolio given that residential mortgages with LTV up to 90% amount to only 4% of the total Group’s lending as of June 30, 2010. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.

Other
During the first half of 2010, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.
The Group uses credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
Exposures related to complex structured assets
The Group has a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—C. Exposures related to complex structured assets”.

Item 4
Legal proceedings
i. Tax-related proceedings
As of the date hereof, the main tax-related proceedings concerning the Group are as follows:
•
The Mandados de Segurança filed by Banco Santander Brasil, S.A. and other Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11727/2008.

•	The Mandados de Segurança filed by Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% in the period from 1994 to 1998.
•
The Mandados de Segurança filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the Mandado de Segurança was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007, a favorable decision was handed down by the court which was appealed by the Federal Union at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A., a favorable decision was obtained in March 2007, which was appealed by the Federal Union at the Regional Federal Court in September 2009 which partially accepted the appeal. Banco ABN AMRO Real, S.A. filed an appeal at the Federal Supreme Court.

•
Real Leasing, S.A., Arrendamiento Mercantil and Banco ABN AMRO Real, S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are also involved in administrative and legal proceedings against the tax authorities with respect to the subjection to Tax of certain items to social security contributions that are not considered remuneration for employment purposes.

•
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and social security debts established in Law 11941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to (i) the right to consider the social contribution tax on net income as deductible in the calculation of Brazilian legal entities income tax, (ii) the right to pay the Brazilian social contribution tax on net income at a rate of 8%, and (iii) the deductibility for income tax purposes of depreciation expenses in the same period as that in which lease income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance of the related court proceedings.

•
In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander Brasil, S.A. with respect to income taxes (IRPJ and CSL) related to 2002 to 2004. The tax authorities assert that Banco Santander Brasil, S.A. did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. Banco Santander Brasil, S.A. has filed an appeal against the infringement notice to the Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais). In June 2010, the Brazilian tax authorities issued an infringement notice on this same issue in relation to 2005 to 2007. Banco Santander Brasil, S.A. is going to lodge the related appeal for reconsideration against the above notices. The Group believes, in accordance with the advice of its external legal counsel, that the Brazilian tax authorities’ position is incorrect, that the grounds to contest this infringement notice are well-founded, and, accordingly, that the risk of loss is remote. Accordingly, no provisions were recognized in respect of this proceeding as the issue should not have an effect on the financial statements.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007. This appeal was resolved in favor of the tax authorities in June 2010. Abbey Treasury Services plc plans to appeal against this judgment at a higher instance.

•
Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside of the United States in fiscal years 2003 to 2005 in relation to financial transactions carried out with an international bank.

As of the date hereof other less significant tax litigation is in progress.
ii. Non-tax-related proceedings
As of the date hereof, the main non-tax-related proceedings concerning the Group are as follows:
•	Mis-selling: claims associated with the sale by Abbey (currently Santander UK plc) of certain financial products to its customers.
The provisions recorded by Santander UK in this respect were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.
•
LANETRO, S.A. (currently ZED WORLDWIDE, S.A.): claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.
A Supreme Court judgment of March 30, 2010 dismissed the extraordinary appeal against procedural infringements and partially upheld the cassation appeal, both of which were lodged by the Bank against the Madrid Provincial Appellate Court judgment.
Zed Worldwide, S.A. has requested the judicial execution of the sentence. The Court has initiated a prior issue without having proceeded to deal with the execution.
•
Ordinary proceedings were filed by Galesa de Promociones, S.A., against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed have been broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to rental income.
On March 2, 2010 the Court of First Instance handed down a judgment partially upholding the claim and the counterclaim against the Bank, ordering it to pay the claimant €4,458,960.61 and ordering Galesa Promociones, S.A. to pay the Bank €1,428,075.70, representing an overall loss for the Bank of €3,030,874.91. Two appeals have been filed against this judgment, one by Galesa and another by the Bank on May 31, 2010.
•
A declaratory large claims action has been brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal on the grounds of procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was carried out by means of a document submitted on January 21, 2010.
•
Claim in an ordinary proceeding filed by Ms. Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This claim was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until the application for a resolution on a preliminary civil issue filed by the Bank was resolved.
By order of Court of the First Instance no. 13 of Madrid, dated September 11, 2008 and confirmed by order of the High Court of the Province of Madrid on March 24, 2010, it was agreed to suspend the pre-judgemental proceedings, due to the existence of other proceedings for the same acts, brought by other shareholders of Yesocentro, S.A. and being followed before Court of the First Instance no. 47 of Madrid (orders 1051/2004). Therefore, the former will be suspended until final judgement is pronounced by the latter. In the proceedings being followed in Court no. 47, a lower court judgement has been pronounced, partially in favor of the claimant and an appeal, partially in favor of the appeal of the claimants and the Bank. The Extraordinary Appeals to the Supreme Court for procedural infringement are being prepared, at least by the Bank.
•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., in respect of the claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco has filed for the annulment of the arbitral award at the Madrid Provincial Appellate Court.

In addition, Mobiliaria Monesa S.L. (parent of the former Gaesco) filed a claim at Santander Court of First Instance no. 5 against Banco Santander S.A., repeating the claims debated and resolved in the arbitration proceeding, as stated in the answer to the claim already made by the Bank to court.
The Group considers that the risk of loss arising from these matters is remote and, accordingly, it has not recognized any provisions with respect to these legal proceedings in the condensed consolidated financial statements for the six months period ended June 30, 2010.
•
Former Banco do Estado de São Paulo S.A. — Banespa — employees: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors, and the aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the Bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits.

The related appeals against this decision were filed at the High Labor Court and at the Federal Supreme Court, and are currently in process.
•
Padrão Comércio de Incorporacão de Imóveis Ltda – claim for BRL 87 million against Banco Santander (Brasil), S.A. for purported wrongful charges made by Banco do Estado de São Paulo, S.A. — (Banespa) since opening the account in 1994 to 1996. In 2006 the Pernambuco Court of Justice handed down a decision at first instance against Banespa for having not submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute were used by the plaintiff. Bearing in mind the outcome of the aforementioned appeal, the fact that it is impossible to submit the additional documentation mentioned due to procedural reasons and the scant possibilities, according to the legal advisers of Banco Santander (Brasil), S.A. that as a result of the foregoing a favorable judgment would be obtained by filing a special appeal at the Federal Court, it was decided that a negotiation process would be started with Padrão which resulted in an agreement being reached in June 2010, whereby Banco Santander (Brasil), S.A. paid an amount of BRL 54.5 million, in exchange for which Padrão withdrew the claim against Banco Santander Brasil. Both parties are currently awaiting court approval of the agreement, as duly requested by the parties.

•
Planos Econômicos: like the rest of the banking system, Santander Brazil is subject to customer claims, most of them by deposit holders, as well as to collective civil actions on the same issue filed by consumer protection bodies or by the Public Prosecutor’s Office, inter alia, as a result of the possible effects of certain changes in legislation relating to differences in the monetary adjustments to the remuneration of bank deposits and other inflation linked contracts, asserting that the plaintiffs’ vested rights relating to inflationary adjustments are violated because such adjustments are applied with immediate effect. Recently the High Court of Justice set a five-year limitation period on these collective civil actions, as argued by the banks, compared to the 20 years sought by the plaintiffs, thereby significantly reducing the number of actions of this type, as well as the amounts claimed. As regards the core merits of the issue, judgments for the moment have found against the banks, and two proceedings are currently underway at the High Court of Justice and the Federal Supreme Court with the aim of reaching a final resolution on the issue, both of which are awaiting a decision.

•
Ordinary civil procedure number 1043/2009 before the 26th Court of First Instance of Madrid initiated following a claim by BANCO OCCIDENTAL DE DESCUENTO, BANCO UNIVERSAL, C.A. alleging the rescission of a certain escrow agreement and seeking a principal payment from the Bank of US$ 150,000,000 plus US$ 4,656,164 in interest. On October 7, 2010 the Bank received the notification of the judgment of October 1, 2010 which upheld the claim made by BANCO OCCIDENTAL DE DESCUENTO, BANCO UNIVERSAL, C.A. without making any party liable for the legal fees and costs of the proceedings. The Bank has filed the notice of its appeal against the referred first instance judgement.

•
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of the Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.
The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.
In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.
As of the date hereof, certain claims are underway with respect to this matter. The Bank’s directors and its legal advisors consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered remote and it has not been necessary to recognize any liability in this connection in the half-yearly financial statements for the six month period ended June 30, 2010.

•
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (Madoff Securities) by the US Securities and Exchange Commission (SEC) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercized by the issuer in year ten. At December 31, 2008, the Group determined that these events should be classified as adjusting events after the reporting period, as defined in IAS 10.3, since they provided evidence of conditions that existed at the end of the reporting period and, accordingly, in accordance with IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million €-350 million after tax-) under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for 2008.
The Group has at all times exercized due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned regulator in recent years, and at no time was its reputation and solvency questioned by the market or by the US regulatory authorities.
As of the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As mentioned above, the Group considers that it has exercized due diligence at all times and these products have been sold in a transparent way pursuant to applicable legislation and established procedures and accordingly the risk of loss is remote. As a result, provisions have not been recognized in relation to these legal proceedings in the half-yearly financial statements for the six month period ended June 30, 2010.
On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was around 97%.
On May 26, 2009, two funds managed by Optimal Investment Services, a wholly-owned indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which American legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.
Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of US$ 1,540,141,277.60 and US$ 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of US$ 500,000 each. The funds have paid 85% of the clawback claims asserted by the trustee. The payments totalled US$ 129,057,094.60 for Optimal Strategic U.S. Equity and US$ 106,323,953.40 for Arbitrage.
The funds agreed not to file any other claims against Madoff Securities’ estate. The agreement also contains an equal treatment provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to equalize the percentages applied to the funds with respect to other comparable investors.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to due diligence, in which the trustee concluded that its conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).
The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, officers and employees who agree to release the trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.
The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.
Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, has pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and has been sentenced to 150 years’ imprisonment.
As of the date hereof, other less significant non-tax-related proceedings are in progress.
Other litigation
In addition to the matters described above, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Item 5
Quantitative Analysis About Market Risk
Generally
The perimeter for measuring, controlling and monitoring the area of Market Risks covers those operations where equity risk is assumed. This risk comes from the change in risk factors — interest rates, exchange rates, securities, the credit spread, raw material prices and the volatility of these elements — as well as the liquidity risk of the various products and markets in which the Group operates.
We are exposed to market risk mainly as a result of the following activities:
•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price, commodity price and volatility risks.
•
Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•
Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subject us to equity price risk; and
•	Trading and non-trading activities which entail liquidity risk.
Primary Market Risks and How They Arise
The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.
We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.
We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The Group also has an incipient activity in commodity derivatives.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.

We also use credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.
Procedures for Measuring and Managing Market Risk
Our board, through its risk committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Together with the local and global assets and liabilities committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.
Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market Risk Management Corporate Framework
The Market Risk Management Corporate Framework is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. This Framework is employed for market risk management purposes at all involved levels in the Group and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.
The Framework’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk predisposition.
All Group managers must ensure that each business activity is performed in accordance with the policies established in the Framework, which is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
2. Market Risk Management Procedures
All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.
3. Market Risk Limit Structure
The market risk limit structure can be defined as the board of director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.
Its main functions are to:
•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.
•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.
•
Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.
•
Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

The Global Market Risk Function defines the limit structure while the risk committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.
Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.
Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:
•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.
•	Taking executive actions that require risk takers to close out positions to reduce risk levels.
Statistical Tools for Measuring and Managing Market Risk
1. Trading activity
The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.
As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.
Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.
Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.
Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.
Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.
In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.
Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.
Credit risk is managed through the use of credit derivatives.
We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.

1.1 VaR Model
We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.
As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.
The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which assigns less weight to the observations furthest away in time.
We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.
Finally, in order to control derivative activities and credit management, because of their atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) and then measures are enacted such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels.
To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision, we also calculate an additional measurement (incremental default risk, IDR), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc). The method for calculating the IDR, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%) and uses Monte Carlo methodology.
1.2 Assumptions and Limitations
Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:
•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.
1.3 Scenario Analysis and Calibration Measures
Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.
In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean P&L (theoretical result generated assuming the Mark-to-Market daily variation of the portfolio only considering the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.
2. Non Trading activity
2.1 Foreign Exchange Risk and Equity Price Risk
Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.
Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account, respectively.
In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.
Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, the financial measures are agreed to adjust the positioning to levels desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.
a) Interest rate gap of assets and liabilities
Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.
All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.
c) Market value of equity sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which effectively and quickly incorporates the latest developments that condition the risk levels assumed.
e) Analysis of scenarios
Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.
2.3 Liquidity risk
Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles.
We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.
The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.
a) Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.
b) Liquidity ratios
The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.
Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
In addition, we use the following other ratios or metrics to monitor the structural liquidity position:
•	Loans / net assets
•	Customer deposits, insurance and medium and long-term financing / lending
•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets.
•	Short-term financing / net liabilities.

c) Analysis of scenarios/Contingency Plan
Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
As a crisis can occur locally or globally, each local unit must prepare a contingency financing plan. Each unit must inform the headquarters in Madrid of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.
Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity1, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised — including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) — and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.
Quantitative analysis2
A. Trading activity
Quantitative analysis of daily VaR for the six months ended June 30, 2010
Our risk performance with regard to trading activity in financial markets during the first half of 2010, measured by daily Value at Risk “VaR”, is shown in the following graph.
As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €23 and €38 million. The semiannual average risk was €28.9 million in terms of VaR.

1	The “International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, Consultative Document, December 2009)

2	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

The VaR movements during the first half of 2010 were basically due to fluctuations of fixed income, equity and exchange rate exposures in Brazil and Mexico and to the impact of euro zone sovereign spreads volatility in the Madrid Treasury. The VaR reached its highest level, €37.5 million, on June 29, 2010, mainly explained by the increase of equity risk in the Madrid Treasury in a context of higher volatility of Spanish stocks.
The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2010. It shows that for more than 70% of the period under review the risk levels fluctuated between €23 and €31 million.

Risk by factor
The minimum, maximum, average and final risk values in VaR terms during the first half of 2010 were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	22.7	28.9	37.5	32.7

	Diversification effect	(15.7)	(34.1)	(45.4)	(30.5)

	Interest Rate VaR	13.5	18.0	25.4	18.0
	Equity VaR	3.9	7.2	14.4	14.3
	FX VaR	4.9	12.3	21.9	8.4
	Credit Spread VaR	15.3	22.4	27.1	20.6
	Commodities VaR	0.9	1.4	2.1	1.9

LATIN AMERICA	Total VaR	11.9	19.0	34.8	13.4

	Diversification effect	(1.3)	(9.0)	(21.5)	(5.2)

	Interest Rate VaR	11.9	15.1	20.1	14.6
	Equity VaR	1.0	5.4	15.0	2.5
	FX VaR	1.6	7.6	27.6	1.6

USA & ASIA	Total VaR	0.7	1.3	2.8	2.8

	Diversification effect	0.0	0.0	0.0	0.0

	Interest Rate VaR	0.7	1.0	2.1	1.0
	Equity VaR	0.0	0.1	1.4	0.2
	FX VaR	0.3	0.7	2.4	2.4

EUROPE	Total VaR	9.2	12.0	19.1	14.2

	Diversification effect	(13.6)	(22.0)	(28.4)	(23.5)

	Interest Rate VaR	4.9	7.7	17.5	8.0
	Equity VaR	3.5	6.0	14.5	13.9
	FX VaR	2.0	9.7	15.8	9.6
	Credit Spread VaR	3.5	7.1	11.2	4.4
	Commodities VaR	0.9	1.4	2.1	1.9

GLOBAL ACTIVITIES	Total VaR	13.2	18.5	23.0	17.8

	Diversification effect	(0.3)	(1.0)	(2.3)	(2.0)

	Interest Rate VaR	0.5	0.7	1.0	0.9
	Credit Spread VaR	13.2	18.4	23.0	17.7
	FX VaR	0.0	0.4	1.2	1.2
EUR million
The average VaR in the first half of 2010, €28.9 million, was somewhat lower than the average VaR in 2009, €32.7 million, mainly due to an increase in the diversification effect among risk factors. Compared to 2009 average levels, the VaR on interest rate and exchange-rate risk decreased (€2 million and €3.2 million, respectively), while the VaR on equity, commodities and credit spread risk increased (€0.3 million, €0.6 million and €10.5 million, respectively). The latter was due to the higher volatility of credit spreads, mainly the sovereign ones.

Daily VaR: Performance by Risk Factor
(€ million)

Distribution of risks and results
•	Geographic distribution
Latin America contributed 43% of the Group’s total VaR in trading activity and 32% in economic results. Europe contributed 66% of results and 17% of global risk, as most of its treasury activity focused on professional clients. USA & Asia contributed 3% of results and 0.2% of global risk. Finally, Global Activities contributed 40% of total VaR and -1% to total results.
Geographic distribution of risks and economic results (% )
The minimum, average, maximum and final risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in the first half of 2010

	Minimum	Average	Maximum	Last

TOTAL	22.7	28.9	37.5	32.7

Europe	9.2	12.0	19.1	14.2
USA & Asia	0.7	1.3	2.8	2.8
Latin America	11.9	19.0	34.8	13.4
Global Activities	13.2	18.5	23.0	17.8
EUR million

Monthly distribution of risks and results
The following chart shows that the risk assumption profile, in terms of VaR, was relatively constant during the first half of 2010. May and June were the months with the highest level of risk mainly because of the impact of fluctuations of volatility in the euro zone sovereign spreads. The profile of monthly economic P&L, on the other hand, was much more erratic. The months with the highest profits were January and March, while the months with the worst results were April and May.
Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-15 and €+15 million on 117 days (89% of the market business days).

Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
The units where this activity mainly takes place are: Madrid (Santander and Banesto), London, Brazil and Mexico.
Most of the time, risk of structured derivatives moved in a range between €4 and €10 million. The main exception was at the end of June, when it temporarily reached €13.1 million because of the impact of higher volatility of Spanish stocks. The minimum risk was reached on March 1, 2010 (€4.3 million), in a context of lower than average levels of market volatility and vega exposure.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in the first half of 2010 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during the first half of 2010. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2010, generated results that are presented below.
Maximum volatility scenario
The table below shows, at June 30, 2010, the maximum losses for each factor1 (fixed-income, equities, currencies, and credit spread), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents a greater potential loss in the global portfolio. For 2010, this scenario involved increases in interest rates in Latin American markets and decreases in core markets (“flight to quality”), declines in stock markets, the dollar’s slide against all currencies except the euro, greater volatility and credit spreads.
Maximum volatility Stress Test

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	(54.0)	(99.6)	(39.2)	(121.4)	(2.2)	(316.5)
Europe	(37.3)	(85.7)	(34.4)	(64.2)	(2.2)	(223.8)
Latin America	(13.8)	(13.7)	(1.3)	—	—	(28.7)
EE.UU	(0.5)	(0.2)	(1.0)	—	—	(1.7)
Global Activities	(2.4)	0.0	(2.6)	(57.2)	—	(62.3)
The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €316.5 million, and would be concentrated in Europe (being the main contributors by asset class credit spread, equity and interest rate, in this order), and Global Activities (concentrated in credit spread).
B. Non-Trading Activity
B.1. Asset and liability management
We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.

1	The impact of stressing the volatility factor is included in the respective underlying.

The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.
In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.
The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in the first half of 2010
a) Convertible currencies
At the end of the first half of 2010, the sensitivity of net interest margin at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve (€437.6 million), with the Parent Bank contributing the most, and in the sterling interest rate curve (₤26.8 million). The sensitivity of the rest of convertible currencies was not very significant.
At the same date, the sensitivity of equity to parallel rises in the yield curve of 100 basis points in the euro interest rate curve was €2,014.91 million, most of it in the Parent Bank. With respect to the curve in sterling it was ₤231.86 million.
Sovereign is included within the perimeter, with an impact on the sensitivity of net interest margin of $66.3 million and negative equity of $66.9 million.
Structural Gap. Santander Parent Company (June 30, 2010)

					More than 5
€ million	Not sensitive	Up to 1 year	1-3 years	3-5 years	years	TOTAL
Money and securities market	—	50,595	4,198	1,680	17,015	73,488
Loans	112	122,762	11,147	1,684	2,204	137,910
Permanent equity stakes	66,233	—	—	—	—	66,233
Other assets	16,417	70,041	141	146	290	87,035

Total assets	82,762	243,398	15,486	3,510	19,510	364,666

Money market	—	35,037	251	2,051	293	37,634
Customer deposits	—	50,101	13,606	9,118	14,480	87,305
Debt Issues and securitizations	—	107,191	14,492	16,860	15,460	154,003
Shareholders’ equity and other liabilities	80,173	65,853	1,022	772	1,318	149,139

Total liabilities	80,173	258,183	29,372	28,802	31,551	428,081

Balance sheet Gap	2,589	(14,785)	(13,886)	(25,291)	(12,042)	(63,415)
Off-balance sheet structural Gap	—	46,314	10,319	9,701	(2,920)	63,415

Total structural Gap	2,589	31,530	(3,567)	(15,590)	(14,962)	—

Accumulated Gap	—	31,530	27,963	12,373	(2,589)	—

b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during the first half of 2010 and moved within a narrow band (maximum of €78.5 million in April). In terms of equity sensitivity, it fluctuated in a wider range of between €720 million and €830 million, although it was very stable throughout the period.
Latin America: Structural Interest Risk Profile Evolution
Sensitivity of NIM and MVE to 100 b.p., Million of euros
At the end of June 2010, the region’s risk consumption, measured by the market value of equity sensitivity to 100 basis points, was €760 million (€704 million at the end of 2009), while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €64 million (similar to the level at the end of 2009).
Interest rate risk profile at June 30, 2010
The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2010 (figures in millions of euros).

Gaps in Local Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	47,072	80,525	17,159	39,442	20,368	204,600
Liabilities	65,410	91,921	11,326	25,388	7,146	201,192
Off-balance Sheet	6,026	277	-2,787	-3,418	-1,176	-1,079

Gap	-12,120	-10,872	3,531	10,034	11,758	2,330

Gaps in Foreign Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	3,371	28,471	2,642	3,218	7,268	44,970
Liabilities	1,135	29,270	6,040	5,736	6,198	48,379
Off-balance Sheet	-3,146	-8,735	2,255	8,209	2,496	1,079

Gap	-911	-9,534	-1,143	5,691	3,567	-2,330

Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2010 was €64.2 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
The risk is concentrated in Brazil:
NIM Sensitivity by countries
Others: Argentina, Colombia, Panama, Puerto Rico and Uruguay
Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2010 was €760 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in three countries: Brazil, Chile, and Mexico.
MVE Sensitivity by countries
Others: Colombia, Panama and Uruguay

B.1.2. Structural management of credit risk
Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
In the past few months, commercial branches, following the financing strategy of the Group, have focused on taking deposits. Thanks to the increase in the balance of deposits, the need to appeal to the market in the medium-long term is low.
Notwithstanding the aforementioned, and in view of the strategic importance for the Group of maintaining an outstanding presence in the international institutional investor’s market, different units of the Group have made during the first half of 2010 issuances of senior debt for €11,865 million and of mortgage backed securities for €5,790 million.
On the other hand, during the first half of 2010, €12,522 million, €1,550 million and €913 million of senior debt, mortgage backed securities and subordinated debt, respectively have matured.
In short, all these actions have contributed to strengthen the Group’s balance sheet and helped maintain a comfortable liquidity position.
The main aspects in relation to structural management of liquidity during the first half of 2010 were:
•
Comfortable positioning of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs. Accordingly, financing from the wholesale markets was moderate.

In Latin America, the reduced financing needs of retail activity meant that financing in the wholesale markets was in practice residual, and principally for reasons of presence and diversification.

Diversification of markets and instruments to obtain liquidity. We have an active presence in a broad and diversified series of financing markets. This limited our dependence on specific markets and allowed us to maintain a comfortable capacity of recourse to the markets.

•
As of June 30, 2010, the balance sheet of the Group was solid. Lending, which accounted for 80% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (senior debt, subordinated debts, preferred shares, bonds, securitizations) with a moderately conservative maturity (4.3 years as of June 30, 2010). All of this, results in low needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies obtained a total of €17.46 billion in medium and long-term issues in the wholesale markets during the first half of 2010.

•
High capacity to obtain liquidity on the balance sheet. We have a diversified portfolio of liquid assets (or that can become liquid in the short term) appropriate to our positions. In addition, we have a large amount of assets which can be but have not been discounted in central banks (ECB, Bank of Spain, BoE and the Fed). At June 30, 2010, they amounted to over €80 billion.

•	Comfortable access to the wholesale markets for liquidity on the basis of high short and long-term ratings.

•
Independence of the subsidiaries in financing within a coordinated liquidity management. The most important subsidiaries, except for Santander Consumer Finance, must obtain their financing in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent Bank to finance their activity.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.
In practice, the Group’s liquidity management consists of the following:
•
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and
•
Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.
The analysis of scenarios conducted during the first half of 2010 shows that the Group, even in a scenario of minimal demand for medium and long-term issues, maintained a comfortable liquidity situation.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency depreciations and to optimize the financial cost of hedging.
With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At June 30, 2010, the largest exposures of a permanent nature (with potential impact on equity) were concentrated in Brazilian reales, followed by sterling, Mexican pesos and Chilean pesos. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.
In addition, Corporate Activities at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In the first half of 2010, the exposure to industrial and strategic equity portfolios increased slightly, 4% in MtM terms. There were no significant variations in the composition of the portfolio. Nevertheless, the risk of the structural equity portfolio, measured in terms of VaR, increased 13% compared to the end of 2009, up to €417.3 million, due to the high volatility of equity prices.

The average daily VaR for the first half of 2010 was €388 million, with a minimum of €350.3 million and a maximum of €417.3 million, in January and June 2010, respectively.
C. Exposures related to complex structured assets
Grupo Santander continued to have highly limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. Specifically, at the end of June 2010, the Group had:
•
CDOs/CLOs: exposure amounting to €562 million (€637 at the end of 2009), mainly as a result of the integration of the Alliance & Leicester portfolio in 2008. 23% of this portfolio was rated AAA and 71% had a rating of A or above.

•	US Non-Agency CMOs and pass-throughs with underlying mortgage alt-A1: exposure of €770 million (in USD terms it decreased 10.2% compared to 2009 year-end).
•
Hedge funds: the total exposure was not material (€581 million) and consisted largely of the financing provided to these funds (€315 million), the remainder being direct portfolio investment. This exposure involved low levels of loan-to-value risk -around 35% (collateral of €2,165 million at the same date). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund. Exposure decreased by 9.9% in USD terms with respect to the previous year end.

•
Conduits: the only exposure resulted from the acquisition of Alliance&Leicester, which gave rise to the integration of a conduit, with assets amounting to €238 million (€657 million at 2009 year-end) of which 6% had an AAA rating and 60% a rating of A or above.

•
Monolines: Santander’s exposure to monoline insurers amounted to €178 million[2] (€396 million in December 2009), and related mainly to indirect exposure, totaling €135 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies).

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary operations has decreased. In addition, most of the exposure is related to the integration of exposures at entities acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). These exposures were known at the time of the purchase and adequate provisions were recognized.
Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure and
•	whether the inputs enabling application of this valuation model are observable in the market.
Provided the two aforementioned conditions are met, the risk division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and
•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.

[1]
Alternative A-paper: mortgages originated in the US market which for various reasons are considered as having an intermediate risk level between prime and subprime mortgages (not having all the necessary information, loan-to-value levels higher than usual, etc).

[2]	Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure.

D. Internal model
The Bank of Spain approved at the end of 2008 the use of our internal market risk model for calculating regulatory capital. The approval is for treasury trading activity in Madrid. The Group’s objective is to gradually increase approval for the rest of units.
As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods instead of the previous standard methods. The VaR calculated for the Market Risks Area is the fundamental metric and incorporates an incremental default risk.
We closely co-operate with the Bank of Spain in order to advance in the perimeter permitted to utilize the Internal Model (at the geographic and operational levels), as well as analysis of the impact of possible future changes, in line with the consultative documents published by the Basel Committee in December 2009 to strengthen the capital of banks1.
E. Structured financing transactions
In its usual operations, Grupo Santander’s exposure is low and its activity is diversified by product, sector and number of operations. The committed exposure at the end of June 2010 was €12,957 million corresponding to 440 transactions, broken down as follows: €8,997 million (323 transactions) in project finance; €1,584 million (25 transactions) in acquisition finance and the rest in leveraged buy-outs (LBOs) and other forms (92 transactions). No writedowns were considered necessary in the investment portfolio, beyond €95 million of loan-loss provisions. The Group’s exposure to structured finance operations was 7.3% lower than in 2009.
As a result of integrating Alliance & Leicester into the Group in 2008, a portfolio of structured operations is maintained. It is a diversified portfolio of specialized financing operations. The exposure at the end of June 2010 was 6.4% lower than in December 2009 at ₤5,496 million (€6,722 million).
F. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
In accordance with the BIS II criteria, our eligible shareholders’ equity amounted to €81,062 million and exceeded the minimum requirement by €32,941 million. Our capital ratios remain at comfortable levels. The BIS II ratio was 13.5%, Tier I 10.1% and core capital 8.6%.
G. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2009, and June 30, 2010, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of euros

		June 30, 2010
	December 31, 2009	Low	Average	High	Period End

TOTAL	983.6	768.6	848.5	952.8	892.1

Trading	27.5	22.7	28.9	37.5	32.7
Non-Trading	1,015.0	766.8	861.2	974.5	880.2
Diversification Effect	-58.9	-20.9	-41.6	-59.2	-20.7
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below.

[1]	“Strengthening the resilience of the banking sector” and “International framework for liquidity risk measurement, standards and monitoring.”

Interest Rate Risk
Figures in millions of euros

		June 30, 2010
	December 31, 2009	Low	Average	High	Period End

Interest Rate Risk
Trading	18.3	13.5	18.0	25.4	18.0
Non-Trading	210.6	240.5	294.9	323.0	320.4
Diversification Effect	(17.5)	(13.1)	(17.5)	(24.4)	(17.5)

TOTAL	211.4	240.9	295.4	324.0	320.9
Foreign Exchange Rate Risk
Figures in millions of euros

		June 30, 2010
	December 31, 2009	Low	Average	High	Period End

Exchange Rate Risk
Trading	16.1	4.9	12.3	21.9	8.4
Non-Trading	579.8	376.7	453.0	594.4	426.4
Diversification Effect	(15.9)	(4.9)	(12.1)	(21.5)	(8.4)

TOTAL	580.0	376.7	453.1	594.8	426.5
Equity Price Risk
Figures in millions of euros

		June 30, 2010
	December 31, 2009	Low	Average	High	Period End

Equity Price Risk
Trading	5.9	3.9	7.2	14.4	14.3
Non-Trading	369.4	350.3	388.0	417.3	417.3
Diversification Effect	(5.8)	(3.9)	(7.1)	(14.1)	(14.0)

TOTAL	369.5	350.3	388.0	417.6	417.6

Our daily VaR estimates by activity, were as set forth below.
Figures in millions of euros

		June 30, 2010
	December 31, 2009	Low	Average	High	Period End

Trading
Interest Rate	18.3	13.5	18.0	25.4	18.0
Exchange Rate	16.1	4.9	12.3	21.9	8.4
Equity	5.9	3.9	7.2	14.4	14.3
Credit Spread	15.0	13.1	22.4	27.1	20.6
Commodities	1.4	0.6	1.4	2.1	1.9

TOTAL	27.5	22.7	28.9	37.5	32.7

Non-Trading Interest Rate
Interest Rate	210.6	240.5	294.9	323.0	320.4

Non-Trading Foreign Exchange
Exchange Rate	579.8	376.7	453.0	594.4	426.4

Non-Trading Equity
Equity	369.4	350.3	388.0	417.3	417.3

TOTAL	983.6	768.6	848.5	952.8	892.1

Interest Rate	211.4	240.9	295.4	324.0	320.9
Exchange Rate	580.0	376.7	453.1	594.8	426.5
Equity	369.5	350.3	388.0	417.6	417.6

Item 6
Recent Events
Interim dividends
In June 2010, our board of directors approved a first dividend on account of the earnings for the 2010 financial year for a gross amount of €0.135234 per share which was paid on August 2, 2010.
Based on a resolution of our shareholders acting at the general shareholders’ meeting held on June 19, 2009, the Bank offered shareholders the option to receive a scrip dividend as payment of the second interim dividend on account of the 2009 earnings. In light of the acceptance of this remuneration program 81% of the capital opted to receive shares instead of cash the general shareholders’ meeting held on June 11, 2010, approved to offer again this option to the shareholders as payment of the second interim dividend on account of the 2010 earnings. Additionally, the general shareholders’ meeting approved the possibility that, depending on the demand and market conditions, the third interim dividend be paid under this same scheme.
Capital increase
With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid of ABN AMRO, on October 7, 2010, the Bank issued 11,582,632 new shares in exchange for 33,544 “Valores Santander”.
After this increase, Banco Santander’s share capital is 4,120,204,383.5 euros, represented by 8,240,408,767 shares, par value €0.50 each.
Directors and Senior Management
On June 11, 2010, Ángel Jado was appointed director by the Bank’s ordinary shareholder’s meeting. Ángel Jado had already been a director of Banco Santander from 1972 to 1999 and has been a director of Banco Banif, S.A. since 2001.
Acquisitions, Dispositions, Reorganizations and Other recent events
Tender offer for subordinated notes
On January 11, 2010, Banco Santander, S.A. offered to purchase for cash 13 series of subordinated notes issued by several entities of Grupo Santander for an aggregate nominal amount of €3.3 billion.
The acceptance level of the exchange offers reached 60% and the nominal amount of the securities accepted for purchase was approximately €2 billion.
Also, on February 17, 2010, Banco Santander, S.A. offered to purchase for cash perpetual subordinated notes issued by Santander Perpetual, S.A.U. for a total nominal amount of US$1.5 billion (of which Santander held approximately US$350 million). The aggregate nominal amount of securities accepted for purchase was US$1,092.55 million, representing 95% of the outstanding notes not held by Santander.
Bolsas y Mercados Españoles (“BME”)
On February 22, 2010, we sold to institutional investors a stake of 2,099,762 shares of BME representing approximately 2.5% of its share capital, at a price of €20.0 per share, which amounts to a total of approximately €42 million. The capital gain for Grupo Santander was of €30.4 million. Grupo Santander maintains a stake of 2.5% in the capital of BME and will continue to be represented in its board of directors.
James Hay Holdings Limited
On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of £39 million.

Companhia Brasileira de Soluções e Serviços (“CBSS”) and Cielo S.A.
On April 25, 2010, we announced that we had reached an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços (15.33% of the capital), and Cielo S.A. — formerly Visanet — (7.20% of the capital).
The total sale price agreed was BRL200 million (approximately €85.3 million) for the 15.33% of CBSS and BRL1,464 million (approximately €624.3 million) for the 7.20% of Cielo.
The net capital gain generated for Grupo Santander is approximately €233 million.
The closing of the transactions took place in July 2010.
Downgrade of Greek and Spanish Sovereign Debt Ratings
On April 27, 2010, the Standard and Poor’s rating agency downgraded Greece’s long-term sovereign credit rating by three grades to “BB+”, or non-investment-grade status, and maintained its negative outlook. Greece is the first European country to fall below investment grade, and the downgrade set off a series of reactions including declines in European stock markets as well as in the value of the euro. The following day, the Standard and Poor’s rating agency downgraded Spain’s long-term sovereign credit rating by one grade to “AA”, down from “AA+”. As a result of the downgrade, Spanish stock markets and, in particular, Spanish banking stocks dropped sharply. On May 28, 2010, Fitch downgraded Spain’s rating to “AA+” from “AAA”, reflecting Fitch’s assessment that Spain’s adjustments would materially reduce the rate of growth of the economy. In addition, on May 5, 2010 Moody’s Investor Services warned it may downgrade Portugal’s “Aa2” sovereign debt rating within the following three months, a week after Standard & Poor’s cut its rating and a month and a half after Fitch downgraded Portugal’s credit rating from “AA” to “AA-”. On September 30, 2010, Moody’s downgraded the rating of Spain’s sovereign debt from Aaa to Aa1 with a stable outlook, and justified it in weak growth prospects which imply that the rebalance of the Spanish economy could take several years. Specifically, our exposure to the Spanish (AA), Portuguese (AA-) and Greek (BB+) public sector as of June 30, 2010 is €47.0, €4.2 and €0 billion, respectively.
In this environment, on May 10, 2010, the European Central Bank (“ECB”) announced the creation of a €750 billion fund to bail out countries in the Eurozone in debt trouble and to act in both government and corporate bond markets as a buyer of last resort.
Acquisition of AIG Bank Polska Spolka Akcyina
On June 8, 2010, Santander Consumer Bank S.A. (Poland) increased capital through the issuance of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc. who made a contribution of 11,177,088 shares of AIG Bank Polska S.A. representing a 99.92% of its share capital. The amount of the capital increase amounted to 452 million Poland slotys (€109 million approximately as of the date of the transaction).
The capital increase has diluted the Group’s share capital on Santander Consumer Bank S.A. (Poland) which is now of 70%.
Acquisition of 24.9% of Banco Santander Mexico
On June 9, 2010, we announced that Banco Santander had reached an agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of US$ 2,500 million. Following this transaction, our holding in Banco Santander Mexico will amount to 99.9%.
In 2003, Bank of America acquired this 24.9% stake from Santander for an amount of US$ 1,600 million.
The transaction was completed on September 23, 2010.

Agreement for the acquisition of RBS branches
On June 18, 2010, we announced that our affiliate Santander UK had submitted an offer in the tender process of approximately 300 branches of Royal Bank of Scotland that was taking place in the United Kingdom.
On August 4, 2010, we announced that our affiliate Santander UK had reached an agreement to acquire the parts of the banking businesses of the Royal Bank of Scotland Group (“RBS”) which are carried out through its RBS branches in England and Wales and its NatWest branches in Scotland. The consideration for the acquisition is of £1,650 million (€1,987 million approximately), subject to completion adjustments, which comprises £350 million (€421 million approximately) of goodwill.
The acquisition includes 311 RBS branches in England and Wales and 7 NatWest branches in Scotland, 40 SME banking centres, more than 400 relationship managers, 4 corporate banking centres and 3 private banking centres. The transaction affects 1.8 million retail customers, around 244,000 SME customers and around 1,200 midcorporate customers.
At the date of this report, the European Commission has already autorized the transaction.
Completion is expected at the end of 2011, subject to necessary approvals.
Acquisition of CityFinancial Auto auto loan portfolio to Citigroup
On June 24, 2010, we announced that we had reached an agreement with Citigroup Inc. (“Citi”) to purchase US$3.2 billion of CitiFinancial Auto’s auto loan portfolio. In addition, Santander and Citi have entered into an agreement under which Santander will service a portfolio of US$7.2 billion of auto loans that will be retained by Citi.
Santander will purchase the US$3.2 billion portion of the portfolio at a price equal to 99% of the value of the gross receivables.
The transaction closed on September 3, 2010.
Acquisition of the commercial banking business in Germany of Skandinaviska Enskilda Banken
On July 12, 2010, we announced that we had reached an agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by its affiliate Santander Consumer Bank AG of SEB’s commercial banking business in Germany for an amount of approximately €555 million. The acquisition will have an impact of about 10 basis points on Santander’s core capital ratio.
Following the acquisition of SEB’s commercial banking business in Germany, which includes 173 branches and serves one million customers, the number of branches of Santander Consumer Bank’s network in Germany will be almost doubled.
It is anticipated that the transaction will be concluded in 2011, once the appropriate regulatory approvals have been obtained.
Tender offer for Santander Bancorp shares
On July 23, 2010, we announced the completion of the tender offer by our wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), for all outstanding shares of common stock of Santander BanCorp (NYSE: SBP) not owned by ABLASA at US$12.69 per share.
As previously announced, the offer expired at 12:00 midnight, New York City time, on July 22, 2010. Based on information provided by BNY Mellon Shareowner Services, the depositary for the tender offer, 3,644,906 Santander BanCorp shares were validly tendered and not withdrawn. The tendered shares represented approximately 7.8% of Santander BanCorp’s outstanding shares of common stock. Together with the 90.6% of the outstanding shares already held by ABLASA, ABLASA held a total of approximately 45,886,244 shares or 98.4% of the 46,639,104 Santander BanCorp shares outstanding after the expiration of the tender offer. All Santander BanCorp shares that were validly tendered and not withdrawn immediately prior to the expiration of the tender offer were accepted and purchased by ABLASA.

ABLASA acquired the remaining publicly held shares of Santander BanCorp through a short-form merger under Puerto Rico law on July 29, 2010. As a result of the merger, any remaining shares of Santander BanCorp common stock were cancelled pursuant to the merger in consideration for the same offer price of US$12.69 cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Santander BanCorp common stock for which appraisal rights were validly exercised under Puerto Rico law). Upon completion of the merger, Santander BanCorp became a wholly owned subsidiary of Banco Santander, its shares ceased to be traded on the New York Stock Exchange, and Santander BanCorp was no longer required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.
Acquisition of auto loan portfolio in the USA from HSBC
On August 27, 2010, we purchased HSBC a US$ 4.3 billion auto loan portfolio in the USA, for a total consideration of approximately US$ 4 billion. The portfolio amount represents the carrying amount of the loans at June 30, 2010, and the purchase price is subject to final adjustments.
Santander Consumer USA is already servicing the auto loan portfolio to be acquired.
The transaction will only require US$ 342 million financing from Grupo Santander, since it carries financing from a third party as well as assumptions of existing securitizations pertaining to part of the portfolio.
Acquisition of the Polish institution Bank Zachodni WBK
On September 10, 2010, we announced that we had reached an agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately €2.938 billion in cash. The purchase of BZ WBK will be implemented by means of a tender offer for 100% of the capital, in which AIB will necessarily tender its stake. Additionally, Santander will acquire AIB’s 50% stake in the company BZ WBK Asset Management, for €150 million in cash.
It is envisaged that the transaction will be completed in 2011, once the necessary regulatory authorizations and the approval of the general shareholders’ meeting of AIB have been obtained.
Agreement with Qatar Holding by which the latter will subscribe a bond issue
On October 18, 2010, Banco Santander announced that it had reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to US$2,719 billion, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander.
This transaction represents 5% of the share capital of Banco Santander Brasil.
The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be BRL 23.75 per share and the bonds will pay an annual coupon of 6.75% in US$.
This investment represents the incorporation of Qatar Holdings as strategic partner of Grupo Santander in Brazil and in the rest of Latin America.
The transaction allows Banco Santander to advance in its commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014. The transaction is subject to the appropriate documentation customary in this type of issuances.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during the first six months of 2010:

		(b)		(d) Maximum number (or
		Average	(c) Total number of shares	approximate dollar value)
		price paid	(or units) purchased as	of shares (or units) that may
	(a) Total number of shares (or	per share	part of publicly announced	yet be purchased under the
2010	units) purchased	(or unit)	plans or programs	plans or programs
January	103,421,817	10.72	—	—
February	100,233,852	9.69	—	—
March	27,491,992	9.61	—	—
April	108,950,854	9.14	—	—
May	99,873,110	8.69	—	—
June	22,295,623	7.64	—	—
Total	867,987,247
During the first six months of 2010, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer
Date: October 19, 2010

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2010	December 31, 2009

ASSETS

CASH AND BALANCES WITH CENTRAL BANKS		61,056,113	34,889,413

FINANCIAL ASSETS HELD FOR TRADING	5	162,540,098	135,054,321

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	34,028,715	37,813,669

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	85,907,634	86,620,503

LOANS AND RECEIVABLES	5	787,512,179	736,746,371

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,995,690	1,419,841

HEDGING DERIVATIVES		9,307,455	7,833,850

NON-CURRENT ASSETS HELD FOR SALE	6	5,716,062	5,789,189

INVESTMENTS:		200,060	164,473
Associates		200,060	164,473
Jointly controlled entities		—	—

INSURANCE CONTRACTS LINKED TO PENSIONS		2,718,279	2,356,151

REINSURANCE ASSETS		488,773	416,822

TANGIBLE ASSETS:	7	9,802,434	8,995,735
Property, plant and equipment		8,537,723	7,904,819
Investment property		1,264,711	1,090,916

INTANGIBLE ASSETS:	8	28,379,809	25,643,414
Goodwill		25,344,756	22,865,056
Other intangible assets		3,035,053	2,778,358

TAX ASSETS:		22,823,464	20,654,815
Current		4,941,312	4,827,554
Deferred		17,882,152	15,827,261

OTHER ASSETS		7,547,737	6,130,891

TOTAL ASSETS		1,220,024,502	1,110,529,458

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING	9	139,090,592	115,516,474

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	37,922,377	42,371,301

FINANCIAL LIABILITIES AT AMORTIZED COST	9	911,635,669	823,402,745

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,200,876	806,418

HEDGING DERIVATIVES		8,662,092	5,191,077

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		98,638	293,512

LIABILITIES UNDER INSURANCE CONTRACTS		10,002,138	16,916,446

PROVISIONS	10	16,942,012	17,532,739

TAX LIABILITIES:		8,298,244	7,003,945
Current		4,075,743	3,337,444
Deferred		4,222,501	3,666,501

OTHER LIABILITIES		7,753,711	7,624,159

TOTAL LIABILITIES		1,141,606,349	1,036,658,816

SHAREHOLDERS’ EQUITY:	11	73,034,266	71,831,688
Share capital		4,114,413	4,114,413
Share premium		29,305,257	29,305,257
Reserves		29,173,565	24,607,287
Other equity instruments		7,264,841	7,188,465
Less: Treasury shares		(156,342)	(29,755)
Profit for the period attributable to the Parent		4,445,349	8,942,538
Less: Dividends and remuneration	3	(1,112,817)	(2,296,517)

VALUATION ADJUSTMENTS:	11	(749,236)	(3,165,104)
Available-for-sale financial assets		(601,693)	645,345
Cash flow hedges		(598,573)	(255,498)
Hedges of net investments in foreign operations		(2,928,052)	296,686
Exchange differences		3,378,060	(3,851,826)
Non-current assets held for sale		—	189
Entities accounted for using the equity method		—	—

Other valuation adjustments		1,022	—

EQUITY ATTRIBUTABLE TO THE PARENT		72,285,030	68,666,584

NON-CONTROLLING INTERESTS	11	6,133,123	5,204,058
Valuation adjustments		681,539	45,228
Other		5,451,584	5,158,830

EQUITY		78,418,153	73,870,642

TOTAL LIABILITIES AND EQUITY		1,220,024,502	1,110,529,458

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		62,132,453	59,256,076
CONTINGENT COMMITMENTS		195,221,676	163,530,756
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated balance sheet at June 30, 2010.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 (NOTES 1 TO 3)
(Thousands of Euros)

		(Debit) Credit
	Note	June 30, 2010	June 30, 2009

INTEREST AND SIMILAR INCOME	12	25,223,027	27,794,494
INTEREST EXPENSE AND SIMILAR CHARGES		(10,723,562)	(15,138,588)
NET INTEREST INCOME		14,499,465	12,655,906
INCOME FROM EQUITY INSTRUMENTS	12	191,064	240,672
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		7,971	(2,932)
FEE AND COMMISSION INCOME	12	5,663,545	5,341,223
FEE AND COMMISSION EXPENSE		(854,651)	(803,331)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	1,193,862	2,385,192
EXCHANGE DIFFERENCES (net)		96,810	(282,973)
OTHER OPERATING INCOME	12	3,607,469	3,545,250
OTHER OPERATING EXPENSES		(3,532,005)	(3,448,792)
GROSS INCOME		20,873,530	19,630,215
ADMINISTRATIVE EXPENSES		(7,882,237)	(7,268,872)
Staff costs		(4,499,910)	(4,164,703)
Other general administrative expenses		(3,382,327)	(3,104,169)
DEPRECIATION AND AMORTIZATION CHARGE		(928,414)	(784,726)
PROVISIONS (net)		(752,369)	(661,625)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(5,000,515)	(4,860,673)
PROFIT FROM OPERATIONS		6,309,995	6,054,319
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(96,802)	(32,698)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		167,580	16,219
NEGATIVE GOODWILL ON BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS		(49,726)	(124,855)
PROFIT BEFORE TAX		6,331,047	5,912,985
INCOME TAX		(1,414,547)	(1,242,511)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,916,500	4,670,474
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (net)		(13,030)	60,645
CONSOLIDATED PROFIT FOR THE PERIOD		4,903,470	4,731,119
Profit attributable to the Parent		4,445,349	4,519,003
Profit attributable to non-controlling interests		458,121	212,116

EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.5126	0.5318
Diluted earnings per share (euros)	3	0.5095	0.5291

From continuing operations:
Basic earnings per share (euros)	3	0.5141	0.5251
Diluted earnings per share (euros)	3	0.5110	0.5224
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2010.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2010	June 30, 2009

CONSOLIDATED PROFIT FOR THE PERIOD		4,903,470	4,731,119

OTHER RECOGNIZED INCOME AND EXPENSE:		3,052,179	4,018,157
Available-for-sale financial assets:		(1,728,327)	996,422
Revaluation gains/(losses)	5	(1,491,931)	1,564,557
Amounts transferred to income statement		(236,396)	(466,096)
Other reclassifications		—	(102,039)
Cash flow hedges:		(352,955)	(223,982)
Revaluation gains/(losses)		(400,010)	(228,981)
Amounts transferred to income statement		47,055	51,362
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	(46,363)
Hedges of net investments in foreign operations:	11	(3,224,738)	(1,219,494)
Revaluation gains/(losses)		(3,224,738)	(1,219,494)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:	11	7,830,663	4,695,829
Revaluation gains/(losses)		7,878,631	4,693,251
Amounts transferred to income statement		(47,968)	2,578
Other reclassifications		—	—
Non-current assets held for sale:		(48)	(40,790)
Revaluation gains/(losses)		(48)	(40,790)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/(losses) on pension plans		—	—
Entities accounted for using the equity method:		—	148,293
Revaluation gains/(losses)		—	(109)
Amounts transferred to income statement		—	—
Other reclassifications		—	148,402
Other recognized income and expense		1,461	—
Income tax		526,123	(338,121)

TOTAL RECOGNIZED INCOME AND EXPENSE		7,955,649	8,749,276

Attributable to the Parent		6,861,217	8,385,549
Attributable to non-controlling interests		1,094,432	363,727
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2010.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Non-Controlling
	Share Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests	Total Equity

Balance at December 31, 2009	4,114,413	51,616,027	7,188,465	(29,755)	8,942,538	(3,165,104)	5,204,058	73,870,642
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,114,413	51,616,027	7,188,465	(29,755)	8,942,538	(3,165,104)	5,204,058	73,870,642
Total recognized income and expense	—	—	—	—	4,445,349	2,415,868	1,094,432	7,955,649
Other changes in equity	—	5,749,978	76,376	(126,587)	(8,942,538)	—	(165,367)	(3,408,138)
Capital increases/(reductions)	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	76,689	—	—	—	—	76,689
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(2,938,185)	—	—	—	—	(178,046)	(3,116,231)
Transactions involving own equity instruments (net)	—	(7,682)	—	(126,587)	—	—	—	(134,269)
Transfers between equity items	—	8,942,538	—		(8,942,538)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	109,398	109,398
Equity-instrument-based payments	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	(246,693)	(313)	—	—	—	(96,719)	(343,725)
Balance at June 30, 2010	4,114,413	57,366,005	7,264,841	(156,342)	4,445,349	(749,236)	6,133,123	78,418,153
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2010.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Non-Controlling
	Share Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests	Total Equity

Balance at December 31, 2008	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Total recognized income and expense	—	—	—	—	4,519,003	3,866,546	363,727	8,749,276
Other changes in equity	80,773	6,825,212	59,880	100,899	(8,876,414)	—	(95,645)	(1,905,295)
Capital increases/(reductions)	80,773	1,169,340	—	—	—	—	—	1,250,113
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	79,013	—	—	—	—	79,013
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(3,221,810)	—	—	—	—	(92,474)	(3,314,284)
Transactions involving own equity instruments (net)	—	177,874	—	100,899	—	—	—	278,773
Transfers between equity items	—	8,895,547	(19,133)		(8,876,414)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	(195,739)	—	—	—	—	(3,171)	(198,910)
Balance at June 30, 2009	4,077,803	53,103,982	7,215,446	(320,299)	4,519,003	(4,433,150)	2,682,688	66,845,473
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2010.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2010	June 30, 2009

A. CASH FLOWS FROM OPERATING ACTIVITIES		27,445,309	(4,057,808)

Consolidated profit for the period		4,903,470	4,731,119
Adjustments made to obtain the cash flows from operating activities:		8,066,823	8,142,376
Depreciation and amortization charge		928,414	784,726
Other adjustments		7,138,409	7,357,650
Net increase/(decrease) in operating assets and liabilities:		15,332,655	(16,263,787)
Operating assets		(16,327,430)	(31,336,020)
Operating liabilities		31,660,085	15,072,233
Income tax recovered/(paid)		(857,639)	(667,516)

B. CASH FLOWS FROM INVESTING ACTIVITIES		173,229	3,190,627

Payments:		(1,344,399)	(2,077,476)
Tangible assets	7	(1,161,043)	(995,628)
Intangible assets		(181,380)	(1,065,078)
Investments		(1,976)	(16,770)
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		1,517,628	5,268,103
Tangible assets	7	446,171	489,608
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities	6	1,071,457	4,778,495
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(6,267,350)	(889,078)

Payments:		(10,511,340)	(10,498,805)
Dividends	3	(2,837,020)	(3,101,685)
Subordinated liabilities		(3,174,751)	(1,487,208)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	11	(4,378,259)	(5,615,195)
Other payments related to financing activities		(121,310)	(294,717)
Proceeds:		4,243,990	9,609,727
Subordinated liabilities		—	3,715,784
Issuance of own equity instruments		—	—
Disposal of own equity instruments	11	4,243,990	5,893,943
Other proceeds related to financing activities		—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		4,815,512	2,308,979

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		26,166,700	552,720

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		34,889,413	45,781,345

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		61,056,113	46,334,065

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		4,899,361	4,154,605
Cash equivalents at central banks		56,156,752	42,179,460
Other financial assets		—	—
Less- Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		61,056,113	46,334,065

The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2010.

Banco Santander, S.A
and Companies
composing the Santander Group
Explanatory notes to the half-yearly unaudited condensed consolidated financial statements for the six-month period ended June 30, 2010
1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (the Bank or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (the Group or Santander Group).

The Group’s interim condensed consolidated financial statements for the six-month period ended June 30, 2010 (half-yearly financial statements) were prepared and signed by the Group’s directors at the board meeting held on July 26, 2010. The Group’s consolidated financial statements for 2009 were approved by the shareholders at the Bank’s annual general meeting on June 11, 2010.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2009 were formally prepared by the Bank’s directors (at the board meeting on March 22, 2010) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2009 and the consolidated results of its operations, the consolidated recognized income and expense and the consolidated cash flows in 2009. The aforementioned basis of consolidation, accounting policies and measurement bases were in conformity with the IFRSs approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforesaid half-yearly financial statements will be included in the half-yearly financial report for the first half of 2010 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these half-yearly financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2009.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2009, taking into account the standards and interpretations that came into force in the first half of 2010. In this connection it should be noted that:

•	The following standards and interpretations came into force and were adopted by the European Union in the first half of 2010:

•
Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: these standards introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained, recognizing in equity the transactions with non-controlling interests while control is retained; and there is an option to measure at fair value the non-controlling interests in the acquiree, as opposed to the single current treatment of measuring them at the proportionate share of the fair value of the net assets acquired. In the period from January 1 to June 30, 2010, no business combination took place with respect to which the application of the aforementioned amendments to IFRS 3 and IAS 27 had a significant effect on these half-yearly financial statements.

•
Amendment to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

•
Amendments to IFRS 2 Share-based Payment: these amendments relate to the accounting for share-based payment transactions among group entities. The main change is that the amendments supersede IFRIC 8 and IFRIC 11 and, accordingly, these interpretations will be repeated since their content is included in the main body of the standard. It is clarified that an entity that receives services from employees or suppliers should account for the transaction even if another group entity settles the arrangement and irrespective of whether it is cash-settled or equity-settled.

•	IFRIC 12 Service Concession Arrangements: owing to the nature of this interpretation, its application does not affect the consolidated financial statements.

•
IFRIC 17 Distributions of Non-cash Assets to Owners: this interpretation addresses the accounting treatment of the distribution of non-cash assets to owners (dividends payable), although its scope does not include distributions of assets within a group or between entities under common control. The interpretation requires an entity to measure the dividend payable at the fair value of the assets to be distributed and to recognize any difference with respect to the carrying amount of the asset in profit or loss.

•
IFRIC 18 Transfers of Assets from Customers: this interpretation clarifies the requirements for agreements whereby an entity receives from customers items of property, plant and equipment (or cash for the construction of such items) that must be used to connect those customers to a network (e.g. electricity, gas or water supply).

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements.
•	Also, at the date of preparation of these half-yearly financial statements the following standards and interpretations with effective dates subsequent to June 30, 2010 were in force:
•
Amendment to IAS 32 Classification of Rights Issues (obligatory for years beginning on or after February 1, 2010): this amendment relates to the classification of foreign currency denominated rights issues (rights, options or warrants). Pursuant to this amendment, when these rights are to acquire a fixed number of shares in exchange for a fixed amount, they are equity instruments, irrespective of the currency in which this fixed amount is denominated and provided that other requirements of the standard are met.

•
Revision of IAS 24 Related Party Disclosures (obligatory for years beginning on or after January 1, 2011): the revised IAS 24 addresses related party disclosures in financial statements. There are two new basic features. Firstly it provides a partial exemption from certain disclosure requirements when the transactions are between state-controlled entities or government-related entities (or entities related to an equivalent government institution) and, secondly, it simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.

•
Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement (obligatory for years beginning on or after January 1, 2011): this amendment remedies the fact that in some circumstances entities could not recognize certain voluntary prepayments as an asset.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (obligatory for years beginning on or after July 1, 2010): this interpretation addresses the accounting by a debtor when all or part of a financial liability is extinguished through the issue of equity instruments to the creditor. The interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity instruments is in accordance with the original terms of the financial liability. When this interpretation is applicable, the equity instruments issued are measured at fair value at the date the financial liability is extinguished and any difference between this fair value and the carrying amount of the liability extinguished is recognized in profit or loss.

•
At the date of preparation of these half-yearly financial statements, the following standards and interpretations whose effective date of entry into force is after June 30, 2010 had not yet been adopted by the European Union:

•
It should be mentioned that the adoption of IFRS 9 Financial Instruments - Classification and Measurement (obligatory as from January 1, 2013): which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets, has been postponed by the European Union. IFRS 9 contains significant differences from the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analysis only for assets carried at amortized cost and non-separation of embedded derivatives in financial contracts.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2009 consolidated financial statements.

In the half-yearly financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets.
In the six-month period ended June 30, 2010 there were no significant changes in the estimates made at 2009 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters

i. Disputed corporate resolutions

A detailed description of the objections to certain corporate resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 is provided in Note 1.d. i) to the Group’s consolidated financial statements for the year ended December 31, 2009.

There were no material changes in this connection from the date of preparation of the Group’s consolidated financial statements for 2009 to that of these half-yearly financial statements.

The directors of the Bank and their legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.

ii. Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1.d. ii) to the Group’s consolidated financial statements for the year ended December 31, 2009.

There were no material changes in this connection from the date of preparation of the Group’s consolidated financial statements for 2009 to the date of preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2009 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2009 to the date of preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2009 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2010.

To interpret the changes in the balances with respect to December 2009 it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group due to its geographical diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2009) and the appreciation of all currencies against the euro in the first six months of 2010, which with respect to the closing exchange rates, was as follows: Mexican peso (20%), US dollar (17%), Brazilian real (14%), pound sterling (9%) and Chilean peso (9%).

g)	Seasonality of the Group’s transactions

In view of the business activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2010.

h)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the half-yearly financial statements.

i)	Events after the interim reporting period

From July 1, 2010 to the date of preparation of these financial statements for the first half of 2010, the following significant events took place at Santander Group:
•
On July 12 it was announced that an agreement had been entered into with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by the German subsidiary Santander Consumer Bank AG of SEB’s commercial banking business in Germany for approximately €555 million. As a result of the purchase of SEB’s commercial banking business in Germany, which includes 173 branches and offers services to one million customers, the number of branches of Santander Consumer Bank’s network in Germany will almost double. The transaction is expected to be completed in 2011 once the relevant regulatory approvals have been obtained.

•
The bid launched by Administración de Bancos Latinoamericanos Santander, S.L. (Ablasa), a wholly-owned subsidiary of Santander, for the portion of the share capital of Santander BanCorp (Puerto Rico) that it did not already control ended on July 22, 2010. Shareholders owning 7.8% of the shares accepted the offer and, as a result, following this transaction Ablasa now holds 98.4% of the shares of Santander BanCorp.

Ablasa plans to acquire the remaining shares through a transaction to be performed in Puerto Rico on or around July 29, 2010, known as a short-form merger, whereby the shares owned by the shareholders who did not accept the bid will be redeemed and these shareholders will receive in exchange the same cash amount as was paid in the bid (US$ 12.69 per share), without interest and after the deduction of any applicable tax withholding. If any of the shareholders who did not accept the bid should validly exercise their right under the law of Puerto Rico to request a court appraisal, they will also have their shares redeemed but will receive in exchange the price determined by the judge.

The total estimated amount, including the aforementioned transaction, is approximately US$ 56 million.

On completion of the short-form merger, Santander BanCorp will be a wholly-owned subsidiary of Banco Santander, its shares will be delisted from the New York and Latibex stock exchanges and it will no longer be required to file certain periodic information with the US Securities and Exchange Commission.

•
On August 4, 2010, we announced that our affiliate Santander UK had reached an agreement to acquire the parts of the banking businesses of the Royal Bank of Scotland Group (“RBS”) which are carried out through its RBS branches in England and Wales and its NatWest branches in Scotland. The consideration for the acquisition is of £1,650 million (€1,987 million approximately), subject to completion adjustments, which comprises £350 million (€421 million approximately) of goodwill.

The acquisition includes 311 RBS branches in England and Wales and 7 NatWest branches in Scotland, 40 SME banking centers, more than 400 relationship managers, 4 corporate banking centers and 3 private banking centers. The transaction affects 1.8 million retail customers, around 244,000 SME customers and around 1,200 midcorporate customers.

Upon completion, the acquisition will have an estimated impact of 40 basis points on the core capital of the Group. It is foreseen that the deal will be EPS accretive from the first year and result in a return on investment of approximately 15% by the end of year three.

Completion is expected at the end of 2011 or the beginning of 2012 and is subject to necessary approvals.

•
On August 27, 2010, we announced that we had reached an agreement with HSBC to purchase a US$ 4.3 billion auto loan portfolio in the USA, for a total consideration of approximately US$ 4 billion. The portfolio amount represents the carrying amount of the loans at June 30, 2010, and the purchase price is subject to final adjustments.

Santander Consumer USA is already servicing the auto loan portfolio to be acquired.

The transaction will only require US$ 342 million financing from Grupo Santander, since it carries financing from a third party as well as assumptions of existing securitizations pertaining to part of the portfolio.

•
On September 10, 2010, we announced that we had reached an agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately 2.938 billion euros in cash. The purchase of BZ WBK will be implemented by means of a tender offer for 100% of the capital, in which AIB will necessarily tender its stake. Additionally, Santander will acquire AIB’s 50% stake in the company BZ WBK Asset Management, for €150 million in cash.

The acquisition of the stakes held by AIB in BZ WBK and BZ WBK Asset Management will generate goodwill of approximately €2.0 billion for Santander and will have an estimated impact on the Group’s core capital of approximately 40 basis points. It is estimated that the transaction will have a positive impact on earnings per share from the first year, and that the return on investment will be around 11% at the end of the third year.

It is envisaged that the transaction will be completed in 2011, once the necessary regulatory authorizations and the approval of the general shareholders’ meeting of AIB have been obtained.
j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:
•
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
2.	Santander Group
Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2009 provide relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.
Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2009, 2008 and 2007.
The table below provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2010:
BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

Cost (net) of the combination (a) + (b)
(thousands of euros)
Amount (net) paid
in acquisition + other
		Effective	costs directly	Fair value of equity		% of total voting
Name of entity (or line of business)		transaction date	attributable to	instruments issued for	% of voting power	power at entity
acquired or merged	Category	(d/m/y)	combination (a)	acquisition of entity	acquired	after acquisition
AIG Bank Polska Spólka Akcyjna	Acquisition	08/06/10	109,398	—	75.00%	75.00%
DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN
ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)

		Effective	% of voting power
Name of entity (or line of business) disposed of,		transaction date	disposed of or	% of total voting power	Gain/(loss)
spun off or derecognised	Category	(d/m/y)	derecognised	at entity after disposal	(thousands of euros)
BSN — Banco Santander de Negocios Portugal, S.A.	Merger	03/05/10	100.00%	0.00%	—
James Hay Administration Company Limited	Sale	10/03/10	100.00%	0.00%	—
James Hay Insurance Company Limited	Sale	10/03/10	100.00%	0.00%	23,564
Internacional Compañía de Seguros de Vida S.A.	Sale	08/03/10	59.22%	0.00%	(10,376)
Acquisition of AIG Bank Polska Spolka Akcyjna
On June 8, 2010, Santander Consumer Bank S.A. (Poland) increased capital by issuing 1,560,000 new shares, which were subscribed in full by AIG Consumer Finance Group Inc. through the non-monetary contribution of 11,177,088 shares of AIG Bank Polska S.A., representing 99.92% of its share capital. The capital increase amounted to PLN 452 million (approximately €109 million at the transaction date).
This capital increase resulted in a dilution of the Group’s ownership interest in Santander Consumer Bank, S.A. (Poland), which now stands at 70% of the share capital.

Other transactions in progress
Following is a description of certain transactions that were in progress at the date of preparation of these half-yearly financial statements:
• In June 2010 the Bank entered into an agreement with Bank of America for the acquisition of the 24.9% ownership interest that the latter owned in Grupo Financiero Santander (Banco Santander México) for US$ 2,500 million. Following the transaction, Santander’s ownership interest in Banco Santander México will be 99.9%. The transaction is subject to regulatory approval and is expected to be completed in the third quarter of 2010.
• On June 18, 2010, the Bank announced that its subsidiary Santander UK submitted a bid in the auction of approximately 300 branches of Royal Bank of Scotland in the United Kingdom. At the date of these half-yearly financial statements it was not possible to determine when the award process would be completed.
• The Group entered into an agreement with Citigroup Inc. (Citi) to acquire a vehicle financing portfolio of CitiFinancial in the United States, with a nominal amount of US$ 3,200 million, for a price equal to 99% of the gross amount of the portfolio. Santander and Citi have also reached an agreement whereby the Group will manage the collection service of a vehicle financing portfolio retained by Citi amounting to approximately €7,200 million. The transaction is subject to regulatory approval and fulfillment of other habitual requirements and it is expected to be completed at the end of the third quarter of 2010.
3.	Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank

The dividends paid by the Bank in the first six months of 2010 and 2009 were as follows:

	First half of 2010			First half of 2009
			Amount			Amount
	% of par	Euros per	(thousands of	% of par	Euros per	(thousands of
	value	share	euros)	value	share	euros)

Ordinary shares	69.0%	0.34477	2,837,020	76.1%	0.38031	3,101,684
Other shares (non-voting, redeemable, etc.)				—	—	—

Total dividends paid	69.0%	0.34477	2,837,020	76.1%	0.38031	3,101,684

Dividends paid out of profit	69.0%	0.34477	2,837,020	76.1%	0.38031	3,101,684
Dividends paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—
•	On February 1 and May 1, 2010, dividends amounting to €1,011,652 thousand and €1,825,368 thousand, respectively, were paid out of 2009 profit.

•
In addition to the dividends paid out of profit detailed in the table above, €121 million were paid with a charge to reserves in the first half of 2010 (first half of 2009: €240 million), relating to interest on the securities mandatorily convertible into newly-issued ordinary shares of the Bank (Valores Santander — see Note 11). This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

•
From August 1, 2010 the first interim dividend out of 2010 profit will be paid, amounting to €0.135234 per share, the same amount as that paid in August 2009. Since this dividend has already been declared, it is presented at June 30, 2010 as a reduction in the Group’s equity under Shareholders’ equity — Dividends and remuneration.

•
At the general meeting of June 2010, following the magnificent response to the Santander Dividendo Elección remuneration scheme, it was resolved to once again offer shareholders in November 2010 the option to receive an amount equal to the second interim dividend for the year in cash or in new shares. Furthermore, depending on the level of demand and the market conditions, this option could also be offered on the customary date for payment of the third interim dividend, in February 2011. The first and fourth dividends will be paid in cash.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit or loss attributable to the Group by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/06/10	30/06/09

Net profit attributable to the Parent (thousands of euros)	4,445,349	4,519,003
Of which:
Profit/(loss) from discontinued operations (thousands of euros)	(13,030)	56,898
Profit from continuing operations (thousands of euros)	4,458,379	4,462,105

Weighted average number of shares outstanding	8,193,346,300	8,018,375,381
Assumed conversion of convertible debt	478,211,254	478,468,900

Adjusted number of shares	8,671,557,554	8,496,844,281

Basic earnings per share (euros)	0.5126	0.5318

Of which: from discontinued operations (euros)	(0.0015)	0.0067

from continuing operations (euros)	0.5141	0.5251

ii. Diluted earnings per share
For the purpose of calculating diluted earnings per share, the amount of profit or loss attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30/06/10	30/06/09

Net profit attributable to the Parent (thousands of euros)	4,445,349	4,519,003
Dilutive effect of changes in profit for the period arising from the potential conversion of ordinary shares	—	—

Profit attributable to the Parent (thousands of euros)	4,445,349	4,519,003

Of which:
Profit/(loss) from discontinued operations (thousands of euros)	(13,030)	56,898

Profit from continuing operations (thousands of euros)	4,458,379	4,462,105

Weighted average number of shares outstanding	8,193,346,300	8,018,375,381
Dilutive effect of:
Assumed conversion of convertible debt	478,211,254	478,468,900
Options/ receipt of shares	53,341,013	44,433,896

Adjusted number of shares	8,724,898,567	8,541,278,177

Diluted earnings per share (euros)	0.5095	0.5291

Of which: from discontinued operations (euros)	(0.0015)	0.0067

from continuing operations (euros)	0.5110	0.5224

4.	Remuneration and other benefits of the Bank’s directors and senior managers
Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2009 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2009, 2008 and 2007.
The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2010 and 2009 are summarized as follows:
Remuneration of directors (1)

	Thousands of euros
	30/06/10	30/06/09

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	5,245	5,180
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	714	686
By-law stipulated annual directors’ emoluments	—	—
Transactions involving shares and/or other financial instruments	—	—
Other (except insurance premiums)	794	750

	6,753	6,616

(1)	The notes to the annual consolidated financial statements for 2010 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	30/06/10	30/06/09

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	8,188	1,112
Pension funds and plans: contributions	751	734
Pension funds and plans: obligations assumed	290,204	284,529
Life insurance premiums	1,027	944
Guarantees provided for directors	5	11
Also, for their membership of Group company boards of directors, Lord Burns received €299 thousand from Santander UK in the first half of 2010 (first half of 2009: €291 thousand), Mr. Rodrigo Echenique did not receive any amount in the first half of 2010 (first half of 2009: €18 thousand from Banco Banif, S.A.) and Mr. Matías Rodríguez Inciarte received €14 thousand from U.C.I., S.A. (first half of 2009: €28 thousand).
Remuneration of senior managers (1)

	Thousands of euros
	30/06/10	30/06/09

Senior management:
Total remuneration of senior management	14,509	15,378

(1)
The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.

The annual variable remuneration (or bonus) for 2009 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2010 profit or loss, which will be approved by the board of directors at year-end, will be disclosed in the notes to the financial statements for 2010.

5.	Financial assets
a)	Breakdown
The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2010 and December 31, 2009 is as follows:

	Thousands of euros
	30/06/10
		Other financial
	Financial	assets at fair	Available-for-		Held-to-
	assets held for	value through	sale financial	Loans and	maturity
	trading	profit or loss	assets	receivables	investments

Loans and advances to credit institutions	3,894,602	10,690,238	—	61,514,472	—
Loans and advances to customers	1,061,211	12,201,218	—	714,619,350	—
Debt instruments	65,520,750	4,057,619	78,360,302	11,378,357	—
Equity instruments	6,706,973	7,079,640	7,547,332	—	—
Trading derivatives	85,356,562	—	—	—	—

	162,540,098	34,028,715	85,907,634	787,512,179	—

	Thousands of euros
	31/12/09
		Other financial
	Financial	assets at fair	Available-for-		Held-to-
	assets held	value through	sale financial	Loans and	maturity
	for trading	profit or loss	assets	receivables	investments

Loans and advances to credit institutions	5,952,956	16,242,609	—	57,641,042	—
Loans and advances to customers	10,076,412	8,328,516	—	664,145,998	—
Debt instruments	49,920,518	7,365,213	79,289,337	14,959,331	—
Equity instruments	9,248,022	5,877,331	7,331,166	—	—
Trading derivatives	59,856,413	—	—	—	—

	135,054,321	37,813,669	86,620,503	736,746,371	—

Trading derivatives
The increase in the balance of Trading derivatives relates mainly to the effect of the foreign exchange rate changes in the first half of 2010, the increase in the value of the interest rate derivatives due to the long-term shift in the Libor and Euribor curves and a certain increase in the volumes of transactions with customers. Since the Group hedges its interest rate risk for accounting purposes, there is a symmetrical effect in the liability item Trading derivatives (see Note 9.a).
Available-for-sale financial assets
It should also be noted that in April 2010 the Bank entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by the Group in Companhia Brasileira de Soluções e Serviços-CBSS (15.33% of the share capital) and Cielo S.A. – formerly Visanet – (7.20% of the share capital). The total agreed-upon sale price is BRL 200 million (approximately €85.3 million) for the 15.33% of CBSS and BRL 1,464 million (approximately €624.3 million) for the 7.20% of Cielo, which would give rise to a gain of approximately €233 million. These transactions were completed in July 2010.
b)	Valuation adjustments for impairment of financial assets
b.1) Available-for-sale financial assets
As indicated in Note 2 to the consolidated financial statements for the year ended December 31, 2009, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the consolidated income statement. However, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under Valuation adjustments — Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments — Exchange differences (exchange differences arising on monetary financial assets are recognized in Exchange differences in the consolidated income statement).

Items charged or credited to Valuation adjustments — Available-for-sale financial assets and Valuation adjustments — Exchange differences remain in the Group’s consolidated equity until the related assets are derecognised, whereupon they are taken to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments — Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
At June 30, 2010, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of €56,715 thousand to the income statement (a net charge of €183,439 thousand at June 30, 2009). Accordingly, there were no significant differences at that date that could be considered to be due to permanent impairment and, therefore, the impairment allowances amounted to only €233 million at June 30, 2010 (December 31, 2009: €167 million). Consequently, most of the changes in value of these assets are presented in equity under Valuation adjustments – Available-for-sale financial assets and Valuation adjustments – Exchange differences. The changes in valuation adjustments in the six-month period are recognized in the consolidated statement of recognized income and expense.
b.2) Loans and receivables
The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the first six months of 2010 and 2009 were as follows:

	Thousands of euros
	30/06/10	30/06/09

Balance at beginning of period	17,898,632	12,719,624
Impairment losses charged to income	5,475,740	5,120,914
Of which:
Individually assessed	7,134,630	6,512,212
Collectively assessed	1,011,824	762,758
Impairment losses reversed with a credit to income	(2,670,714)	(2,154,056)

Inclusion of entities in the Group in the period	142,588	1,335,409
Write-off of impaired balances against recorded impairment allowance	(5,768,443)	(4,220,957)
Exchange differences and other changes	1,345,122	463,152
Transfers between allowances	(196,005)	(28,142)

Balance at end of period	18,897,634	15,390,000

Of which:
By method of assessment:
Individually assessed	13,035,730	9,840,274
Of which, arising from country risk	46,056	446,350
Collectively assessed	5,861,904	5,549,726
Preciously written-off assets recovered in the first six months of 2010 and 2009 amounted to €531,940 thousand and €443,680 thousand, respectively. Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to €4,943,800 thousand and €4,677,234 thousand, respectively, in the first half of 2010 and 2009. If the impairment losses on available-for-sale financial assets (see Note 5.b.1) are added to these amounts, total impairment losses on financial assets amounted to €5,000,515 thousand and €4,860,673 thousand for the periods ended June 30, 2010 and 2009, respectively.

c)	Impaired assets
The detail of the changes in the first six months of 2010 and 2009 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	30/06/10	30/06/09

Balance at beginning of period	24,072	14,121
Net additions	6,781	10,262
Changes in the scope of consolidation (Note 2)	—	1,106
Written-off assets	(5,768)	(4,221)
Exchange differences and other	1,702	382

Balance at end of period	26,787	21,650

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.
6.	Non-current assets held for sale
The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2010 and December 31, 2009 is as follows:

	Thousands of euros
	30/06/10	31/12/09

Equity instruments	—	4,014

Other
Tangible assets	5,321,143	5,110,723
Of which:
Foreclosed assets	2,500,925	2,002,501
Other tangible assets held for sale (*)	2,820,218	3,108,222
Other assets	394,919	674,452

	5,716,062	5,789,189

(*)	Includes land and buildings acquired from borrowers in payment of their debts amounting to €2,724 million (December 31, 2009: €2,936 million).
At June 30, 2010, the allowance covering the value of the foreclosed assets and the assets acquired (other tangible assets held for sale) totalled €2,216 million, which represents a coverage of approximately 30% of the gross value of the portfolio (€2,081 million and 30% coverage at December 31, 2009).
In the first half of 2010 sales of non-current assets held for sale amounted to approximately €1,071 million. These sales did not give rise to any material gain or loss for the Group.
7.	Tangible assets
a)	Changes in the period
In the first six months of 2010 and 2009 tangible asset items were acquired for €1,161,043 thousand and €995,628 thousand, respectively. Also, in the first six months of 2010 and 2009 tangible asset items were disposed of with a carrying amount of €322,603 thousand and €489,608 thousand, respectively, giving rise to a net gain of €123,568 thousand in the first half of 2010 and to a net loss of €11,088 thousand in the same period in 2009.

b)	Impairment losses
There were no significant impairment losses on tangible assets in the first six months of 2010 and 2009.
c)	Property, plant and equipment purchase commitments
At June 30, 2010 and 2009, the Group did not have any significant commitments to purchase property, plant and equipment items.
8.	Intangible assets
a)	Goodwill
The detail of Goodwill, based on the companies giving rise thereto, is as follows:

	Thousands of euros
	30/06/10	31/12/09

Santander Brasil	8,792,938	7,706,449
Santander UK Group (United Kingdom) (*)	8,687,223	7,996,138
Totta Group (Portugal)	1,640,746	1,640,746
Santander Holding USA, Inc (formerly Sovereign Bancorp)	1,673,380	1,425,382
Santander Consumer Bank AG (formerly CC Holding) (Germany)	1,017,618	877,626
Banco Santander Chile	747,116	683,063
Drive Group	569,934	493,237
Grupo Financiero Santander Serfin (Mexico)	515,211	423,102
Santander Cards UK Limited	403,135	365,137
Banco Español de Crédito, S.A.	369,155	369,155
Santander Consumer Bank AS (Norway)	134,093	129,351
Interbanco, S.A.	122,295	122,295
Finconsumo Banca S.p.A. (Italy)	105,921	105,921
GE Money Bank GmbH (Austria)	98,074	98,074
Other companies	467,917	429,380

	25,344,756	22,865,056

(*)	Including Alliance & Leicester
The changes in goodwill from December 31, 2009 to June 30, 2010 relate mainly to exchange differences which, pursuant to current regulations, were recognized with a credit to Valuation adjustments – Exchange differences in equity through the consolidated statement of recognized income and expense.
At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation including bankarisation, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, in the first six months of 2010 there were no impairment losses which required recognition.
b)	Other intangible assets
In the first half of 2010 there were no significant impairment losses with respect to items classified as Other intangible assets.
9.	Financial liabilities
a)	Breakdown
The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than Hedging derivatives, at June 30, 2010 and December 31, 2009 is as follows:

	Thousands of euros
	30/06/10			31/12/09
		Other			Other
		financial			financial
		liabilities at	Financial		liabilities at	Financial
	Financial	fair value	liabilities at	Financial	fair value	liabilities at
	liabilities held	through profit	amortized	liabilities held	through profit	amortized
	for trading	or loss	cost	for trading	or loss	cost

Deposits from central banks	5,883,631	804	21,815,840	2,985,488	10,103,147	22,345,110
Deposits from credit institutions	33,329,845	7,463,317	58,307,952	43,131,718	12,744,848	50,781,276
Customer deposits	4,081,191	23,691,371	567,527,249	4,658,372	14,636,466	487,681,399
Marketable debt securities	512,234	6,766,885	205,144,436	586,022	4,886,840	206,490,311
Trading derivatives	82,939,801	—	—	58,712,624	—	—
Subordinated liabilities	—	—	35,497,049	—	—	36,804,601
Short positions	11,823,908	—	—	5,139,730	—	—
Other financial liabilities	519,982	—	23,343,143	302,520	—	19,300,048

	139,090,592	37,922,377	911,635,669	115,516,474	42,371,301	823,402,745

Trading derivatives
See comments in Note 5.a.
Convertible issues
Except for those described in Note 34.a to the consolidated financial statements at December 31, 2009, there are no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares.
Santander UK has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander has two US$ 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

b)	Information on issuances, repurchases or redemptions of debt instruments
Following is the detail at June 30, 2010 and 2009 of the outstanding balance of the debt instruments issued by the Bank or any other Group entity at those dates and of the changes therein in the first six months of 2010 and 2009:

	Thousands of euros
	30/06/10
	Outstanding
	balance at				Outstanding
	beginning of		Repurchases	Exchange rate	balance at end
	period		or	and other	of period
	01/01/10	Issuances	redemptions	adjustments	30/06/10

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	186,594,460	34,840,901	(44,430,479)	331,352	177,336,234
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,571,767	28,502	(484,963)	(35,247)	1,080,059
Other debt instruments issued outside EU member states	60,601,547	55,818,137	(56,626,012)	9,710,639	69,504,311

	248,767,774	90,687,540	(101,541,454)	10,006,744	247,920,604

	Thousands of Euros
	30/06/09
	Outstanding
	balance at				Outstanding
	beginning of		Repurchases	Exchange rate	balance at end
	period		or	and other	of period
	01/01/09	Issuances	redemptions	adjustments	30/06/09

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	217,611,836	58,902,349	(69,141,758)	(1,261,552)	206,110,875
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,202,753	96,391	(1,477,884)	152,742	974,002
Other debt instruments issued outside EU member states	55,461,951	41,750,241	(55,235,573)	14,080,309	56,056,928

	275,276,540	100,748,981	(125,855,215)	12,971,499	263,141,805

At June 30, 2010 and 2009, there were no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares, except for the Valores Santander discussed in Note 11.b.
c)	Other issues guaranteed by the Group
At June 30, 2010 and 2009, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information of certain issuances, repurchases or redemptions of debt instruments
The main characteristics of the most significant issuances, repurchases or redemptions performed by the Group in the first six months of 2010, or guaranteed by the Bank or Group entities, are as follows:
The most significant issues and repayments in the first six months of 2010 were as follows:

Issuer data				Data on the transactions performed in the first half of 2010
								Amount of the
								issue,					Risks
			Credit					repurchase or	Balance				additional to
	Relationship		rating of the					redemption	outstanding			Type of	the guarantee
	with the		issuer or				Transaction	(millions of	(millions of		Market where	guarantee	that the Group
Name	Bank	Country	issue	Transaction	ISIN code	Type of security	date	euros)	euros) (a)	Interest rate	listed	provided	would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Issuance	US00279VCC72	Senior debt	20/01/10	1,373	1,373	0.63%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Issuance	XS0496065672	Mortgage-backed bond	18/03/10	1,000	1,000	2.50%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Issuance	XS0220989692	Mortgage-backed bond	26/04/10	250	250	3.38%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Issuance	XS0496065672	Mortgage-backed bond	01/06/10	300	300	2.50%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Issuance	XS0520785394	Mortgage-backed bond	30/06/10	750	750	3.13%	London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	Aaa / AAA	Issuance	ES0413440068	Mortgage-backed bond	07/04/10	200	200	3.50%	Spain	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	Ireland	Aa3 / AA / AA	Issuance	XS0478822496	Senior debt	13/01/10	1,000	1,000	3-m €+ 0.50%	Dublin	—	N/A
BANCO SANTANDER — CHILE	Subsidiary	Chile	Aa3 / A+	Issuance	US05965XAG43	Senior debt	20/04/10	371	371	1.56%	United States	—	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	AAA(mex)	Issuance	MX94BS030020	Senior debt	22/04/10	306	306	TIIE 28 +0.12%	Mexico	—	N/A
SANTANDER BANESPA CAYMAN	Subsidiary	Brazil	Baa2/BBB-/BBB	Issuance	US05966UAB08	Senior debt	06/04/10	371	371	4.60%	Luxembourg	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aaa / AAA / AAA	Issuance	PTCPPROE0027	Mortgage-backed bond	15/04/10	1,000	1,000	MS+0.85%	Lisbon	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Issuance	ES0413900202	Mortgage-backed bond	28/01/10	1,000	1,000	3.13%	Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Issuance	ES0413900210	Mortgage-backed bond	06/04/10	1,000	1,000	3.63%	Spain	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0477243843	Senior debt	18/01/10	2,000	2,000	3-m €+0.45%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0491856265	Senior debt	10/03/10	1,000	1,000	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0502921421	Senior debt	26/04/10	1,000	1,000	3-m EUR+0.55%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0520246686	Senior debt	30/06/10	632	632	3-m EUR+0.23%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 /AA / AA	Issuance	US808215AP54	Senior debt	19/01/10	348	348	2.49%	United States	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 /AA / AA	Issuance	US808215AQ38	Senior debt	19/01/10	696	696	3.72%	United States	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 /AA / AA	Issuance	US802815AR11	Senior debt	30/03/10	1,110	1,110	3-m US + 0.80%	United States	Banco Santander, S.A. guarantee	N/A

Issuer data				Data on the transactions performed in the first half of 2010
									Amount of the
									issue,					Risks
			Credit						repurchase or	Balance				additional to
	Relationship		rating of the						redemption	outstanding			Type of	the guarantee
	with the		issuer or					Transaction	(millions of	(millions of		Market where	guarantee	that the Group
Name	Bank	Country	issue	Transaction	ISIN code		Type of security	date	euros)	euros) (a)	Interest rate	listed	provided	would assume
ABBEY NATIONAL PLC	Subsidiary	United Kingdom	AA-	Repayment	US002920AC09		Subordinated debt	20/01/10	302	—	7.95%	London	—	N/A
ABBEY NATIONAL PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0217621050		Subordinated debt	21/04/10	461	—	3-m €+ 0.25%/3m-€+ 0.75%	N/A	—	N/A
ABBEY NATIONAL PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0217626521		Subordinated debt	20/04/10	225	—	5.25% / 3-m GB+0.75%	London	—	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0281718469		Senior debt	12/01/10	347	—	0.33%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0308098317		Senior debt	29/06/10	393	—	3-m GB + 0.02%	London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	Aaa / AAA	Repayment	ES0413440035		Mortgage-backed bond	12/05/10	1,500	—	4.00%	Spain	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	A1 / A / AA	Repayment	PTBSPNOM001		Senior debt	02/06/10	200	—	3-m EUR+ Step-up margin	Luxembourg	—	N/A
BANESTO BANCO EMISIONES, S.A.	Subsidiary	Spain	Aa3 / AA / AA	Repayment	ES0313540025		Senior debt	22/02/10	1,000	—	3-m €+0.10%	Spain	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0243462776		Senior debt	17/02/10	800	—	3.38%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0286706642		Senior debt	19/02/10	1,250	—	3-m EUR+0.08%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0210350509		Senior debt	25/01/10	1,000	—	3-m EUR+0.075%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0282593101		Senior debt	26/01/10	331	—	1-m CA+0.08%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0359776944		Senior debt	28/04/10	1,500	—	3-m EUR+ 0.75%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0361918484		Senior debt	21/05/10	755	—	3-m GB + 0.65%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0366134673		Senior debt	03/06/10	1,000	—	3-m €+0.53%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0372196229		Senior debt	30/06/10	1,250	—	6.01%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0432637493		Senior debt	17/06/10	500	—	2.10%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.	Subsidiary	Spain	Aa2 / AA- / AA-	Repayment	XS0261787898		Subordinated debt	20/01/10	331	—	5.375% - 3-m GB+0.86%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.	Subsidiary	Spain	Aa2 / AA- / AA-	Repayment	XS0327310669		Subordinated debt	20/01/10	757	—	6.5325% - 3-m GB + 1.40%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER HOLDINGS USA INC	Subsidiary	United States	Baa1 / A / AA-	Repayment	845905AX6	(b)	Senior debt	23/03/10	208	—	3-m US + 0.23%	N/A	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2010.

(b)	In this issue, the ISIN code field contains the CUSIP code.

10.	Provisions
a)	Breakdown

The detail of Provisions is as follows:

	Thousands of Euros
	30/06/10	31/12/09

Provisions for pensions and similar obligations	10,467,793	10,628,684
Provisions for taxes and other legal contingencies	3,693,809	3,283,339
Provisions for contingent liabilities and commitments:	976,940	641,620
Of which: country risk	20,392	18,418
Other provisions	1,803,470	2,979,096

Provisions	16,942,012	17,532,739

b)	Provisions for taxes and legal contingencies and other provisions

The balances of Provisions — Provisions for taxes and other legal contingencies and Provisions - Other provisions which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on the legal proceedings in progress.

c)	Legal proceedings
i. Tax-related proceedings
As of the date hereof, the main tax-related proceedings concerning the Group are as follows:
•
The Mandados de Segurança filed by Banco Santander Brasil, S.A. and other Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11727/2008.

•	The Mandados de Segurança filed by Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% in the period from 1994 to 1998.
•
The Mandados de Segurança filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the Mandado de Segurança was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007, a favorable decision was handed down by the court which was appealed by the Federal Union at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A., a favorable decision was obtained in March 2007, which was appealed by the Federal Union at the Regional Federal Court in September 2009 which partially accepted the appeal. Banco ABN AMRO Real, S.A. filed an appeal at the Federal Supreme Court.

•
Real Leasing, S.A., Arrendamiento Mercantil and Banco ABN AMRO Real, S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are also involved in administrative and legal proceedings against the tax authorities with respect to the subjection to Tax of certain items to social security contributions that are not considered remuneration for employment purposes.

•
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and social security debts established in Law 11941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to (i) the right to consider the social contribution tax on net income as deductible in the calculation of Brazilian legal entities income tax, (ii) the right to pay the Brazilian social contribution tax on net income at a rate of 8%, and (iii) the deductibility for income tax purposes of depreciation expenses in the same period as that in which lease income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance of the related court proceedings.

•
In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander Brasil, S.A. with respect to income taxes (IRPJ and CSL) related to 2002 to 2004. The tax authorities assert that Banco Santander Brasil, S.A. did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. Banco Santander Brasil, S.A. has filed an appeal against the infringement notice to the Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais). In June 2010, the Brazilian tax authorities issued an infringement notice on this same issue in relation to 2005 to 2007. Banco Santander Brasil, S.A. is going to lodge the related appeal for reconsideration against the above notices. The Group believes, in accordance with the advice of its external legal counsel, that the Brazilian tax authorities’ position is incorrect, that the grounds to contest this infringement notice are well-founded, and, accordingly, that the risk of loss is remote. Accordingly, no provisions were recognized in respect of this proceeding as the issue should not have an effect on the financial statements.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007. This appeal was resolved in favor of the tax authorities in June 2010. Abbey Treasury Services plc plans to appeal against this judgment at a higher instance.

•
Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside of the United States in fiscal years 2003 to 2005 in relation to financial transactions carried out with an international bank.

As of the date hereof other less significant tax litigation is in progress.
ii. Non-tax-related proceedings
As of the date hereof, the main non-tax-related proceedings concerning the Group are as follows:
•	Mis-selling: claims associated with the sale by Abbey (currently Santander UK plc) of certain financial products to its customers.

The provisions recorded by Santander UK in this respect were calculated on the basis of the best estimate of the number of claims that will be received, of the percentage of claims that will be upheld and of the related amounts.

•
LANETRO, S.A. (currently ZED WORLDWIDE, S.A.): claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

A Supreme Court judgment of March 30, 2010 dismissed the extraordinary appeal against procedural infringements and partially upheld the cassation appeal, both of which were lodged by the Bank against the Madrid Provincial Appellate Court judgment.

Zed Worldwide, S.A. has requested the judicial execution of the sentence. The Court has initiated a prior issue without having proceeded to deal with the execution.

•
Ordinary proceedings were filed by Galesa de Promociones, S.A., against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed have been broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to rental income.

On March 2, 2010 the Court of First Instance handed down a judgment partially upholding the claim and the counterclaim against the Bank, ordering it to pay the claimant €4,458,960.61 and ordering Galesa Promociones, S.A. to pay the Bank €1,428,075.70, representing an overall loss for the Bank of €3,030,874.91. Two appeals have been filed against this judgment, one by Galesa and another by the Bank on May 31, 2010.

•
A declaratory large claims action has been brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal on the grounds of procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was carried out by means of a document submitted on January 21, 2010.

•
Claim in an ordinary proceeding filed by Ms. Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This claim was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until the application for a resolution on a preliminary civil issue filed by the Bank was resolved.

By order of Court of the First Instance no. 13 of Madrid, dated September 11, 2008 and confirmed by order of the High Court of the Province of Madrid on March 24, 2010, it was agreed to suspend the pre-judgemental proceedings, due to the existence of other proceedings for the same acts, brought by other shareholders of Yesocentro, S.A. and being followed before Court of the First Instance no. 47 of Madrid (orders 1051/2004). Therefore, the former will be suspended until final judgement is pronounced by the latter. In the proceedings being followed in Court no. 47, a lower court judgement has been pronounced, partially in favor of the claimant and an appeal, partially in favor of the appeal of the claimants and the Bank. The Extraordinary Appeals to the Supreme Court for procedural infringement are being prepared, at least by the Bank.

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., in respect of the claim for €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco has filed for the annulment of the arbitral award at the Madrid Provincial Appellate Court.

In addition, Mobiliaria Monesa S.L. (parent of the former Gaesco) filed a claim at Santander Court of First Instance no. 5 against Banco Santander S.A., repeating the claims debated and resolved in the arbitration proceeding, as stated in the answer to the claim already made by the Bank to court.

The Group considers that the risk of loss arising from these matters is remote and, accordingly, it has not recognized any provisions with respect to these legal proceedings in the condensed consolidated financial statements for the six months period ended June 30, 2010.

•
Former Banco do Estado de São Paulo S.A. — Banespa — employees: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors, and the aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the Bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits.

The related appeals against this decision were filed at the High Labor Court and at the Federal Supreme Court, and are currently in process.

•
Padrão Comércio de Incorporacão de Imóveis Ltda – claim for BRL 87 million against Banco Santander (Brasil), S.A. for purported wrongful charges made by Banco do Estado de São Paulo, S.A. — (Banespa) since opening the account in 1994 to 1996. In 2006 the Pernambuco Court of Justice handed down a decision at first instance against Banespa for having not submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute were used by the plaintiff. Bearing in mind the outcome of the aforementioned appeal, the fact that it is impossible to submit the additional documentation mentioned due to procedural reasons and the scant possibilities, according to the legal advisers of Banco Santander (Brasil), S.A. that as a result of the foregoing a favorable judgment would be obtained by filing a special appeal at the Federal Court, it was decided that a negotiation process would be started with Padrão which resulted in an agreement being reached in June 2010, whereby Banco Santander (Brasil), S.A. paid an amount of BRL 54.5 million, in exchange for which Padrão withdrew the claim against Banco Santander Brasil. Both parties are currently awaiting court approval of the agreement, as duly requested by the parties.

•
Planos Econômicos: like the rest of the banking system, Santander Brazil is subject to customer claims, most of them by deposit holders, as well as to collective civil actions on the same issue filed by consumer protection bodies or by the Public Prosecutor’s Office, inter alia, as a result of the possible effects of certain changes in legislation relating to differences in the monetary adjustments to the remuneration of bank deposits and other inflation linked contracts, asserting that the plaintiffs’ vested rights relating to inflationary adjustments are violated because such adjustments are applied with immediate effect. Recently the High Court of Justice set a five-year limitation period on these collective civil actions, as argued by the banks, compared to the 20 years sought by the plaintiffs, thereby significantly reducing the number of actions of this type, as well as the amounts claimed. As regards the core merits of the issue, judgments for the moment have found against the banks, and two proceedings are currently underway at the High Court of Justice and the Federal Supreme Court with the aim of reaching a final resolution on the issue, both of which are awaiting a decision.

•
Ordinary civil procedure number 1043/2009 before the 26th Court of First Instance of Madrid initiated following a claim by BANCO OCCIDENTAL DE DESCUENTO, BANCO UNIVERSAL, C.A. alleging the rescission of a certain escrow agreement and seeking a principal payment from the Bank of US$ 150,000,000 plus US$ 4,656,164 in interest. On October 7, 2010 the Bank received the notification of the judgment of October 1, 2010 which upheld the claim made by BANCO OCCIDENTAL DE DESCUENTO, BANCO UNIVERSAL, C.A. without making any party liable for the legal fees and costs of the proceedings. The Bank has filed the notice of its appeal against the referred first instance judgement.

•
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of the Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying security.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

As of the date hereof, certain claims are underway with respect to this matter. The Bank’s directors and its legal advisors consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered remote and it has not been necessary to recognize any liability in this connection in the half-yearly financial statements for the six month period ended June 30, 2010.

•
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (Madoff Securities) by the US Securities and Exchange Commission (SEC) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercized by the issuer in year ten. At December 31, 2008, the Group determined that these events should be classified as adjusting events after the reporting period, as defined in IAS 10.3, since they provided evidence of conditions that existed at the end of the reporting period and, accordingly, in accordance with IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million €-350 million after tax-) under Gains/losses on financial assets and liabilities (net) in the consolidated income statement for 2008.

The Group has at all times exercized due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established Group procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned regulator in recent years, and at no time was its reputation and solvency questioned by the market or by the US regulatory authorities.

As of the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As mentioned above, the Group considers that it has exercized due diligence at all times and these products have been sold in a transparent way pursuant to applicable legislation and established procedures and accordingly the risk of loss is remote. As a result, provisions have not been recognized in relation to these legal proceedings in the half-yearly financial statements for the six month period ended June 30, 2010.

On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was around 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, a wholly-owned indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee will allow the funds’ claims in the liquidation proceeding and reduce his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which American legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of US$ 1,540,141,277.60 and US$ 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of US$ 500,000 each. The funds have paid 85% of the clawback claims asserted by the trustee. The payments totalled US$ 129,057,094.60 for Optimal Strategic U.S. Equity and US$ 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate. The agreement also contains an equal treatment provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to equalize the percentages applied to the funds with respect to other comparable investors.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to due diligence, in which the trustee concluded that its conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, officers and employees who agree to release the trustee and the Madoff Securities estate, to the extent the claims arose out of the funds’ dealings with Madoff Securities. It also releases both funds from potential clawback liability for any other withdrawals made by them.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, has pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and has been sentenced to 150 years’ imprisonment.

As of the date hereof, other less significant non-tax-related proceedings are in progress.
At the date of approval of these half-yearly financial statements the Group has recognized reasonable provisions to cover any liabilities that could arise as a result of these tax and legal situations.
The total amount of payments made by the Group arising from litigation in the first six months of 2010 is not material with respect to these half-yearly financial statements.
11.	Equity
In the first half of 2010 and 2009 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)	Issued capital

In the first half of 2010, there were no changes in the Bank’s share capital which consisted of 8,228,826,135 shares with a par value of €4,114,413,067.50.

b)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items. The most significant amount relates to the Valores Santander securities.

Valores Santander

In 2007, in order to partially finance the takeover bid for ABN AMRO, Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (Valores Santander), amounting to €7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s shares for conversion purposes was set at €16.04 per share, and the conversion ratio of the bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 311.76 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

Subsequent to issue, Banco Santander resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue performed by Banco Santander, through which the Santander Dividendo Elección programme was put into effect in 2009, and the new reference price of the shares of Banco Santander for conversion purposes was set at €14.48 per share. Consequently, the new conversion ratio applicable to the Valores Santander is 345.30 shares of Banco Santander for each Valor Santander, the result of dividing the face value of each Valor Santander (€5,000) by the aforementioned reference price (€14.48).

c)	Hedges of net investments in foreign operations and Exchange differences

Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in these two headings in the consolidated statement of recognized income and expense include, inter alia, the valuation gain or loss relating to the exchange difference arising from the goodwill held by the Group in foreign currency. At June 30, 2010, the balance recognized in the condensed consolidated statement of recognized income and expense in this connection represented a gain of approximately €2,300 million arising from the appreciation of the various currencies against the euro. This change was offset by an increase in the balance of goodwill at the corresponding date (see Note 8.a).

12.	Segment reporting
As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of Interest and similar income for the six-month periods ended June 30, 2010 and 2009, is as follows:

	Interest and similar income by geographical
	area
	(Thousands of euros)
	Consolidated
Geographical area	30/06/10	30/06/09

Spain	5,611,704	8,594,198

Abroad:
European Union	6,396,227	7,297,921
OECD countries	3,476,422	3,575,428
Other countries	9,738,674	8,326,947

	19,611,323	19,200,296

Total	25,223,027	27,794,494

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), the Americas and Sovereign, based on the location of our assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2010 and 2009.

	Revenue (Thousands of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segments	30/06/10	30/06/09	30/06/10	30/06/09	30/06/10	30/06/09

Continental Europe	14,342,781	17,436,911	120,388	486,701	14,463,169	17,923,612
United Kingdom	4,887,954	5,811,424	17,479	(27,159)	4,905,433	5,784,265
Americas	16,293,240	15,162,475	(47,709)	(546,064)	16,245,531	14,616,411
Sovereign (*)	1,420,310	1,252,445	(18,807)	—	1,401,503	1,252,445
Financial Management and Holdings	(1,065,318)	(356,424)	1,626,677	1,419,847	561,359	1,063,423
Inter-segment revenue adjustments and eliminations		—	(1,698,028)	(1,333,325)	(1,698,028)	(1,333,325)

Total	35,878,967	39,306,831	—	—	35,878,967	39,306,831

(*)	Includes only five months in 2009.
Also, following is the reconciliation of the Group’s consolidated profit before tax for the six-month periods ended June 30, 2010 and 2009, broken down by business segment, to the profit before tax per the accompanying condensed consolidated income statements for these periods:

	Consolidated profit
	(Thousands of euros)
Segments	30/06/10	30/06/09

Continental Europe	2,610,013	2,705,174
United Kingdom	1,006,125	884,547
Latin America	2,562,618	1,967,450
Sovereign (*)	171,869	(26,397)
Financial Management and Holdings	(1,447,155)	(799,655)
Total profit of the segments reported	4,903,470	4,731,119
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/(loss)	—	—
(+/-) Income tax and/or profit from discontinued operations	1,427,577	1,181,866
Profit before tax	6,331,047	5,912,985

(*)	Includes only five months in 2009.
13.	Related party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2010 and 2009, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when applicable, the related compensation in kind was assigned.

Thousands of euros
30/06/10
Group
	Significant	Directors and	companies or	Other related
Expenses and income	shareholders	executives	entities	parties	Total

Expenses:	—	491	3,406	6,861	10,758
Finance costs	—	—	—	—	—
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	4	5,638		5,642

	—	495	9,044	6,861	16,400

Income:
Finance income	—	209	37,905	51,707	89,821
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	5	50,633	18,372	69,010

	—	214	88,538	70,079	158,831

	Thousands of euros
	30/06/10
			Group
	Significant	Directors and	companies or	Other related
Other transactions	shareholders	executives	entities	parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31,760	5,019,587	2,138,652	7,189,999
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	54,225	574,631	596,600	1,225,456
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	9	179	488,742	488,930
Guarantees received	—	—	—	—	—
Obligations	—	6,053	45,313	2,745	54,111
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	10,290	—	88,237	98,527
Other transactions	—	—	5,580,546	3,208,092	8,788,638

Thousands of euros
30/06/09
Group
	Significant	Directors and	companies or	Other related
Expenses and income	shareholders	executives	entities	parties	Total

Expenses:
Finance costs	—	358	7,920	19,471	27,749
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	18	2,988	—	3,006

	—	376	10,908	19,471	30,755

Income:
Finance income	—	279	59,241	107,824	167,344
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	9	10,853	12,128	22,990

	—	288	70,094	119,952	190,334

	Thousands of euros
	30/06/09
			Group
	Significant	Directors and	companies or	Other related
Other transactions	shareholders	executives	entities	parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	21,870	4,615,681	2,118,028	6,755,579
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	35,836	386,666	439,553	862,055
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	11	114	497,288	497,413
Guarantees received	—	—	—	—	—
Obligations	—	5,005	1,994,886	2,481	2,002,372
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	13,800	—	79,575	93,375
Other transactions	—	—	6,232,987	3,138,114	9,371,101
In addition to the detail above, there were insurance contracts linked to pensions amounting to €2,319 million at June 30, 2010 (June 30, 2009: €2,407 million).
14.	Average headcount
The average number of employees at the Group and at the Bank, by gender, at June 30, 2010 and 2009 was as follows:

	Bank		Group
Average headcount	30/06/10	30/06/09	30/06/10	30/06/09

Men	12,102	12,545	80,161	83,413
Women	7,586	7,611	89,671	92,195

	19,688	20,156	169,832	175,608

The decrease in the Group’s average headcount is due mainly to the disposal carried out by the Group in the second half of 2009 of its businesses in Venezuela.

15.	Other disclosures
This Note includes relevant information about additional disclosure requirements.
15.1 Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	June 30, 2010	December 31, 2009
Assets
Cash and due from banks	54,312,173	28,231,681
Interest earning deposits in other banks	24,766,257	29,288,269
Securities purchased under agreements to resell	19,574,221	21,288,275
Trading account assets	196,568,813	172,867,988
Banks	17,609,767	22,714,580
Loans	10,237,502	17,885,911
Derivatives	85,356,563	59,856,413
Debt securities	69,578,369	57,285,731
Equity securities	13,786,613	15,125,353
Investment securities	97,285,991	101,579,834
Available-for-sale	97,285,991	101,579,834
Net Loans and leases	703,628,327	653,348,725
Loans and leases, net of unearned income	722,464,371	671,184,116
Less-Allowance for loan losses	(18,836,044)	(17,835,391)
Premises and equipment, net	11,718,432	11,499,449
Investment in affiliated companies	200,060	164,473
Other assets	109,251,947	89,904,613
Intangible Assets	3,035,053	2,778,358
Goodwill in consolidation	25,344,756	22,865,056
Accrual Accounts	2,843,458	2,259,262
Hedge derivatives	9,307,455	7,833,850
Others	68,721,225	54,168,087

Total assets	1,217,306,222	1,108,173,307

Liabilities
Deposits	620,924,624	554,133,789
Non interest deposits	5,308,744	5,393,916
Interest bearing	615,615,880	548,739,873
Demand deposits	157,014,623	142,483,882
Savings deposits	142,791,698	127,940,647
Time deposits	315,809,559	278,315,344
Short-term debt	119,595,253	124,189,724
Long-term debt	230,791,058	220,089,591
Other liabilities	167,577,136	135,889,561
Taxes Payable	8,298,252	7,003,945
Accounts Payable	9,257,220	7,859,466
Accrual Accounts	4,961,026	5,502,958
Pension Allowance	7,749,514	8,272,533
Derivatives	91,601,892	63,903,701
Liabilities under insurance contracts	10,002,138	16,916,446
Other Provisions	6,474,219	6,904,055
Short securities positions	11,823,908	5,139,730
Others	17,408,967	14,386,727

Total liabilities	1,138,888,071	1,034,302,665

Stockholders’ equity
Capital stock	4,114,413	4,114,413
Additional paid-in-capital	29,305,257	29,305,257
Other additional capital	(1,269,160)	(2,326,272)
Current year earnings	4,445,349	8,942,538
Other reserves	35,689,170	28,630,648

Total stockholders’ equity	72,285,029	68,666,584

Noncontrolling interests	6,133,123	5,204,058

Total equity	78,418,152	73,870,642

Total liabilities and equity	1,217,306,222	1,108,173,307

The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2009, 2008 and 2007, the amount of Mortgage backed securities was €55,032 million, €48,682 million and €48,017 million, respectively and €59,273 million as of June 30, 2010.
Additionally, as of December 31, 2009, 2008 and 2007, the investment debt securities assigned to certain Group or third-party commitments amounted to €39,661 million, €25,161 million and €16,866 million, respectively and €36,797 million as of June 30, 2010.

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	Six months	Six months
	ended June	ended June
	30, 2010	30, 2009
Interest income:
Interest and fees on loans and leases	20,165,946	22,354,831
Interest on deposits in other banks	1,373,819	2,059,400
Interest on securities purchased under agreements to resell	474,129	654,028
Interest on investment securities	3,352,279	2,921,696
Dividends	—	4,895

Total interest income	25,366,173	27,994,850

Interest expenses:
Interest on deposits	(6,294,733)	(8,724,298)
Interest on short-term borrowings	(1,323,270)	(1,935,670)
Interest on long-term debt	(2,370,164)	(3,714,357)

Total interest expense	(9,988,167)	(14,374,325)

Net interest income	15,378,006	13,620,525
Provision for credit losses	(4,977,450)	(4,625,778)

Net interest income after provision for credit losses	10,400,556	8,994,747
Non interest income:
Commissions and fees from fiduciary activities	657,599	606,742
Commissions and fees from securities activities, net	405,461	405,191
Fees and commissions from insurance activities	4,043,282	3,993,925
Other Fees and commissions, net	2,675,254	2,567,859
Gains (losses) from:
Affiliated companies’ securities	51,983	19,480
Investment securities	656,721	1,782,125
Foreign exchange, derivatives and other, net	683,225	134,572
Sale of premises	123,567	—
Other income	619,305	495,650

Total non interest income	9,916,398	10,005,544
Non interest expense:
Salaries and employee benefits	(4,762,805)	(4,458,924)
Occupancy expense of premises, depreciation and maintenance, net	(1,220,472)	(1,116,129)
General and administrative expenses	(2,575,050)	(2,375,591)
Impairment of goodwill	—	(2,346)
Impairment / amortization of intangible assets	(520,529)	(408,282)
Provisions for specific allowances	(685,794)	(563,632)
Payments to Deposit Guarantee Fund	(152,286)	(173,216)
Insurance claims	(3,262,621)	(3,378,385)
Other expenses	(806,351)	(610,801)

Total non interest expense	(13,985,907)	(13,087,306)
Income before income	6,331,047	5,912,985
Income tax expense	(1,414,547)	(1,242,511)
Net consolidated income for the year	4,916,500	4,670,474

Net income attributed to noncontrolling interests	458,121	208,369
Income from discontinued operation, net of taxes	(13,030)	56,898
NET INCOME ATTRIBUTED TO THE GROUP	4,445,349	4,519,003

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2010 and December 31, 2009.
CONDENSED BALANCE SHEETS (Parent company only)

	June 30, 2010	December 31, 2009
	(Thousands of Euros)
Assets

Cash and due from banks	75,606,689	70,922,607
Trading account assets	74,410,408	57,262,358
Investment securities	33,185,790	34,033,734
Net Loans and leases	177,574,442	174,645,173
Investment in affiliated companies	61,975,334	67,430,284
Premises and equipment, net	1,305,485	1,338,600
Other assets	13,154,611	10,436,136
Total assets	437,212,759	416,068,892

Liabilities
Deposits	236,105,100	236,833,251
Short-term debt	11,537,798	13,597,783
Long-term debt	64,347,993	59,884,683
Other liabilities	81,725,911	59,571,695
Total liabilities	393,716,802	369,887,412

Stockholders’ equity
Capital stock	4,114,413	4,114,413
Retained earnings and other reserves	39,381,544	42,067,067
Total stockholders’ equity	43,495,957	46,181,480

Total liabilities and Stockholders’ equity	437,212,759	416,068,892
Following are the summarized statements of income of Banco Santander, S.A. for the periods ended June 30, 2010 and 2009.
CONDENSED STATEMENTS OF INCOME (Parent company only)

	Six months	Six months
	ended June	ended June
	30, 2010	30, 2009
	(Thousands of Euros)

Interest income

Interest from earning assets	4,538,758	6,338,252
Dividends from affiliated companies	1,429,890	771,351

	5,968,648	7,109,603
Interest expense	(2,671,187)	(4,439,636)

Net interest income	3,297,461	2,669,967
Provision for credit losses	(606,370)	(101,802)

Net interest income after provision for credit losses	2,691,091	2,568,165
Non interest income:	697,965	1,395,567
Non interest expense:	(1,931,020)	(1,623,148)

Income before income taxes	1,458,036	2,340,584
Income tax expense	(41,923)	(39,595)

Net income	1,416,113	2,300,989

15.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(Thousands of Euros)

Preference shares	622,314	430,152
Preferred securities	8,280,328	7,315,291

Total at period-end	8,902,642	7,745,443

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2010 and December 31, 2009.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Abbey amounting to GBP 160.6 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc, Alliance & Leicester plc and Santander Holding USA, Inc.
For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Abbey Group.

Except the issues of Santander PR Capital Trust I, which redeem in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2010
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)

Banesto Holding, Ltd, December 1992	US Dollar	77.3	10.50%		June 30, 2012
Abbey National plc, October 1995	Pounds Sterling	36.1	10.375%		No option
Abbey National plc, February 1996	Pounds Sterling	100	10.375%		No option
Abbey National plc, June 1997	Pounds Sterling	24.5	8.625%		No option
Alliance & Leicester plc, March 2004	Pounds Sterling	13.5	5.827%		March 22, 2016
Alliance & Leicester plc, May 2006	Pounds Sterling	39.9	6.222	% (2)	May 24, 2019
Sovereign Bancorp Inc, May 2000	US Dollar	145	12.00%		May 16, 2020
Sovereign Bancorp Inc, April 2006	US Dollar	75.0	7.30%		May 15, 2011

	Outstanding at June 30, 2010
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	103.4	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	158.5	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	EUR3M+2.30%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity
March 2009	US Dollar	43.2	2.00%	Perpetuity
March 2009	Euro	467.4	2.00%	Perpetuity
June 2009	Euro	1,965.6	5.75%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	174.4	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.6	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	9.0	7.01%	Perpetuity
July 2009	Euro	125.7	EURIBOR (3M)+764b.p.	Perpetuity
July 2009	Pounds Sterling	679.4	LIBOR (3M)+766b.p.	Perpetuity
July 2009	US Dollar	986.7	USD LIBOR (3M)+767b.p.	Perpetuity

Abbey Group
Abbey National Capital Trust I, February 2000	US Dollar	621.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	104.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	15.9	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

Santander International Preferred S.A. (Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)
That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•
Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•
Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•
Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

			Year end December 31,
	June 2010		2009		2008		2007
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	10,477,945	4,183,212	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396
Preferred dividends	25,454	25,454	92,294	92,294	37,374	37,374	47,290	47,290
Fixed charges less Preferred dividends	10,452,491	4,157,758	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106

EARNINGS:
Income from continuing operations before taxes and extraordinary items	6,331,047	6,331,047	10,587,800	10,587,800	10,849,325	10,849,325	10,970,494	10,970,494
Distributed earnings from associated companies	7,971	7,971	(5,870)	(5,870)	695,880	695,880	291,401	291,401
Fixed charges	10,477,945	4,183,212	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396

Total earnings	16,801,021	10,506,288	36,985,897	21,133,850	47,194,460	27,910,264	41,249,056	26,659,489
Less Preferred dividends	25,454	25,454	92,294	92,294	37,374	37,374	47,290	47,290

Total earnings less preferred stock dividends	16,775,567	10,480,834	36,893,603	21,041,556	47,157,086	27,872,890	41,201,766	26,612,199

Ratio of earnings to fixed charges	1.60	2.51	1.40	2.01	1.27	1.57	1.35	1.67
Ratio of earnings to fixed charges less preferred stock dividends	1.60	2.52	1.40	2.01	1.27	1.57	1.35	1.67